As confidentially submitted to the U.S. Securities and Exchange Commission on May [•], 2022.

This draft registration statement has not been filed, publicly or otherwise, with the U.S. Securities and

Exchange Commission, and all information contained herein remains strictly confidential.

Registration No. 333-__________

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM S-1
REGISTRATION STATEMENT

UNDER
THE SECURITIES ACT OF 1933

JANOVER INC.

(Exact name of registrant as specified in its charter)

Delaware	[●]	83-2488296
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Janover Inc.

6401 Congress Ave, Ste 250,

Boca Raton, Florida 33487

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Blake Janover
Chief Executive Officer

6401 Congress Ave, Ste 250,

Boca Raton, Florida 33487

(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies to:
Ross Carmel, Esq. Philip Magri, Esq. Carmel, Milazzo & Feil LLP 55 West 39th Street, 18th Floor New York, NY 10018 (212) 658-0458	Joseph M. Lucosky, Esq. Lawrence Metelitsa, Esq. Lucosky Brookman LLP 101 Wood Avenue South, 5th Floor Woodbridge, NJ 08830 (732) 395-4400

Approximate date of commencement of proposed sale to the public:

As soon as practicable after this Registration Statement becomes effective.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☐

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, smaller reporting company, or an emerging growth company. See the definitions of “large accelerated filer,” “accelerated filer,” “smaller reporting company,” and “emerging growth company” in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☐	Accelerated filer ☐
Non-accelerated filer ☒	Smaller reporting company ☒
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for comply with any new or revised financial accounting standards provided pursuant to Section 7(a)(2)(B) of Securities Act. ☐

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to such Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. These securities may not be sold until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting offers to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION, DATED [*], 2022

JANOVER INC.

[●] Shares of Common Stock

____________________________

This is an initial public offering of [●] shares of common stock, par value, $0.00001 per share, Janover Inc. at an assumed offering price of $[●] per share, the midpoint of a range between $[●] and $[●] per share. Prior to this offering, there has been no public market for our common stock. We are in the process of applying to list our Common Stock on Nasdaq under the symbol “ .” If our common stock is not approved for listing on The Nasdaq Capital Market, we will not consummate this offering. No assurance can be given that our application will be approved.

Because our Chief Executive Officer, Blake Janover will hold approximately 99% of the voting power of our common stock upon the closing of this offering, we will be a “controlled company” under the corporate governance rules of The Nasdaq Stock Market LLC (“Nasdaq”). However, we do not currently expect to rely upon the “controlled company” exemptions. See “Principal Shareholders” for additional information.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended (the “Securities Act”), and, as such, have elected to comply with certain reduced public company reporting requirements for this prospectus and future filings. See “Prospectus Summary — Implications of Being an Emerging Growth Company.”

The offering is being underwritten on a firm commitment basis. The underwriters may offer the Shares from time to time to purchasers directly or through agents, or through brokers in brokerage transactions on Nasdaq, or to dealers in negotiated transactions or in a combination of such methods of sale, or otherwise, at fixed price or prices, which may be changed, or at market prices prevailing at the time of sale, at prices related to such prevailing market prices.

INVESTING IN OUR SECURITIES INVOLVES RISKS. SEE THE “RISK FACTORS” ON PAGE 18 OF THIS PROSPECTUS AND ANY SIMILAR SECTION CONTAINED IN THE APPLICABLE PROSPECTUS SUPPLEMENT CONCERNING FACTORS YOU SHOULD CONSIDER BEFORE INVESTING IN OUR SECURITIES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total
Public offering price	$	$
Underwriting discounts and commissions(1)	$	$
Proceeds, before expenses, to us(2)	$	$

(1)	See the section titled “Underwriting” for a complete description of the compensation payable to the underwriters.
(2)	We estimate the total expenses payable by us, excluding the underwriting discount and non-accountable expense allowance, will be approximately $140,000.

We have granted a 45-day option to the underwriters, exercisable one or more times in whole or in part, to purchase up to an additional [●] shares of our common stock (equal to 15% of the shares of our common stock sold in the offering) solely to cover over-allotments, if any, at the public offering price less the underwriting discounts.

The underwriters expect to deliver the shares against payment in New York, New York on or about     [●]      , 2022.

EF HUTTON

division of Benchmark Investments, LLC

The date of this prospectus is [●], 2022

You should rely only on information contained in this prospectus. We have not, and the underwriters have not, authorized anyone to provide you with additional information or information different from that contained in this prospectus. We are not making an offer of these securities in any state or other jurisdiction where the offer is not permitted. The information in this prospectus may only be accurate as of the date on the front of this prospectus regardless of time of delivery of this prospectus or any sale of our securities.

No person is authorized in connection with this prospectus to give any information or to make any representations about us, our common stock hereby or any matter discussed in this prospectus, other than the information and representations contained in this prospectus. If any other information or representation is given or made, such information or representation may not be relied upon as having been authorized by us. This prospectus does not constitute an offer to sell, or a solicitation of an offer to buy our securities in any circumstance under which the offer or solicitation is unlawful. Neither the delivery of this prospectus nor any distribution of our securities in accordance with this prospectus shall, under any circumstances, imply that there has been no change in our affairs since the date of this prospectus.

For investors outside the United States: Neither we nor the underwriters have done anything that would permit this offering, or possession or distribution of this prospectus, in any jurisdiction where action for that purpose is required, other than in the United States. Persons outside the United States who come into possession of this prospectus must inform themselves about, and observe any restrictions relating to, the offering of our common stock and the distribution of this prospectus outside of the United States. See the section of this prospectus entitled “Underwriting” for additional information on these restrictions.

Unless otherwise indicated, information in this prospectus concerning economic conditions, our industries and our markets is based on a variety of sources, including information from third-party industry analysts and publications and our own estimates and research. This information involves a number of assumptions, estimates and limitations. The industry publications, surveys and forecasts and other public information generally indicate or suggest that their information has been obtained from sources believed to be reliable. None of the third-party industry publications used in this prospectus were prepared on our behalf. The industries in which we operate are subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors” in this prospectus. These and other factors could cause results to differ materially from those expressed in these publications.

i

We own or have rights to various trademarks, service marks and trade names that we use in connection with the operation of our businesses. This prospectus may also contain trademarks, service marks and trade names of third parties, which are the property of their respective owners. Our use or display of third parties’ trademarks, service marks and trade names or products in this prospectus is not intended to, and does not imply a relationship with, or endorsement or sponsorship by us. Solely for convenience, the trademarks, service marks and trade names referred to in this prospectus may appear without the ®, TM or SM symbols, but the omission of such references is not intended to indicate, in any way, that we will not assert, to the fullest extent under applicable law, our rights or the right of the applicable owner of these trademarks, service marks and trade names.

ii

PROSPECTUS SUMMARY

This summary highlights selected information contained in other parts of this prospectus. Because it is only a summary, it does not contain all of the information that you should consider before investing in shares of our common stock and it is qualified in its entirety by, and should be read in conjunction with, the more detailed information appearing elsewhere in this prospectus. You should read the entire prospectus carefully, especially “Risk Factors,” “Special Note Regarding Forward-Looking Statements,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes, before deciding to invest in shares of our common stock.

Unless the context requires otherwise, the words “we,” “us,” “our”, “Company” and “Janover” refer collectively to Janover Inc., a Delaware corporation. Our fiscal year end is December 31, and our fiscal quarters end on March 31, June 30, September 30 and December 31.

Our Company

Overview

Janover Inc., was originally organized as Janover Ventures, LLC, a Florida limited liability company, on November 28, 2018 and converted to a Delaware corporation on March 9, 2021. Our mission is to remove frictions from commercial property financing, making it easier and more cost effective for everyone in the transaction. We intend to disintermediate commercial real estate financing, flattening the playing field for commercial property owners and developers and lenders of all sizes; democratizing a fractured and elitist market.

We are an employee-centric organization, laser-focused on delivering maximum value at scale to commercial borrowers and lenders, and as a byproduct, long-term value to our shareholders. We provide technology that connects commercial mortgage borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders (including banks, credit unions, REITs, debt funds, and more) looking to deploy capital into commercial mortgages. We believe, as we scale, that we can use the same technology to provide similar services across the commercial property and small business value chain.

We have developed a flexible, two-sided, B2B fintech marketplace that connects commercial mortgage borrowers and lenders, with a human touch. Commercial property owners, operators, and developers can quickly create an account on our platform, setting up their own profile and submit and manage loan requests on their dashboard in a fully digital experience. Our algorithms automatically match borrowers to their best loan option(s) or to our internal capital markets advisors that guide the borrower through the process and connect them with the right loan product and lender. Originators that work at commercial mortgage lenders can log in and use their lender portal to view, sort, and engage with their new matches in real-time and communicate with the borrowers, tracking their loans right through our portal. Capital markets advisors that work internally have their own interface that gives them access to targeted loan opportunities empowering them to help borrowers manage their choices, leading to the best possible outcomes for both lenders and borrowers while building trust; all of which enhances our brand.

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Our Founder

Our Founder and CEO, Blake Janover, is responsible for overseeing Janover Inc. and for directing the Company’s strategy and execution. Serving as a CEO of the Company since April 1, 2019, he also serves as the Chairman of our Board of Directors.

Mr. Janover is an entrepreneur with a history of running multiple businesses relating to multifamily and commercial property finance, business financing, real estate, technology, consulting, and management & marketing services. He has employed hundreds of people across continents. Having overseen underwriting, origination, and advisory on billions of dollars worth of commercial, multifamily, and residential real estate loans, Mr. Janover is uniquely suited to operate Janover. His first business was a mortgage brokerage that later became a correspondent lender, then a direct lender operating in the residential and commercial real estate space in the last cycle. He currently has more than 15 years of experience as an entrepreneur. He is an Official Member of the Forbes Real Estate Council and is regularly relied on for industry expertise by industry trade publications and podcasts. He is enrolled in OPM at Harvard Business School and participated in HBS’s inaugural fintech program.

Prior to forming the Company, Mr. Janover spent the last five years as consulting on various projects in industries such as multifamily and commercial real estate finance projects as well as a partner in a 130+ unit Class-A apartment development in Miami. Mr. Janover currently has more than 15 years of experience as an entrepreneur.

Our Market Opportunity

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Commercial lending is antiquated; filled with legacy systems, misaligned incentives, two very highly fragmented sides of a two-sided transaction and we think the problem is the opportunity:

•	Commercial borrowers can’t know all their loan options. As the complexities of borrower needs, lender credit requirements, and loan features compound, the pool of possible outcomes becomes mind boggling.
•	Commercial borrowers and lenders don’t have access to each other at scale. For lenders to find the best borrowers for their needs; and borrowers to find the best lenders for their sensitivities; aggregation of these highly fragmented, long tails, is needed.
•	Commercial mortgage brokers’ (and individual lenders’) incentives are not aligned with the needs of borrowers. Everyone is incentivized to close, but nobody has a platform to ensure the borrower is truly getting the best loan for themselves. We are working hard to build just such a platform.
•	Small commercial borrowers (loans under $5 million) are often totally alienated from the elitist institutional loan community. We are building a platform that can operate agnostic to loan amount.
•	Processing a commercial mortgage is antiquated. Borrowers and lenders suffer through a slow, inefficient procedure that hasn’t seen real innovation at scale; falling far behind the innovations that fintech has delivered to consumer and residential mortgage finance. There are hundreds of pages of documents, manual signatures, multiple stakeholders, and a world of complexity that can be simplified.

Commercial real estate represents a $16 trillion market across more than 50 million commercial properties in the United States. The Mortgage Bankers Association estimates more than $1 trillion in commercial mortgage transactions in 2023.

Our Strategy

Our strategy is to obsessively deliver deeper value to each side of our two-sided marketplace connecting commercial borrowers and lenders with a human touch. As we scale, we will share our cost advantage with our customers on both sides of the marketplace:

1. We provide borrowers with lower loan costs, increased optionality, free product education, and a better loan experience.

2. We create more productive loan originators with a turn-key, performance-based, digital strategy and easy-to-use tools for faster and more efficient loan processing.

These things spin our flywheel creating sustainable network effects and ultimately scaled economies shared. We will continue to focus on user experience, or UX, data-driven decisioning, service, and educational content at the top of our funnel, which are all supported by a world-class team.

Summary of Our Businesses

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Our business model includes earning a transaction fee each time a loan closes with a lender through our platform. We are either paid a share of the revenue from the transaction by the lender or, alternatively, receive some fixed sum in an amount we negotiate from the borrower. While we are generally paid by the lender or the borrower; as we scale, expect the burden of payment to generally shouldered by the lender. As of May [ ], 2022, our average fee earned per transaction is approximately 1% of the loan amount generally earned at the time of closing. We generally get paid one of two ways.

a.	By the lender: We have Premier Lenders on our platform. With those relationships lenders may share their origination, trade premium, and servicing fees with us, often making room for us to not have to charge borrowers a fee for our platform services.
b.	By the borrower: If a loan closes with a non-Premier lender partner through our platform, the borrower will generally pay us a fee at closing. As we scale, we aim to reduce this fee which we think will help us become the highest quality, lowest cost option for borrowers – like the way Costco was able to deliver Kirkland to its customers. We aim to leverage our superior digital logistics to share scaled economies with our customers on both sides of the transaction.

We don’t make loans or share risk.

We currently have two different customer segments: lenders and borrowers. Borrowers include owners, operators, and developers of commercial real estate including multifamily properties and most recently, a growing segment of small business owners (which we believe represents a significant growth opportunity). Lenders include small banks, credit unions, REITs, Fannie Mae® and Freddie Mac® multifamily lenders, FHA® multifamily lenders, debt funds, CMBS lenders, SBA lenders, and more.

Intellectual Property

We have trademarks registered in the United States and have one patent application pending in the United States.

Our Future

Cultivating networks

Looking to the future, we believe cultivating and empowering our networks will be a key to our ability to continue to scale as we execute on our business plan while continuing to aim much, much higher. We think network effects will help accelerate our growth as we continue to provider deeper value, and more connections, among the nodes in our network. Our marketplace currently benefits from what is traditionally described as indirect network effects; as each node on one side of the network joins, the network becomes more valuable for nodes on the other side of the network, so more of them join, making it more valuable for the nodes on the original side. As we aggregate a robust universe of property owners, developers, and investors on one side; and originators and lenders on the other side; the opportunity arises to super-charge those networks by linking nodes within each respective network; as well as adding new products to the marketplace that can serve either side of the marketplace.

Lender Networks

We believe we can leverage aggregated lender demand for loan opportunities and create a robust secondary marketplace for originated loans and loan syndications in which lenders will ultimately be able to transact with each other, creating a network, with a social component, for financial transactions with robust, direct network effects. We also think there is an opportunity to introduce subscriptions to lenders giving them enhanced access to our data and market.

Borrower network

We think this is the biggest long-term opportunity for us. As we build a portal with thousands of property owners, operators, and developers across the country we believe we will be able to unlock the ability for owners to “click to list” their property for sale as well as search other properties that are (and aren’t) for sale and make offers, transact, and get financing on our platform; ultimately leading to disintermediation of commercial real estate at a massive scale; eviscerating inefficiencies, excess fees, and democratizing the ecosystem. We think we’ll be able to embed concierge level advisory services into these transactions and take a small transaction fee (a fraction of what investment sales professionals charge now) with a more transparent and frictionless transaction.

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New marketplace products

This is something we’re already tinkering with, but as we scale, we expect to continue to add new products to our marketplace. Closely related products may be small business loans, property assessed clean energy financing (PACE financing), and ancillary products could be commercial property insurance, valuation, property management, equity capital, a data marketplace, and more.

We believe that as we scale our marketplace and portal, with thousands of new accounts being set up every month and orders of magnitude more data points, we are going to be able to build AI and machine learning models to create better commercial property underwriting, analytics, decisioning, and processes for enhanced property valuations, faster originations, more robust distribution, and superior matching outcomes. We aim to simultaneously gather data we can use to become the platform that ultimately disintermediates and digitizes commercial real estate in a winner take-most scenario; dethroning incumbent commercial mortgage brokers; disrupting non-competitive lenders; and breaking down the closed ecosystems within the industry by sharing our economies of scale with property owners as well as aligned marketplace product and service providers and leveraging data to improve everyone’s’ outcome.

Mergers and Acquisitions (M&A)

We believe we will have the opportunity to build a comprehensive operating system for commercial real estate, as the formerly fractured market adapts technology. As such we think we will have the opportunity to acquire companies in adjacent sub-markets into our ecosystem, allowing them to enjoy the benefits of our infrastructure, customer base, and content marketing and allowing our customers access to a best-in-class suite of commercial real estate products from software for data analytics, to technology for buying and selling commercial property. We do not currently have any oral or written agreements with any third parties.

Our Competitive Advantages

Top of funnel

Unique in an industry that is dominated by an “old way” of doing things, our focus is on delivering value to borrowers first, then to our lenders, with our growth being a byproduct of that value. We start by providing transparent education in an opaque market and it’s our interpretation that Google appreciates the upfront educational value that we provide and will continue to reward us with high rankings on search result pages for topics we build content and websites for. We believe our deeply valuable and well-organized content that is a material competitive advantage. Instead of focusing on building one website that covers everything, we have multiple websites focused on educating and empowering commercial property owners, operators, and developers (and now small business owners) in very specific categories, sites such as https://multifamily.loans, which is focused solely on multifamily financing, and https://cmbs.loans, which is focused on commercial mortgage backed securities, or cmbs financing, (a type of commercial mortgage financing involving securitizing pools of commercial property loans). This drill down allows us to provide the deepest amount of educational value on a specific topic, isolate content marketing risks (i.e., if one of our websites loses its ranking it doesn’t affect our network), and build our brand by having it associated with multiple helpful data and information repositories. We believe we have a repeatable formula that we can use to continue to launch commercial property and business financing websites, covering a range of both targeted and broad topics from commercial mortgages to FHA insured multifamily loans, to continue to grow our presence online. That ability to have such a powerful top-of-funnel demand generation platform, gives us part of our structural cost advantage.

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Structural Cost

We believe that as a marketplace that aggregates demand and supply digitally, there are three primary components that give us a structural cost advantage:

1.	We generate demand digitally and don't have to pay huge salaries or commissions to get it. The incumbent model is for brokers to “elephant hunt” and get paid huge commissions to line up big deals. We don’t have to do that
2.	We transact digitally, and with our platform and our powerful matching engine, we are able to make individual contributors significantly more productive than they can be in a traditional environment.
3.	We can transact within a wider range of geographies, property types, borrower profiles, and loan amounts than our competitors, meaning we don’t have to alienate cohorts of borrowers, allowing us to monetize more of what comes through out planform.

We believe our structural cost advantage isn’t just over incumbents but tech competitors as well. Most competitors charge borrowers a fixed 1% fee and then rely on an army of high-commission commercial mortgage brokers to find business and earn big commissions. Those brokers are inherently incentivized to do two things: (1) very big loans and; (2) close quickly. Those misalignments leave an entire market of loans under $10M (and even more fractured, loans under $2M), totally alienated. It also means that a traditional broker’s incentives (to no fault of her own) is to seek the fastest path to a closing, and they may push inferior deals just to get something done. We can transact without a broker at all because borrowers find us through network of education-centric sites. Between that and the powerful marketplace, we operate at software margins, not commercial mortgage banker margins; and we don’t have to maintain a balance sheet or share risk as we scale.

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Network Effect

As a core understanding of our business, we benefit from network effects in a traditional two-sided marketplace. Every borrower that joins the platform makes it more attractive for the lenders, which in effect enables lenders to join, in return making it more attractive to borrowers. This is a truly virtuous cycle as competitive and aligned lenders gain access to new borrowers and loans they never would have had the opportunity to bid for before; and borrowers gain access to more options and variations of options in an industry that doesn’t have the benefits of homogeneous features of traditional residential home loans.

Data & AI

As borrowers and lenders join our platform and engage, we are accumulating a first-party data set and interpretations that give us what we believe is a competitive advantage that we can use to optimize conversions, matching algorithms, borrower experiences, and more. We believe in the future, we will be able to leverage AI to provide predictive data on market trends; valuations, enhanced underwriting, and more.

Summary of Risk Factors

An investment in our securities involves a high degree of risk. You should carefully consider the risks summarized below. These risks are discussed more fully in the “Risk Factors” section immediately following this Prospectus Summary. These risks include, but are not limited to, the following:

Risks Related To Our Company And Its Business

•	We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects;
•	A majority of our revenue is derived from transaction fees, which are not long-term contracted sources of recurring revenue and are subject to external economic conditions and declines in those engagements could have a material adverse effect on our financial condition and results of operations;
•	We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition;
•	Our growth plan may include completing acquisitions, which may or may not happen depending on the acquisition opportunities that are available in the marketplace;
•	We are subject to concentration risk;
•	We depend on our executive team and other employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business;
•	Our management team has limited experience managing a public company;
•	Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

Risks Related To Our Intellectual Property And Platform Development

•	We are reliant on one main type of service and some of our products are still in prototype phase and might never be operational products;
•	If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed;
•	We are making substantial investments in new product offerings and technologies and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefits from them;
•	The development and commercialization of our products is highly competitive;

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•	We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation;
•	We depend on relationships with our lenders and any adverse changes in these relationships could adversely affect our business, financial condition, and results of operations;
•	Lenders on our marketplace may not provide competitive levels of service to borrowers, which could materially and adversely affect our brands and businesses and their ability to attract borrowers;
•	If borrowers do not find value in our platform or do not like the user experience on our platform, the number of matches on our platform may decline, and would harm our business, financial condition, and results of operations;
•	General economic conditions and commercial real estate market conditions have had and may in the future have a negative impact on our business;
•	Seasonal fluctuations and other market data in the investment real estate industry could adversely affect our business and make comparisons of our quarterly results difficult;
•	Our business has been and may in the future be adversely affected by restrictions in the availability of debt or equity capital as well as a lack of adequate credit and the risk of deterioration of the debt or credit markets and commercial real estate markets;
•	We rely on third party service providers to support our platform and information technology systems;
•	Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business;
•	We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results;
•	Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business;
•	Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective;
•	Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding marketing or matching commercial property and business borrowers with financial services providers, may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction;
•	Changes in the regulation of the Internet, mobile carriers and their partners could negatively affect our business;
•	We collect, store, use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

Risks Related To Our Regulatory Environment

•	Our business may be subject to a variety of U.S. financial regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business;
•	Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses;
•	Internet-based loan origination processes may give rise to greater risks than paper-based processes and may not always be allowed under state law.

Risks Related To Taxation

•	We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected;
•	Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations.

Risks Related To This Offering And Ownership Of Our Securities

•	The Company is controlled by our founder;
•	Our founder, Blake Janover, has significant voting power, which could limit your ability to influence the outcome of key transactions, including a change of control;
•	We may not be able to satisfy listing requirements of NASDAQ Capital Markets, or Nasdaq, or maintain a listing of our securities on Nasdaq;

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•	The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members;
•	Our management has broad discretion as to the use of the net proceeds from this offering;
•	We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our securities;
•	Our potential future earnings and cash distributions to our shareholders may affect the market price of our securities.

General Risk Factors

•	We may make decisions based on the best interests of our users in order to build long-term trust that may result in us forgoing short-term gains;
•	We have less experience operating in some of the newer market verticals to which we have expanded;
•	We may not be able to expand into new markets;

•	Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Corporate Information

We were originally formed as Janover Ventures, LLC, a Florida limited liability company, on November 28, 2018 and converted to Janover Inc., a Delaware corporation, on March 9, 2021. We are headquartered at 6401 Congress Ave Ste 250, Boca Raton, Florida 33487, United States. The Company’s website is https://janover.ventures. Information contained on or accessible through our website shall not be deemed incorporated into and is not a part of this prospectus or the registration statement of which it forms a part, and the inclusion of our website address in this prospectus is an inactive textual reference only.

IMPLICATIONS OF BEING AN EMERGING GROWTH COMPANY

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act, and we may remain an emerging growth company for up to five years following the closing of this offering. For so long as we remain an emerging growth company, we are permitted and intend to rely on certain exemptions from various public company reporting requirements, including not being required to have our internal control over financial reporting audited by our independent registered public accounting firm pursuant to Section 404(b) of the Sarbanes-Oxley Act of 2002, or Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, and exemptions from the requirements of holding a nonbinding advisory vote on executive compensation and any golden parachute payments not previously approved. In particular, in this prospectus, we have provided only two years of audited financial statements and have not included all of the executive compensation-related information that would be required if we were not an emerging growth company. Accordingly, the information contained herein may be different than the information you receive from other public companies in which you hold stock.

In addition, the federal securities laws provide that an emerging growth company can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of some accounting standards until those standards would otherwise apply to private companies. We have irrevocably elected this exemption from new or revised accounting standards, and, therefore, we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We would cease to be an “emerging growth company” upon the earliest to occur of: (i) the last day of the fiscal year in which we have $1.07 billion or more in annual revenue; (ii) the date on which we first qualify as a large accelerated filer under the rules of the Securities and Exchange Commission, or SEC; (iii) the date on which we have, in any three-year period, issued more than $1.0 billion in non-convertible debt securities; and (iv) the last day of the fiscal year ending after the fifth anniversary of this offering.

IMPLICATIONS OF BEING A SMALLER REPORTING COMPANY

We are a smaller reporting company within the meaning of the rules adopted by the Securities and Exchange Commission, and if we take advantage of certain exemptions from disclosure requirements available to smaller reporting companies, this could make our securities less attractive to investors and may make it more difficult to compare our performance with other public companies.

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We are a “smaller reporting company” as defined in Rule 10(f)(1) of Regulation S-K. Smaller reporting companies may take advantage of certain reduced disclosure obligations, including, among other things, providing only two years of audited financial statements. We will remain a smaller reporting company until the last day of the fiscal year in which (1) the market value of our common stock held by non-affiliates equals or exceeds $250 million as of the end of the prior June 30th, or (2) our annual revenues equaled or exceeded $100 million during such completed fiscal year and the market value of our common stock held by non-affiliates exceeds $700 million as of the prior June 30th. To the extent we take advantage of such reduced disclosure obligations, it may also make comparison of our financial statements with other public companies difficult or impossible.

We have elected to take advantage of certain of the reduced disclosure obligations in the registration statement of which this prospectus is a part and may elect to take advantage of other reduced reporting requirements in future filings. As a result, the information that we provide to our stockholders may be different from what you might receive from other public reporting companies in which you hold equity interests. References herein to “smaller reporting company” shall have the meaning associated with it in Item 10(f)(1) of Regulation S-K.

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The Offering

Issuer	Janover Inc., a Delaware corporation

Securities offered by us:	[●] Shares, based on a public offering price of $ per Share, on a firm commitment underwritten offering.

Offering price (assumed):	$[●] based on a range of $[●] to $[●] per share of our common stock.

Common stock outstanding before the offering (1):	46,532,049 shares of our common stock.

Common stock outstanding after this offering (2):	[●] shares of common stock, based on a public offering price of $ per Share. If the underwriter’s option is exercised in full, the total number of shares of common stock outstanding immediately after this offering would be , based on a public offering price of $ per Share.

Over-allotment option:	We have granted to the underwriters a 45-day option to purchase from us up to an additional 15% of our common stock sold in this offering, solely to cover over-allotments, if any, at the initial public offering price, less the underwriting discounts.

Use of proceeds:

We estimate that the net proceeds from the sale of the Shares in the offering, at an assumed public offering price per Share of $        , will be approximately $               , after deducting the underwriting discounts and commissions and estimated offering expenses, or $                 if the underwriters exercise their option in full.  We currently expect to use the net proceeds of this offering primarily for the following purposes:

•     Approximately $                 for development of new products and improvements to existing products;

•     Approximately $                 to expand sales and marketing capabilities;

•     The remaining proceeds of approximately $                 for general corporate purposes, including working capital and possibly acquisitions of other companies.

See “Use of Proceeds” section on pg. [ ].

Dividend policy:	We currently intend to retain all available funds and future earnings, if any, for use in the operation of our business and do not anticipate paying any cash dividends on our common stock in the foreseeable future. Investors should not purchase our common stock with the expectation of receiving cash dividends. See “Dividend Policy.”

Risk factors:	Investing in our securities involves a high degree of risk. As an investor, you should be able to bear a complete loss of your investment. You should carefully consider the information set forth in the “Risk Factors” section beginning on page 18.

Representative’s warrants:	The registration statement of which this prospectus is a part also registers the Representative’s Warrants to purchase up to shares of common stock. We have agreed to issue to EF Hutton, division of Benchmark Investments, LLC, as representative of the underwriters, or its designees at the closing of this offering, warrants to purchase the number of shares of our common stock equal to 4% of the aggregate number of shares sold in this offering (the “Representative’s Warrants”). The Representative’s Warrants will be exercisable immediately upon issuance at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the commencement of sales in this offering. The exercise price of the Representative’s Warrants will equal 110% of the public offering price per share (subject to adjustments). See “Underwriting.”

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Lock-up:	We have agreed with the underwriters that our directors, officers, and any other holders of [ ] perfect [( ) %] or more of the outstanding shares of common stock as of the effective date of the registration statement, of which this prospectus forms a part, will not, without the prior written consent of the representative, for a period of 180 days after the date of this prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our shares or any securities convertible into or exercisable or exchangeable for any classes of our shares; (ii) file or caused to be filed any registration statement with the Securities and Exchange Commission, or the SEC, relating to the offering of any classes of our shares or any securities convertible into or exercisable or exchangeable for any classes of our shares; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our shares, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any class of our shares or such other securities, in cash or otherwise. See “Underwriting.”

Trading market and symbol:	We are in the process of applying to list our Common Stock on Nasdaq under the symbol “ .” No assurance can be made that Nasdaq will approve our application to list our common stock. The closing of this offering is contingent upon our listing to the Nasdaq Capital Market, LLC.

(1)	The number of common stock outstanding immediately following this offering is based on 46,532,049 shares of our common stock outstanding as of May [●], 2022 and excludes:

•	2,617,000 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at an exercise price from $0.01 to $0.90 per share;

•	the conversion of approximately $1,356,704, the fair value of the 2020 SAFEs, which will convert upon the closing of this offering into an aggregate of shares of our common stock, based on the assumed initial public offering price of $[●] per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	[●] shares of common stock issuable pursuant to the conversion of shares of our Series A Preferred Stock outstanding as of , 2022;

•	1,883,000 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	[●] shares of our common stock issuable upon the exercise of the representative’s warrants issued in connection with this offering.

•	(2) The number of shares of common stock outstanding following this offering excludes:

o	The shares listed in footnote (1) above;

o	The shares of common stock issuable upon the exercise of the Representative’s Warrants;

o	The shares of common stock issuable upon the exercise of a 45-day option to be issued to the underwriter at closing to purchase an additional _____________ (15% of the shares in this offering) at the purchase price, less discounts and concessions.

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Unless the context otherwise requires, the information in this prospectus assumes:

•	a public offering price of $[●] per share, which is the midpoint of the range of the offering price per share;

•	the shares of our common stock to be sold in this offering are sold at $ per share;

•	no exercise of the Representative’s Warrants issued in this offering; and

•	no exercise by the underwriter of its option to purchase up to an additional shares of common stock to cover over-allotments, if any.

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Summary Consolidated Financial Information

The following tables set forth our summary consolidated financial data for the periods and as of the dates indicated. We derived our summary consolidated statements of operations and comprehensive loss data for the years ended December 31, 2020 and 2021 and our summary consolidated balance sheet data as of December 31, 2021 from our audited consolidated financial statements included elsewhere in this prospectus. Our historical results are not necessarily indicative of the results to be expected in the future, and our operating results for the interim periods are not necessarily indicative of the results that may be expected for any other interim periods or any future year. You should read these data together with our consolidated financial statements and related notes appearing elsewhere in this prospectus and the information in “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

Years Ended December 31,
Consolidated Statements of Operations and Comprehensive Loss Data:	2021		2020
Revenues	$		$
Operating expenses
Sales and Marketing		)		)
Research and development		)		)
General and administrative		)		)
Total operating expenses		)
Loss from operations	$	)		)
Change in fair value of future equity obligations				)
Interest Expense		)		)
Interest Income		)		)
Other Income	$	)	$	)
Total other Income (Expenses)		)
Net Income (Loss)				)
)
Net loss and Comprehensive loss		)		)
Net loss per share – basic and diluted(1)	$	)	$	)
Weighted-average shares of common stock outstanding – basic and diluted(1)	$	)	$	)
Pro forma net loss per share, basic and diluted (unaudited)(1)(2)	$	)	$	)
Pro forma weighted average shares of common stock outstanding, basic and diluted (unaudited)(1)(2)

___________________

(1)	See Note [●] to our consolidated financial statements appearing elsewhere in this prospectus for an explanation of the method used to calculate the basic and diluted net loss per share and the number of shares of common stock used in the computation of the per share amounts.
(2)	The calculations for the unaudited pro forma net loss per share, basic and diluted, and the pro forma weighted average shares of common stock outstanding, basic and diluted, assume: [●]

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Consolidated Balance Sheets:

Year Ended December 31,
	2021		2020
ASSETS

Current Assets:
Cash	$		$
Prepaid expenses
Deferred tax asset

Total current assets

Property and equipment, net

Total assets	$		$

LIABILITIES AND STOCKHOLDERS’ DEFICIT

Current Liabilities:
Accounts payable	$		$
Accrued expenses
Due to shareholders
[●]
[●]
[●]

Total current liabilities
Long term liabilities

Total other liabilities

Total liabilities

Stockholders’ Deficit
Common Stock, $0.00001 par value per share; 100,000,000 shares authorized; 46,532,049 and 46,361,012 issued and outstanding at December 31, 2021 and 2020, respectively(1)
Series A Preferred Stock, $0.00001 par value per share; 10,000,000 shares authorized; 10,000 issued and outstanding at December 31, 2021 and 2020 (no liquidation preference)
Additional paid-in capital
Accumulated deficit		)		)
Total stockholders’ deficit		)		)

Non-controlling interest

Total liabilities and stockholders’ deficit	$		$

___________________

(1)
(2)
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RISK FACTORS

An investment in our securities involves a high degree of risk. You should carefully consider the following risk factors, together with the other information contained in this prospectus, before purchasing our securities. We have listed below (not necessarily in order of importance or probability of occurrence) what we believe to be the most significant risk factors applicable to us, but they do not constitute all of the risks that may be applicable. Any of the following factors could harm our business, financial condition, results of operations or prospects, and could result in a partial or complete loss of your investment. Some statements in this prospectus, including statements in the following risk factors, constitute forward-looking statements. Please refer to the section titled “Cautionary Statement Regarding Forward-Looking Statements.”

RISKS RELATED TO OUR COMPANY AND ITS BUSINESS

We are a rapidly growing company with a relatively limited operating history, which may result in increased risks, uncertainties, expenses and difficulties, and makes it difficult to evaluate our future prospects.

The Company was formed in 2018 and subsequently filed a certificate of conversion from a Florida Limited Liability Company to a Delaware Corporation before the Delaware Secretary of State on March 9, 2021, pursuant to Section 265 of the Delaware General Corporation Law. We now operate as a “C” corporation formed under the laws of the State of Delaware.

Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. There can be no assurance that we will ever operate profitably. Our current and proposed operations are subject to all the business risks associated with new enterprises. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so.

We may not be able to effectively manage our growth and operations, which could materially and adversely affect our business.

We may experience rapid growth and development in a relatively short time span through our marketing efforts. The management of this growth will require, among other things, continued development of our financial and management controls and management information systems, stringent control of costs, increased marketing activities, the ability to attract and retain qualified management personnel, and the training of new personnel. We intend to hire additional personnel in order to manage our expected growth and expansion. Failure to successfully manage our possible growth and development could have a material adverse effect on our business and the value of our common stock.

Our revenue growth rate and financial performance in recent years may not be indicative of future performance and such growth may slow over time.

We have grown rapidly over the last years, and our recent revenue growth rate and financial performance may not be indicative of our future performance. In 2019, 2020, and 2021, our revenue was $[●] million, $[●] million, and $[●] million, respectively, representing a [●]% growth rate from 2019 to 2022 and a [●]% growth rate from 2020 to 2021. You should not rely on our revenue for any previous quarterly or annual period as any indication of our revenue or revenue growth in future periods. As we grow our business, our revenue growth rates may slow, or our revenue may decline, in future periods for a number of reasons, which may include slowing demand for our platform offerings and services, increasing competition, a decrease in the growth of our overall credit market, increasing regulatory costs and challenges and our failure to capitalize on growth opportunities. Further, we believe our growth over the last several years has been driven in large part by our platform, and lender partnerships and current lack of competitors with a similar business model. Future incremental improvements in financial capabilities of lenders, primarily our partners, may impact this substantially, and such developments may lead to the varying levels of growth from past periods. In addition, we believe our growth over the last several years has been driven in part by our [●] and [●] on our platform. As a result of these factors, our revenue growth rates may slow, and our financial performance may be adversely affected.

A majority of our revenue is derived from transaction fees, which are not long-term contracted sources of recurring revenue and are subject to external economic conditions and declines in those engagements could have a material adverse effect on our financial condition and results of operations.

We historically have earned principally all of our revenue from success fees when transactions close on our platform or through a match we curated. We expect that we will continue to rely heavily on revenue from these sources for substantially all of our revenue for the foreseeable future. A decline in the number of transactions completed or in the value of the commercial real estate we finance could significantly decrease our revenues which would adversely affect our business, financial condition and results of operations.

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We track certain operational metrics, which are subject to inherent challenges in measurement, and real or perceived inaccuracies in such metrics may harm our reputation and adversely affect our stock price, business, results of operations, and financial condition.

We track certain operational metrics, including metrics such as Monthly Unique Users (MUUs), which may differ from estimates or similar metrics published by third parties due to differences in sources, methodologies, or the assumptions on which we rely. Our internal systems and tools are subject to a number of limitations, and our methodologies for tracking these metrics may change over time, which could result in unexpected changes to our metrics, including the metrics we publicly disclose. If the internal systems and tools we use to track these metrics undercount or overcount or contain algorithmic or other technical errors, the data we report may not be accurate. While these numbers are based on what we believe to be reasonable estimates of our metrics for the applicable period of measurement, there are inherent challenges in measuring how our platform is used. For example, the number of MUUs on our platform is based on activity associated with a unique device identifier during a certain time period. Certain individuals may have more than one device and therefore may be counted more than once in our count of Monthly Unique Users. Limitations or errors with respect to how we measure data or with respect to the data that we measure may affect our understanding of certain details of our business, which could affect our long-term strategies. If our operational metrics are not accurate representations of our business, or if investors do not perceive these metrics to be accurate, or if we discover material inaccuracies with respect to these figures, our reputation may be significantly harmed, our stock price could decline, we may be subject to stockholder litigation, and our business, financial results and results of operations could be adversely affected.

Our growth plan may include completing acquisitions, which may or may not happen depending on the acquisition opportunities that are available in the marketplace.

Our ability to grow by acquiring companies or assets and by making investments to complement our existing businesses will depend upon the availability of suitable acquisition candidates. If we are unable to find suitable acquisition candidates, if we are unable to attract the interest of such candidates, or if we are unable to successfully negotiate and complete such acquisitions, that could limit our ability to grow.

We may be unable to make acquisitions and investments, successfully integrate acquired companies into our business, or our acquisitions and investments may not meet our expectations, any of which could adversely affect our business, financial condition, and results of operations.

We may in the future acquire or invest in businesses, offerings, technologies, or talent that we believe could complement or expand our existing product offerings, enhance our technical capabilities, or otherwise offer growth opportunities. The pursuit of future potential acquisitions and investments may divert the attention of management and cause us to incur significant expenses related to identifying, investigating, and pursuing suitable acquisitions and investments, whether or not they are consummated. Furthermore, even if we successfully acquire or invest in additional businesses or technologies, we may not achieve the anticipated benefits or synergies due to a number of factors, including, without limitation:

•	unanticipated costs or liabilities associated with the acquisition, including claims related to the acquired company, its product offerings, or technology;
•	incurrence of acquisition-related or investment-related expenses, which would be recognized as a current period expense;
•	inability to generate sufficient revenue to offset acquisition or investment costs;
•	inability to maintain relationships with customers and partners of the acquired business;
•	challenges maintaining quality and security standards consistent with our brand;
•	inability to identify security vulnerabilities in acquired technology;
•	inability to achieve anticipated synergies or unanticipated difficulty with integration into our corporate culture;
•	the need to integrate or implement additional controls, procedures, and policies;
•	challenges caused by distance and cultural differences;
•	harm to our existing business relationships with business partners as a result of the acquisition or investment;

•	potential loss of key employees;
•	use of resources that are needed in other parts of our business and diversion of management and employee resources;
•	unanticipated complexity in accounting requirements;
•	use of substantial portions of our available cash or the incurrence of debt to consummate the acquisition; and
•	disputes that may arise out of earn-outs, escrows, and other arrangements related to an acquisition of a company.

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Acquisitions also increase the risk of unforeseen legal liability, including for potential violations of applicable law or industry rules and regulations, arising from prior or ongoing acts or omissions by the acquired businesses that are not discovered by due diligence during the acquisition process.

We may have to pay cash, incur additional debt, or issue equity to pay for any future acquisitions or investments, each of which could adversely affect our financial condition. The sale of equity to finance any future acquisitions or investments could result in dilution to our stockholders. The incurrence of additional indebtedness would result in increased fixed obligations and could also include additional covenants or other restrictions that would impede our ability to manage our operations. Any of the foregoing could adversely affect our business, financial condition, and results of operations.

We are subject to concentration risk.

During 2021 the largest five lenders on the Company’s platform generated [●]% of revenue, with the largest of the five providing [●]% of revenue. During the 2020 the largest five lenders on the Company’s platform generated [●]% of total revenue, with the largest lender providing [●]% of revenue. The loss of one these lenders could adversely affect the Company’s revenue.

We may need to raise substantial additional capital in the future in order to execute our business plan and help us and our collaboration partners fund the development and commercialization of our products. If we are unable to raise capital when needed, we may be forced to delay, reduce or eliminate products, programs, commercial efforts, or sales efforts.

We may need to finance future cash needs through public or private equity offerings, debt financings, or strategic collaboration and licensing or royalty arrangements. Our stockholders may consequently experience additional dilution, and debt financing, if available, and such financings may involve restrictive covenants and/or high interest rates. Regarding accessing additional funds through collaboration and licensing arrangements, it may be necessary to relinquish some rights to our products, processes, and technologies or to grant licenses on terms not necessarily favorable to us. If adequate funds are not available from the foregoing sources, we may consider additional strategic financing options, including sales of assets, or we may be required to delay, reduce the scope of, or eliminate one or more of our research or development programs, or curtail some of our commercialization efforts of our operations. We may seek to access the public or private equity markets whenever conditions are favorable, even if we do not have an immediate need for additional capital.

We depend on our executive team and other employees to manage the business and the loss of one or more of these employees or an inability to attract and retain highly skilled employees could materially harm our business.

Our success depends largely upon the continued high performance of our executive team and other employees. We rely on our executive team for leadership in critical areas of our business, including product development, engineering, marketing, security, business development, and general and administrative functions. The loss of one or more of our executives or key employees would have an adverse effect on our business. From time to time, there may be changes in executives due to hiring or departures, which could disrupt our business. We do not have employment agreements with executives or other key personnel that require them to continue to work for us for any specified period and, therefore, they could terminate their employment at any time.

For example, we depend on our senior management, including Blake Janover, our Founder and Chief Executive Officer. If we lose the services of one or more of our senior management and other key personnel, we may not be able to successfully manage our business, meet competitive challenges or achieve our growth objectives. Further, to the extent that our business grows, we will need to attract and retain additional qualified management personnel in a timely manner, and we may not be able to do so. Our future success depends on our continuing ability to identify, hire, develop, motivate, retain, and integrate highly skilled personnel in all areas of our organization.

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Our management team has limited experience managing a public company.

Our management team has limited experience managing a publicly traded company, interacting with public company investors, and complying with the increasingly complex laws pertaining to public companies. These new obligations and constituents require significant attention from our management team and may divert their attention away from the day-to-day management of our business, which could harm our business, results of operations, and financial condition.

The concentration of sales among our top employees could lead to losses if we are unable to retain them.

Our most successful advisors are responsible for assisting borrowers that correlate with a significant percentage of our revenues. They also serve as mentors and role models, and provide invaluable training for newer professionals, which is an integral part of our culture. This concentration among our top professionals can lead to greater and more concentrated risk of loss if we are unable to retain them and could have a material adverse impact on our business and financial condition.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business.

To be successful, the Company requires capable people to run its day-to-day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources, and other areas. Depending on the economic environment and the Company’s performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring, and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

We face stiff competition for qualified personnel and if we fail to attract new personnel or fail to retain and motivate our current personnel, our business, financial condition, and results of operations could be materially and adversely affected.

To execute our growth plan, we must attract and retain highly qualified personnel. Competition for these personnel is intense, especially for engineers experienced in designing and developing online and mobile products. We have experienced and we expect to continue to experience difficulty in hiring and retaining employees with appropriate qualifications. To attract and retain top talent, we have had to offer, and we believe we will need to continue to offer competitive compensation and benefits packages. Many of the companies with which we compete for experienced personnel have greater operating histories and resources than we have or are publicly traded which may make them more attractive to candidates.

In addition, attrition creates challenges as we must expend significant time and resources to identify, recruit, train and integrate new employees. If we are unable to retain qualified personnel or to effectively manage our hiring needs and successfully integrate new hires, then our efficiency, ability to meet forecasts, employee morale, productivity and retention could suffer, which could adversely affect our business.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies on any such people.

The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person’s absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Our lack of D&O insurance may also make it difficult for us to retain and attract talented and skilled directors and officers.

In the future we may be subject to additional litigation, including potential class action and stockholder derivative actions. Risks associated with legal liability are difficult to assess and quantify, and their existence and magnitude can remain unknown for significant periods of time. To date, we have not obtained directors and officers liability (“D&O”) insurance. Without adequate D&O insurance, the amounts we would pay to indemnify our officers and directors should they be subject to legal action based on their service to the Company could have a material adverse effect on our financial condition, results of operations and liquidity. Furthermore, our lack of adequate D&O insurance may make it difficult for us to retain and attract talented and skilled directors and officers, which could further impact our ability to retain and attract talented and skilled directors and officers.

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We will be a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for an exemption from certain corporate governance requirements.

Following this offering, we will continue to control a majority of the voting power of our outstanding voting stock, and as a result we will be a “controlled company” within the meaning of the corporate governance standards. Under Nasdaq rules, a company of which more than 50% of the voting power is held by another person or group of persons acting together is a controlled company and may elect not to comply with certain corporate governance requirements, including the requirements that:

●	a majority of the board of directors consist of independent directors;

●	the nominating and corporate governance committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities;

●	the compensation committee be composed entirely of independent directors with a written charter addressing the committee’s purpose and responsibilities; and

●	there be an annual performance evaluation of the nominating and corporate governance and compensation committees.

Although we do not currently intend to avail ourselves of this exemption, these requirements will not apply to us as long as we remain a controlled company. Accordingly, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq.

RISKS RELATED TO OUR INTELLECTUAL PROPERTY AND PLATFORM DEVELOPMENT

We are reliant on one main type of service and some of our products are still in prototype phase and might never be operational products.

All of our current services are variants on one type of service, providing a platform for commercial mortgage financing. Although we are testing additional products, our revenues are therefore dependent upon the market for commercial mortgage financing.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

If we are unable to maintain the quality of our products, expand our product offerings or continue technological innovation and improvements, our prospects for future growth may be harmed.

We believe our success depends on users’ finding our product offerings to be of value to them. Our ability to attract and engage users depends, in part, on our ability to successfully expand our product offerings and editorial articles. To penetrate new verticals, we will need to develop a deep understanding of those new markets and the associated business challenges faced by participants in them. Developing this level of understanding may require substantial investments of time and resources, and we may not be successful. In addition to the need for substantial resources, government regulation could limit our ability to introduce new product offerings. If we fail to penetrate new verticals successfully, our revenue may grow at a slower rate than we anticipate, and our business, financial condition and results of operations could be materially adversely affected. We must also continue to innovate and improve on our technology and product offerings in order to continue future growth and successfully compete with other companies in our markets, or our brand and future growth could be materially adversely affected.

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In addition, the market for financial services products is rapidly evolving, fragmented and highly competitive. Competition in this market has intensified, and we expect this trend to continue as the list of financial services providers grows. There are many established and emerging technology centric financial services providers providing a multitude of products to borrowers across all financial verticals. If we fail to successfully anticipate and identify new trends, products and emerging financial services providers, and provide up-to-date educational content, tools and other relevant resources timely, our ability to engage borrowers and financial services providers may suffer, which would harm our business, financial condition and results of operations.

We are making substantial investments in new product offerings and technologies and expect to increase such investments in the future. These efforts are inherently risky, and we may never realize any expected benefits from them.

We have made substantial investments to develop new product offerings and technologies, including our data infrastructure and our matching engine, and we intend to continue investing significant resources in developing new technologies, tools, features, services, products, and product offerings. We expect to increase our investments in these new initiatives in the near term which may result in lower margins. We also expect to spend substantial amounts as we seek to grow the verticals in which we operate our platform and increase our scale, and to expand our offerings to additional geographic markets. If we do not spend our development budget efficiently or effectively on commercially successful and innovative technologies, we may not realize the expected benefits of our strategy. Our new initiatives also have a high degree of risk, as each involves strategies, technologies, and regulatory requirements with which we have limited or no prior development or operating experience. There can be no assurance that demand for such initiatives will exist or be sustained at the levels that we anticipate, or that any of these initiatives will gain sufficient traction or market acceptance to generate sufficient revenue to offset any new expenses or liabilities associated with these new investments. It is also possible that product offerings developed by others will render our product offerings noncompetitive or obsolete. Further, our development efforts with respect to new product offerings and technologies could distract management from current operations, and will divert capital and other resources from our more established product offerings and technologies. Even if we are successful in developing new product offerings or technologies, regulatory authorities may subject us to new rules or restrictions in response to our innovations that could increase our expenses or prevent us from successfully commercializing new product offerings or technologies. If we do not realize the expected benefits of our investments, our business, financial condition and operating results may be harmed.

Our new product could fail to achieve the sales projections we expected.

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

The development and commercialization of our products is highly competitive.

We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies, some publicly listed like us, in the Unites States. Many of our competitors have significantly greater financial, technical, and human resources than we have and superior expertise in research and development and marketing approved products and thus may be better equipped than us to develop and commercialize products. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors or disruptors, particularly through collaborative arrangements with large and established companies and/or some of our competitors. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

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We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences may result in the need for our products to change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations. In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions.

Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We rely on the data provided to us by users and third parties to operate and improve our product offerings, and if we are unable to maintain and grow the use of such data, we may be unable to provide users with a platform experience that is relevant and effective, which would harm our business, financial condition, and results of operations.

We analyze first-party data from users and may leverage third-party data from aggregators to understand our users’ unique financial situations. The large amount of information we use in operating and improving our platform is critical to the experience we provide for our users. If we are unable to maintain, grow and efficiently handle the data provided to us, the value that we provide to borrowers and the quality of matches with financial services partners may be limited. In addition, if we do not maintain the quality, accuracy and timeliness of this information, user experience may suffer, which would harm our business, financial condition, and results of operations.

We depend on relationships with our financial services partners (we refer to such service partners as “Lenders”), and any adverse changes in their financial strength, tightening of their underwriting standards or adverse changes to their online marketing strategy would adversely affect our business, financial condition, and results of operations.

Our success depends on the financial strength and underwriting standards of financial service partners on our platform, specifically Lenders If our financial services partners experience financial difficulties, they may cease participating on our platform or tighten underwriting standards, which would result in fewer opportunities for us to earn fees from matching borrowers with them. In times of financial difficulty, financial services providers may also fail to pay fees when due or drop the quality of their services to borrowers. Our partners could also change their online marketing strategies or implement cost-reduction initiatives that decrease spending through our platform. The occurrence of one or more of these events, alone or in combination, with a significant number of financial services partners could harm our business, financial condition, and results of operations.

We depend on relationships with our Lenders and any adverse changes in these relationships could adversely affect our business, financial condition, and results of operations.

Our success depends in significant part on the financial strength of lenders, insurers and lead purchasers participating on our marketplaces and continuing relationships with such lenders. Lenders could, for any reason, experience financial difficulties and cease participating on our marketplaces, fail to pay match and/or closing fees when due and/or drop the quality of their services to borrowers. We could also have commercial or other disputes with such Lenders from time to time. The occurrence of one or more of these events with a significant number of Lenders could, alone or in combination, have a material and adverse effect on our business, financial condition and results of operations.

Our financial performance is dependent on our ability to successfully refer users to Lenders and other financial service partners, and these partners are not precluded from offering products and services outside of our platform.

Our ability to earn revenue is dependent on referring users of our site to our financial services partners and our users seeking to transact with such partners. Borrowers or lenders may attempt to circumvent us which would adversely affect our ability to earn revenue.

Lenders on our marketplaces may not provide competitive levels of service to borrowers, which could materially and adversely affect our brands and businesses and their ability to attract borrowers.

The ability of our businesses to provide borrowers with a high-quality experience depends, in part, on borrowers receiving competitive levels of convenience, customer service, price and responsiveness from Lenders participating on our other marketplaces with whom they are matched. If these providers do not provide borrowers with competitive levels of convenience, customer service, price and responsiveness, the value of our various brands may be harmed, the ability of our businesses to attract borrowers to our websites may be limited and the number of borrowers matched through our marketplaces may decline, which could have a material and adverse effect on our business, financial condition and results of operations.

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We compete in a highly competitive and rapidly evolving market with a number of other companies, and we face the possibility of new entrants disrupting our market over time.

We currently compete with a number of companies that market commercial real estate financing services online, as well as with more traditional sources of financial information, and with financial institutions offering their products directly, and we expect that competition will intensify. Our competitors include companies such as Marcus & Millichap, Meridian Capital Group, Eastern Union Funding, Lev, and others. Some of these existing competitors may have more capital or complementary products or services than we do, and they may leverage their greater capital or diversification in a manner that adversely affects our competitive position, including by making strategic acquisitions. In addition, we also face the possibility of new competitors.

If borrowers do not find value in our platform or do not like the user experience on our platform, the number of matches on our platform may decline, and would harm our business, financial condition, and results of operations.

We believe that the growth of our business and revenue depends upon our ability to engage our existing users and to add new users in our current as well as new markets. If we lose users or user engagement diminishes, our business and financial condition will be negatively impacted. If we fail to remain competitive on customer experience, editorial articles and product offerings, our ability to grow our business may also be adversely affected.

General economic conditions and commercial real estate market conditions have had and may in the future have a negative impact on our business.

We may be negatively impacted by periods of economic downturns, recessions, and disruptions in the capital markets; credit and liquidity issues in the capital markets, including international, national, regional and local markets; tax and regulatory changes and corresponding declines in the demand for commercial real estate investment and related services. Historically, commercial real estate markets and, in particular, the U.S. commercial real estate market, have tended to be cyclical and related to the flow of capital to the sector, the condition of the economy as a whole and to the perceptions and confidence of market participants to the economic outlook. Cycles in the real estate markets may lead to similar cycles in our earnings and significant volatility in our stock price. Further real estate markets may “lag” behind the broader economy such that even when underlying economic fundamentals improve in a given market, additional time may be required for these improvements to translate into strength in the real estate markets. The “lag” may be exacerbated when banks delay their resolution of commercial real estate assets whose values are less than their associated loans.

Negative economic conditions, changes in interest rates, credit and the availability of capital, both debt and/or equity, disruptions in capital markets, uncertainty of the tax and regulatory environment and/or declines in the demand for commercial real estate investment and related services in international and domestic markets or in significant markets in which we do business, have had and could have in the future a material adverse effect on our business, results of operations and/or financial condition. In particular, the commercial real estate market is directly impacted by (i) the lack of debt and/or equity financing for commercial real estate transactions, (ii) increased interest rates and changes in monetary policies by the U.S. Federal Reserve, (iii) changes in the perception that commercial real estate is an accepted asset class for portfolio diversification, (iv) changes in tax policy affecting the attractiveness of real estate as an investment choice, (v) changes in regulatory policy impacting real estate development opportunities and capital markets, (vi) slowdowns in economic activity that could cause residential and commercial tenant demand to decline, and (vii) declines in the regional or local demand for commercial real estate, or significant disruptions in other segments of the real estate markets could adversely affect our results of operations. Any of the foregoing would adversely affect the operation and income of commercial real estate properties.

These and other types of events could lead to a decline in transaction activity as well as a decrease in property values which, in turn, would likely lead to a reduction in financing fees relating to such transactions. These effects would likely cause us to realize lower revenues. Such declines in transaction activity and value would likely also significantly reduce our financing activities and revenues.

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Fiscal uncertainty, significant changes and volatility in the financial markets and business environment, and similar significant changes in the global, political, security and competitive landscape, make it increasingly difficult for us to predict our revenue and earnings into the future. As a result, any revenue or earnings projections or economic outlook which we may give, may be affected by such events or may otherwise turn out to be inaccurate.

Adverse conditions in the primary and secondary multifamily and commercial mortgage markets, as well as the general economy, could have a material adverse effect on our business, financial condition and results of operations.

Constraints in the primary and secondary mortgage markets in the past have had, and may in the future have, an adverse effect on our business, financial condition, and results of operations. Generally, increases in interest rates adversely affect the ability of our mortgage Lenders to close loans, and adverse economic trends limit the ability of our mortgage Lenders to offer home loans other than low-margin conforming loans. Our businesses may experience a decline in demand for their offerings due to decreased borrower demand as a result of the conditions described above, now or in the future. The decreased borrower demand for mortgage refinancing typically leads to decreased traffic to our website and higher associated selling and marketing efforts associated with that traffic. While higher lender demand during these periods often leads to an increase in the amount lenders will pay per matched lead and higher revenue earned per borrower, increases in the amount lenders will pay per matched lead in this situation is limited by the overall cost models of our lenders, and our revenue earned per borrower can be adversely affected by the overall reduced demand for refinancing in a rising interest rate environment. Conversely, during periods with decreased interest rates, mortgage Lenders have less incentive to use our marketplaces, or in the case of sudden increases in borrower demand, our mortgage Lenders may lack the ability to support sudden increases in volume. Situations like this could have a material adverse effect on our business, financial condition, and results of operations.

Adverse conditions in the commercial real estate finance markets, or poor or uncertain macroeconomic conditions, could harm our business, financial condition, and results of operations.

Our business is dependent on the commercial real estate finance markets and the demand for the products offered by our financial services partners. Both our financial services partners and users may be affected by prevailing economic, political, market, health and social events or conditions. A decline in these conditions could impact our users, and could reduce their demand for commercial property loans and other financial service products, which could ultimately impact our revenues. Similarly, during such conditions our financial services partners may tighten underwriting standards, implement cost-reduction initiatives that reduce or eliminate marketing budgets and decrease spending on our platform. Any of these events could adversely affect our business, financial condition and results of operations.

Seasonal fluctuations and other market data in the investment real estate industry could adversely affect our business and make comparisons of our quarterly results difficult.

Our revenue and profits have historically tended to be significantly higher in the second half of each year than in the first half of the year. This is a result of a general focus in the real estate industry on completing or documenting transactions by calendar year end and because certain of our expenses are relatively constant throughout the year. This historical trend can be disrupted both positively and negatively by major economic, regulatory, or political events impacting investor sentiment for a particular property type or location, current and future projections of interest rates and tax rates, attractiveness of other asset classes, market liquidity and the extent of limitations or availability of capital allocations for larger institutional buyers, to name a few. As a result, our historical pattern of seasonality may or may not continue to the same degree experienced in the prior years and may make it difficult to determine, during the course of the year, whether planned results will be achieved, and thus to adjust to changes in expectations.

Our business has been and may in the future be adversely affected by restrictions in the availability of debt or equity capital as well as a lack of adequate credit and the risk of deterioration of the debt or credit markets and commercial real estate markets.

Restrictions on the availability of capital, both debt and/or equity, can create significant reductions in the liquidity and flow of capital to the commercial real estate markets. Severe restrictions in debt or equity liquidity as well as the lack of the availability of credit in the markets we service can significantly reduce the volume and pace of commercial real estate transactions. These restrictions can also have a general negative effect upon commercial real estate prices themselves. Our business is particularly sensitive to the volume of activity and pricing in the commercial real estate market. This has had, and may have in the future, a significant adverse effect on our business.

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We cannot predict with any degree of certainty the magnitude or duration of developments in the credit markets and commercial real estate markets as it is inherently difficult to make accurate predictions with respect to such macroeconomic movements that are beyond our control. This uncertainty limits our ability to plan for future developments. In addition, uncertainty regarding market conditions may limit the ability of other participants in the credit markets or commercial real estate markets to plan for the future. As a result, market participants may act more conservatively than they might in a stabilized market, which may perpetuate and amplify the adverse developments in the markets we service. While business opportunities may emerge from assisting clients with transactions relating to distressed commercial real estate assets, there can be no assurance that the volume of such transactions will be sufficient to meaningfully offset the declines in transaction volumes within the overall commercial real estate market.

Any insurance coverage we have might not be sufficient and uninsured losses may occur.

We maintain minimal insurance coverage to protect us against a broad range of risks, at levels we believe are appropriate and consistent with current industry practice. Our objective is to exclude or minimize risk of financial loss at reasonable cost.

Nevertheless, we could still be subject to risks in the following areas, among others:

•	losses that might be beyond the limits, or outside the scope, of coverage of our insurance and that may limit or prevent indemnification under our insurance policies;
•	inability to maintain adequate insurance coverage on commercially reasonable terms in the future;
•	certain categories of risks are currently not insurable at reasonable cost; and
•	no assurance of the financial ability of the insurance companies to meet their claim payment obligations.

Any one or more of these events could have an adverse effect on our business, financial position, profit, and cash flows.

Additionally, we cannot be certain that our insurance coverage will be adequate for data security liabilities actually incurred, will cover any indemnification claims against us relating to any incident, will be available to us on economically reasonable terms, or at all, or that any insurer will not deny coverage as to any future claim. The successful assertion of one or more large claims against us that exceed available insurance coverage, or the occurrence of changes in our insurance policies, including premium increases or the imposition of large deductible or co-insurance requirements, could adversely affect our reputation, business, financial condition and results of operations.

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We rely on third party service providers to support our platform and information technology systems.

We rely on third-party service providers to provide critical services that help us deliver our products and operate our business, including hosting our platform. These providers may support or operate critical business systems for us or store or process the same sensitive, proprietary, and confidential information that we handle. We do not have redundant network or rapid disaster recovery capabilities in most cases for the services provided by third-party service providers. These service providers may not have adequate security measures and could experience a security incident that compromises the confidentiality, integrity, or availability of the systems they operate for us or the information they process on our behalf. Such occurrences could adversely affect our business to the same degree as if we had experienced these occurrences directly and we may not have recourse to the responsible third-party service providers for the resulting liability we incur.

Any significant disruption to the infrastructure of our third-party service providers and/or any changes in our third-party service providers’ service levels may significantly impact our business operations, including making our platform unavailable to our users. A lengthy interruption in the availability of our platform would result in a loss of matches with our lenders and corresponding revenue, which would impact our operating results and cash flow. In addition, it would negatively impact search engine ranking, user experience and our reputation with our lenders. Furthermore, in the event that any of our agreements with our third-party service providers are terminated, we may experience significant costs or downtime in connection with the transfer to, or the addition of, new hosting providers. Although alternative providers could host our platform on a substantially similar basis, such transition could potentially be disruptive and we could incur significant costs in connection therewith.

We rely on operating system providers to support our platform, and any disruption, deterioration or change in their services, policies, practices, guidelines and/or terms of service could have a material adverse effect on our business, financial condition and results of operations.

The success of our platform depends upon the effective operation of certain mobile operating systems, networks and standards that are run by operating system providers and app stores, or Providers. We do not control these Providers and, as a result, we are subject to risks and uncertainties related to the actions taken, or not taken, by these Providers.

Some of our products and services contain open-source software, which may pose particular risks to our proprietary software, products, and services in a manner that could have a negative effect on our business.

We use open-source software in our platform and anticipate continuing to use open-source software in the future. Some open-source software licenses require those who distribute open-source software as part of their own software product to publicly disclose all or part of the source code of such software product or to make available any derivative works of the open source code on unfavorable terms or at no cost, and we may be subject to such terms. The terms of certain open-source licenses to which we are subject have not been interpreted by U.S. or foreign courts, and there is a risk that open source software licenses could be construed in a manner that imposes unanticipated conditions or restrictions on our ability to provide or distribute our products or services. Additionally, we could face claims from third parties claiming ownership of, or demanding release of, the open-source software or derivative works that we develop using such software, which could include our proprietary source code, or otherwise seeking to enforce the terms of the applicable open source license. These claims could result in litigation and could require us to make our software source code freely available, purchase a costly license or cease offering the implicated products or services unless and until we can re-engineer such source code to eliminate use of such open-source software. This re-engineering process could require us to expend significant additional research and development resources, and we may not be able to complete the re-engineering process successfully. In addition to risks related to license requirements, use of certain open-source software can lead to greater risks than use of third-party commercial software, as open source licensors generally do not provide warranties, assurance of title or controls on the origin or operation of the open source software, which are risks that cannot be eliminated, and could, if not properly addressed, negatively affect our business. We cannot be sure that all of our use of open-source software is in a manner that is consistent with our current policies and procedures, or will not subject us to liability. Any of these risks could be difficult to eliminate or manage, and, if not addressed, would have a negative effect on our business, financial condition, and operating results.

We may not be able to continue to obtain licenses to third-party software and intellectual property on reasonable terms or at all, which may disrupt our business and harm our financial results.

We license third-party software and other intellectual property for use in connection with our platform, including for various third-party product integrations with our platform. Our third-party licenses typically limit our use of intellectual property to specific uses and include other contractual obligations with which we must comply. These licenses may need to be renegotiated or renewed from time to time, or we may need to obtain new licenses in the future. Third parties may stop adequately supporting or maintaining their offerings or they or their technology may be acquired by our competitors. If we are unable to obtain licenses to these third-party software and intellectual property on reasonable terms or at all, the functionalities available through our platform may be adversely impacted, which could in turn harm our business. Further, if we or our third-party licensors were to breach any material term of a license, such a breach could, among other things, prompt costly litigation, result in the license being invalidated and or result in fines and other damages. If any of the following were to occur, it could harm our business, financial results, and our reputation.

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We also cannot be certain that our licensors are not infringing the intellectual property rights of others or that our licensors have sufficient rights to the intellectual property to grant us the applicable licenses. Although we seek to mitigate this risk contractually, we may not be able to sufficiently limit our potential liability. If we are unable to obtain or maintain rights to any of this intellectual property because of intellectual property infringement claims brought by third parties against our licensors or against us, our ability to provide functionalities through our platform using such intellectual property could be severely limited and our business could be harmed. Furthermore, regardless of outcome, infringement claims may require us to use significant resources and may divert management’s attention.

We are dependent on internet search engines, in particular, Google, to direct traffic to our websites and refer new users to our platform. If search engines’ algorithms, methodologies, and/or policies are modified or enforced in ways we do not anticipate, or if our search results page rankings decline for other reasons, traffic to our platform or user growth or engagement could decline, any of which would harm our business, financial condition, and results of operations.

We are dependent on internet search engines, primarily Google, to direct traffic to our platform, including our website. Search engines, such as Google, may modify their search algorithms and policies or enforce those policies in ways that are detrimental to us, and without prior notice to us. If that occurs, we may experience significant declines in the organic search ranking of our search results, leading to a decrease in traffic to our platform. We have experienced declines in traffic and user growth as a result of these changes in the past and anticipate fluctuations as a result of such actions in the future.

In addition, Google may take action against websites for behavior that it believes unfairly influences search results. Our ability to appeal these actions is limited, and we may not be able to revise our content strategies to recover the loss in domain authority, page rankings, traffic or user growth resulting from such actions. Any significant reduction in the number of users directed to our website or mobile application from search engines would harm our business, revenue, and financial results.

Claims by others that we infringed their proprietary technology or other intellectual property rights could harm our business.

Companies in the internet and technology industries are frequently subject to litigation based on allegations of infringement, misappropriation or other violations of intellectual property rights. In addition, certain companies and rights holders seek to enforce and monetize patents or other intellectual property rights they own, have purchased, or have otherwise obtained. As we gain an increasingly high public profile, the possibility of intellectual property rights claims against us grows. Although we may have meritorious defenses, there can be no assurance that we will be successful in defending against these allegations or in reaching a business resolution that is satisfactory to us. Our competitors and others may now and in the future have patent portfolios that are used against us. In addition, future litigation may involve patent holding companies or other adverse patent owners who have no relevant product or service revenue and against whom our own patents may therefore provide little or no deterrence or protection. Many potential litigants, including some of our competitors and patent-holding companies, have the ability to dedicate substantial resources to the assertion of their intellectual property rights. Any claim of infringement by a third party, even those without merit, could cause us to incur substantial costs defending against the claim, could distract our management from our business and could require us to cease use of such intellectual property.

Furthermore, because of the substantial amount of discovery required in connection with intellectual property litigation, we risk compromising our confidential information during this type of litigation. We may be required to pay substantial damages, royalties or other fees in connection with a claimant securing a judgment against us, we may be subject to an injunction or other restrictions that prevent us from using or distributing our intellectual property, or from operating under our brand, or we may agree to a settlement that prevents us from distributing our offerings or a portion thereof, which could adversely affect our business, results of operations and financial condition.

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With respect to any intellectual property rights claim, we may have to seek out a license to continue operations found or alleged to violate such rights, which may not be available on favorable or commercially reasonable terms and may significantly increase our operating expenses. Some licenses may be non-exclusive, and therefore our competitors may have access to the same technology licensed to us. If a third party does not offer us a license to its intellectual property on reasonable terms, or at all, we may be required to develop alternative, non-infringing technology, which could require significant time (during which we would be unable to continue to offer our affected offerings), effort and expense and may ultimately not be successful. Any of these events could adversely affect our business, results of operations and financial condition.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective.

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sub-license, it is likely that the Company’s value will be materially and adversely impacted. This could also impair the Company’s ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sub-licenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them.

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

Changes in government regulation could adversely impact our business.

The Company is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state, and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

Failure to obtain proper business licenses or other documentation or to otherwise comply with local laws and requirements regarding marketing or matching commercial property and business borrowers with financial services providers, may result in civil or criminal penalties and restrictions on our ability to conduct business in that jurisdiction.

Compliance with these requirements may render it more difficult for us and our financial services partners to operate or may raise our internal costs or the costs of our financial services partners, which may be passed on to us through less favorable commercial arrangements. While we have endeavored to comply with applicable requirements, the application of these requirements to persons operating online is not always clear and the failure to comply with any such applicable requirements may require us to expend significant capital and resources to investigate and remedy the noncompliance and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Moreover, any of the licenses or rights currently held by us or our employees may be revoked prior to, or may not be renewed upon, their expiration. In addition, we or our employees may not be granted new licenses or rights for which they may be required to apply from time to time in the future.

Changes in the regulation of the Internet, mobile carriers and their partners could negatively affect our business.

Our business is dependent on the continued growth and maintenance of the Internet’s infrastructure, as well as our ability to market products through channels such as e-mail and voice and text messaging. There can be no assurance that the Internet’s infrastructure will continue to be able to support the demands placed on it by sustained growth in the number of users and amount of traffic. To the extent that the Internet’s infrastructure is unable to support the demands placed on it, our business may be impacted. We may also be disadvantaged by the adverse effect of any delays or cancellations of private sector or government initiatives designed to expand broadband access. The reduction in the growth of, or a decline in, broadband and Internet access poses a risk to us.

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In addition, federal, state, and international government bodies and agencies have in the past adopted, and may in the future adopt, laws and regulations affecting the use of the Internet as a commercial medium. Changes in these laws or regulations could adversely affect the demand for our products and services or require us to modify our products and services in order to comply with these changes. Laws, rules, and regulations governing advertising and ecommerce through Internet communications and mobile carriers and their partners are dynamic, and the extent of future government regulation is uncertain. Federal and state regulations govern various aspects of our online business, including intellectual property ownership, infringement, and misappropriation, including with respect to trade secrets, the distribution of electronic communications, marketing and advertising, data privacy and security, search engines and Internet tracking technologies. Future taxation on the use of the Internet or e-commerce transactions could also be imposed. Existing or future regulation or taxation could hinder growth in or negatively impact the use of the Internet generally, including the viability of Internet e-commerce, which could reduce our revenue, increase our operating expenses, and expose us to significant liabilities.

Security incidents, or real or perceived errors, failures or bugs in our systems and platform could impair our operations, compromise our confidential information or our users’ personal information, damage our reputation and brand, and harm our business and operating results.

Our continued success depends on our systems, applications, and software continuing to operate and to meet the changing needs of our customers and users and financial services partners. We rely on our technology and engineering staff and vendors to successfully implement changes to and maintain our systems and services in an efficient and secure manner. Like all information systems and technology, our platform may contain or develop material errors, failures, vulnerabilities or bugs, particularly when new features or capabilities are released, and may be subject to computer viruses or malicious code, break-ins, phishing impersonation attacks, attempts to overload our servers with denial-of-service or other attacks, ransomware and similar incidents or disruptions from unauthorized use of our computer systems, as well as unintentional incidents causing data leakage, any of which could lead to interruptions, delays or shutdown of our platform.

Operating our business and products involves the collection, storage, use and transmission of large volumes of sensitive, proprietary and confidential information, including financial and personal information, pertaining to our current, prospective and past users, as well as our staff, contractors, and business partners. The security measures we take to protect this information may be breached as a result of computer malware, viruses, social engineering, ransomware attacks, account takeover attacks, hacking and cyberattacks, including by state-sponsored and other sophisticated organizations. Such incidents have become more prevalent in recent years. Our security measures could also be compromised by our personnel, theft or errors, or be insufficient to prevent exploitation of security vulnerabilities in software or systems on which we rely. Such incidents may in the future result in unauthorized, unlawful or inappropriate use, destruction or disclosure of, access to, or inability to access the sensitive, proprietary and confidential information that we handle. These incidents may remain undetected for extended periods of time.

Because there are many different cybercrime and hacking techniques and such techniques continue to evolve, we may be unable to anticipate attempted security breaches, react in a timely manner or implement adequate preventative measures. While we have developed systems and processes designed to protect the integrity, confidentiality and security of our and our users’ confidential and personal information under our control, we cannot assure you that any security measures that we or our third party service providers have implemented will be effective against current or future security threats.

A security breach or other security incident, or the perception that one has occurred, could result in a loss of confidence by both our users and financial services partners and damage our reputation and brand; reduce demand for our products; disrupt normal business operations; require us to expend significant capital and resources to investigate and remedy the incident and prevent recurrence; and subject us to litigation, regulatory enforcement action, fines, penalties, and other liability, which could adversely affect our business, financial condition and results of operations. Even if we take steps that we believe are adequate to protect us from cyber threats, hacking against our competitors or other companies in our industry could create the perception among our users and financial services partners that our digital platform is not safe to use. Security incidents could also damage our IT systems and our ability to make the financial reports and other public disclosures required of public companies. These risks are likely to continue to increase as we continue to grow, process, store and transmit an increasingly larger and larger volume of data.

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We collect, store, use and otherwise process personal information, including financial information and other sensitive data, which subjects us to governmental regulation and other legal obligations related to data privacy and security. Our actual or perceived failure to comply with such obligations could harm our business.

We collect, store, use and process personal information and other user data, including financial information, credit report information and other sensitive information for our Registered Users. We rely on this data provided to us by users and third parties to offer, improve and innovate our products. If we are unable to maintain and grow such data, we may be unable to provide borrowers with a platform experience that is relevant, efficient and effective, which could adversely affect our business, financial condition and results of operations.

There are numerous federal, state and local laws and regulations regarding data privacy and the storing, sharing, use, processing, disclosure and protection of personal information and other user data, the scope of which are changing and subject to differing interpretations. In addition, as we continue to expand internationally, we are subject to foreign data privacy and security laws and regulations. These data privacy laws and regulations are complex, continue to evolve, and on occasion may be inconsistent between jurisdictions leading to uncertainty in interpreting such laws. We are also subject to the terms of our privacy policies and privacy-related obligations to third parties, and, given the recent change in administration, we expect a heightened level of scrutiny on the financial data we handle. It is possible that these laws, regulations, and other obligations may be interpreted and applied in a manner that is inconsistent from one regulatory body to another and may conflict with other rules or our practices.

Most of the jurisdictions in which we operate have established their own data privacy and security legal frameworks. Failure to comply with these laws can result in regulatory fines or penalties. The California borrower Privacy Act (CCPA) created new data privacy rights for California-resident users that will be expanded when the California Privacy Rights Act (CPRA), which was approved in November 2020, goes into effect. In addition, Virginia recently passed the borrower Data Protection Act, which will go into effect at the same time as CPRA and many other states are considering enacting privacy laws. These laws, as well as any associated regulations, may increase our operating costs and potential liability (particularly in the event of a data breach), delay or impede the development of new products, and have a material adverse effect on our business, including how we use information about individuals, our financial condition and the results of our operations or prospects.

Any failure or perceived failure by us to comply with our privacy policies, our privacy-related obligations to users or other third parties, or our privacy-related legal obligations, or any compromise of security that results in the unauthorized release or transfer of personally identifiable information or other user data, may result in governmental enforcement actions, litigation or negative publicity and could cause our users and lenders to lose trust in us, which would have a material and adverse effect on our business. We may also be subject to remedies that may harm our business, including fines, demands or orders that we modify or cease existing or planned business practices.

Data breaches or incidents involving the Company’s technology or products could damage its business, reputation and brand and substantially harm its business and results of operations.

If the Company’s data and network infrastructure were to fail, or if the Company were to suffer an interruption or degradation of services, or other infrastructure environments, it could lose important manufacturing and technical data, which could harm its business. The Company’s facilities, as well as the facilities of third parties that maintain or have access to the Company’s data or network infrastructure, are vulnerable to damage or interruption from earthquakes, hurricanes, floods, fires, cyber security attacks, terrorist attacks, power losses, telecommunications failures and similar events. In the event that the Company’s or any third-party provider’s systems or service abilities are hindered by any of the events discussed above, the Company’s ability to operate may be impaired and its business could be adversely affected. A decision to close facilities without adequate notice, or other unanticipated problems, could adversely impact the Company’s operations. The Company’s infrastructure also could be subject to break-ins, cyber-attacks, sabotage, intentional acts of vandalism and other misconduct, from a spectrum of actors ranging in sophistication from threats common to most industries to more advanced and persistent, highly organized adversaries. Any security breach, including personal data breaches, or incident, including cybersecurity incidents, that the Company experiences could result in unauthorized access to, misuse of or unauthorized acquisition of its internal sensitive corporate data, such as financial data, intellectual property, or data related to contracts with commercial or government customers or partners. Such unauthorized access, misuse, acquisition, or modification of sensitive data may result in data loss, corruption or alteration, interruptions in the Company’s operations or damage to the Company’s computer hardware or systems or those of its employees and customers. Moreover, negative publicity arising from these types of disruptions could damage the Company’s reputation.

Threats from malicious persons and groups, new vulnerabilities and advanced new attacks against information systems create risk of cybersecurity incidents. These incidents can include, but are not limited to, gaining unauthorized access to digital systems for purposes of misappropriating assets or sensitive information, corrupting data, or causing operational disruption. Because the techniques used to obtain unauthorized access, disable or degrade service, or sabotage systems change frequently and may not immediately produce signs of intrusion, the Company may be unable to anticipate these incidents or techniques, timely discover them, or implement adequate preventative measures.

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Over the past several years, cyber-attacks have become more prevalent and much harder to detect and defend against. The Company’s network and storage applications may be vulnerable to cyber-attack, malicious intrusion, malfeasance, loss of data privacy or other significant disruption and may be subject to unauthorized access by hackers, employees, consultants or other service providers. In addition, hardware, software or applications the Company develops or procures from third parties may contain defects in design or manufacture or other problems that could unexpectedly compromise information security. Unauthorized parties may also attempt to gain access to the Company’s systems or facilities through fraud, trickery or other forms of deceiving the Company’s employees, contractors and temporary staff. As cyber threats continue to evolve, the Company may be required to expend significant additional resources to continue to modify or enhance its protective measures or to investigate and remediate any cybersecurity vulnerabilities. The Company does not currently have a cyber liability insurance policy and even if a policy is purchased, the Company cannot be certain that its coverage will be adequate for liabilities actually incurred or that insurance will continue to be available to it on economically reasonable terms, or at all.

Significant unavailability of the Company’s services due to attacks could cause users to cease using the Company’s services and materially adversely affect the Company’s business, prospects, financial condition and results of operations. The Company uses software which it has developed, which the Company seeks to continually update and improve. Replacing such systems is often time-consuming and expensive and can also be intrusive to daily business operations. Further, the Company may not always be successful in executing these upgrades and improvements, which may occasionally result in a failure of its systems. The Company may experience periodic system interruptions from time to time. Any slowdown or failure of the Company’s underlying technology infrastructure could harm its business, reputation and ability to execute on its business plan, which could materially adversely affect its results of operations. The Company’s disaster recovery plan or those of its third-party providers may be inadequate.

Expenses or liabilities resulting from litigation could materially adversely affect our results of operations and financial condition.

We may become party to various legal proceedings and other claims that arise in the ordinary course of business, or otherwise in the future. Such matters are subject to many uncertainties and outcomes are not predictable with assurance. In addition, any such claims or litigation may be time-consuming and costly, divert management resources, require us to change our platform or have other adverse effects on our business. While we cannot assure the ultimate outcome of any legal proceeding or contingency in which we are or may become involved, we do not believe that any pending legal claim or proceeding arising in the ordinary course will be resolved in a manner that would have a material adverse effect on our business. However, if one or more of these legal matters resulted in an adverse monetary judgment against us, such a judgment could harm our results of operations and financial condition.

Computer malware, viruses, ransomware, hacking, phishing attacks and similar disruptions could result in security and privacy breaches and interruptions and delays in services and operations, which could harm our business.

Computer malware, viruses, physical or electronic break-ins and similar disruptions could lead to interruptions and delays in our services and operations and loss, misuse or theft of data. Computer malware, viruses, ransomware, hacking, phishing, and other attacks against online networks have become more prevalent and may occur on our systems in the future. We have implemented security measures, such as multi-factor authentication and security incident and event management tools. But any attempts by cyber attackers to disrupt our services or systems, if successful, could harm our business, introduce liability to data subjects, result in the misappropriation of funds, be expensive to remedy and damage our reputation or brand. Insurance may not be sufficient to cover significant expenses and losses related to cyber-attacks. As cyber-attacks evolve, the cost of measures designed to prevent such attacks continues to increase, and we may not be able to cause the implementation or enforcement of such preventions with respect to our third-party vendors. Though it is difficult to determine what, if any, harm may directly result from any specific interruption or attack, any failure to maintain performance, reliability, security and availability of systems and technical infrastructure may, in addition to other losses, harm our reputation, brand and ability to attract customers.

Service disruptions, outages and other performance problems can be caused by a variety of factors, including infrastructure changes, cyber-security threats, third-party service providers, human or software errors and capacity constraints. If our services are unavailable when users attempt to access them, they may seek other services, which could reduce demand for our solutions from target customers.

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We have processes and procedures in place designed to enable us to recover from a disaster or catastrophe and continue business operations. However, there are several factors ranging from human error to data corruption that could materially impact the efficacy of such processes and procedures, including by lengthening the time services are partially or fully unavailable to customers and users. It may be difficult or impossible to perform some or all recovery steps and continue normal business operations due to the nature of a particular disaster or catastrophe, especially during peak periods, which could cause additional reputational damages, or loss of revenues, any of which could adversely affect our business and financial results.

RISKS RELATED TO OUR REGULATORY ENVIRONMENT

Our business may be subject to a variety of U.S. financial regulations, many of which are overlapping, ambiguous and still developing, which could subject us to claims or otherwise harm our business.

Aspects of our business may be subject to a variety of federal and state financial and other laws, including laws and state licensing requirements financial products and services; privacy and data security; investment advisory services; and other laws that are frequently evolving and developing. The scope and interpretation of such laws are often uncertain and may be conflicting or ambiguous. It is difficult to predict how existing laws, some of which were enacted prior to the widespread adoption of the internet and mobile devices, will be applied to our business and the new laws to which we may become subject. In addition, as our business grows into new markets or expands and we collect, use and share more user data internally and with financial services partners, we may become subject to additional laws and regulations.

If we are not able to comply with applicable financial and other laws or regulations or if we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to discontinue certain products or features, which would negatively affect our business. In addition, negative publicity resulting from regulatory actions against us or others in our industry could harm our reputation or otherwise impact the growth of our business. Any costs incurred to prevent or mitigate this potential liability could also harm our business, financial condition and operating results.

Litigation, regulatory actions and compliance issues could subject us to significant fines, penalties, judgments, remediation costs and/or requirements resulting in increased expenses.

In the ordinary course of business, we may be named as a defendant in various categories of legal actions, including class action lawsuit and other litigation. These legal actions are inherently unpredictable and, regardless of the merits of the claims, litigation is often expensive, time- consuming, disruptive to our operations and resources, and distracting to management. In addition, certain actions may include claims for indeterminate amounts of damages. Our involvement in any such matter also could cause significant harm to our or our lending partners’ reputations and divert management attention from the operation of our business, even if the matters are ultimately determined in our favor. If resolved against us, legal actions could result in excessive verdicts and judgments, injunctive relief, equitable relief, and other adverse consequences that may affect our financial condition and how we operate our business.

In addition, a number of participants in the consumer financial services industry have been the subject of putative class action lawsuits, state attorney general actions and other state regulatory actions, federal regulatory enforcement actions, including actions relating to alleged unfair, deceptive or abusive acts or practices, violations of state licensing and lending laws, including state usury and disclosure laws, actions alleging discrimination on the basis of race, ethnicity, gender or other prohibited bases, and allegations of noncompliance with various state and federal laws and regulations relating to originating, servicing, and collecting consumer finance loans and other consumer financial services and products. The current regulatory environment, increased regulatory compliance efforts and enhanced regulatory enforcement have resulted in us undertaking significant time-consuming and expensive operational and compliance improvement efforts, which may delay or preclude our or our bank partners’ ability to provide certain new products and services. There is no assurance that these regulatory matters or other factors will not, in the future, affect how we conduct our business and, in turn, have a material adverse effect on our business. In particular, legal proceedings brought under state consumer protection statutes or under several of the various federal consumer financial services statutes may result in a separate fine assessed for each statutory and regulatory violation or substantial damages from class action lawsuits, potentially in excess of the amounts we earned from the underlying activities.

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Some of our agreements used in the course of our business include arbitration clauses. If our arbitration agreements were to become unenforceable for any reason, we could experience an increase to our consumer litigation costs and exposure to potentially damaging class action lawsuits, with a potential material adverse effect on our business and results of operations.

We contest our liability and the amount of damages, as appropriate, in each pending matter. The outcome of pending and future matters could be material to our results of operations, financial condition and cash flows, and could materially adversely affect our business.

In addition, from time to time, through our operational and compliance controls, we identify compliance issues that require us to make operational changes and, depending on the nature of the issue, result in financial remediation to impacted borrowers. These self-identified issues and voluntary remediation payments could be significant, depending on the issue and the number of borrowers impacted, and could generate litigation or regulatory investigations that subject us to additional risk.

We are subject to or facilitate compliance with a variety of federal, state, and local laws, including those related to consumer protection and loan financings.

We must comply with regulatory regimes or facilitate compliance with regulatory regimes on behalf of our bank partners that are independently subject to federal and/or state oversight by bank regulators, including those applicable to our referral and marketing services, consumer credit transactions, loan servicing and collection activities and the purchase and sale of whole loans and other related transactions. While these requirements will not immediately change with the incoming presidential administration, this new administration is expected to bring an increased focus on enforcement of federal consumer protection laws and appoint consumer-oriented regulators at federal agencies such as the CFPB, the OCC and the FDIC. It is possible that regulators in the presidential administration could promulgate rulemakings and bring enforcement actions that materially impact our business and the business of our originating bank partners. These regulators may augment requirements that apply to loans facilitated by our platform, or impose new programs and restrictions, including new forbearance initiatives related to the COVID-19 pandemic, and could otherwise revise or create new regulatory requirements that apply to us (or our bank partners), impacting our business, operations, and profitability.

Internet-based loan origination processes may give rise to greater risks than paper-based processes and may not always be allowed under state law.

We use the internet to obtain application information and distribute certain legally required notices to lenders and borrowers, and to obtain electronically signed loan documents in lieu of paper documents with actual borrower signatures. These processes may entail greater risks than would paper-based loan origination processes, including risks regarding the sufficiency of notice for compliance with consumer protection laws, risks that borrowers may challenge the authenticity of loan documents, and risks that despite internal controls, unauthorized changes are made to the electronic loan documents. In addition, our software could contain “bugs” that result in incorrect calculations or disclosures or other non-compliance with federal or state laws or regulations. If any of those factors were to cause any loans, or any of the terms of the loans, to be unenforceable against the borrowers, or impair our ability to service loans, the performance of the underlying promissory notes could be adversely affected.

If we are found to be operating without having obtained necessary state or local licenses, our business, financial condition and results of operations could be adversely affected.

Certain states have adopted laws regulating and requiring licensing by parties that engage in certain activities regarding consumer finance transactions, including facilitating and assisting such transactions in certain circumstances. Furthermore, certain states and localities have also adopted laws requiring licensing for consumer debt collection or servicing and/or purchasing or selling consumer loans. While we believe we have or will be able to acquire all necessary licenses, the application of some consumer finance licensing laws to our platform and the related activities we perform is unclear. In addition, state licensing requirements may evolve over time, including, in particular, recent trends toward increased licensing requirements and regulation of parties engaged in loan solicitation and student loan servicing activities. States also maintain licensing requirements pertaining to the transmission of money, and certain states may broadly interpret such licensing requirements to cover loan servicing and the transmission of funds to investors. If we were found to be in violation of applicable state licensing requirements by a court or a state, federal, or local enforcement agency, we could be subject to fines, damages, injunctive relief (including required modification or discontinuation of our business in certain areas), criminal penalties and other penalties or consequences, and the loans originated by our bank partners on our platform could be rendered void or unenforceable in whole or in part, any of which could have a material adverse effect on our business.

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RISKS RELATED TO TAXATION

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: a) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals; and b) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We have made significant estimates and judgments in calculating our income tax provision and other tax assets and liabilities. If these estimates or judgments are incorrect, our operating results and financial condition may be materially affected.

We are subject to regular review and audit by tax authorities. Any adverse outcome of such a review or audit could have a negative effect on our operating results and financial condition. In addition, the determination of our provision for income taxes and other tax assets and liabilities requires significant judgment, and there are many transactions and calculations where the ultimate tax determination is uncertain at the present time. Although we believe our estimates and judgments are reasonable, the ultimate tax outcome may differ from the amounts recorded in our financial statements and may have a material effect on our operating results and financial condition.

Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations.

Changes in tax laws could have a material adverse effect on our business, financial condition and results of operations. For example, the Tax Act contained significant changes to U.S. tax law, including a reduction in the corporate tax rate and a transition to a new territorial system of taxation. The primary impact of the Tax Act on our provision for income taxes was a reduction of the future tax benefits of our deferred tax assets as a result of the reduction in the corporate tax rate. The impact of the Tax Act may be subject to ongoing technical guidance and accounting interpretation, which we will continue to monitor and assess. As we expand the scale of our business activities, any changes in the U.S. taxation of such activities may increase our effective tax rate and harm our business, financial condition and results of operations.

We are subject to taxes in the United States under federal, state and local jurisdictions in which we operate. The governing tax laws and applicable tax rates vary by jurisdiction and are subject to interpretation and macroeconomic, political or other factors. For example, the results of the recent U.S Presidential and Congressional elections may lead to tax law changes. We may be subject to examination in the future, by federal, state and local authorities on income, employment, sales and other tax matters. While we regularly assess the likelihood of adverse outcomes from such examinations and the adequacy of our provision for taxes, there can be no assurance that such provision is sufficient and that a determination by a tax authority would not have an adverse effect on our business, financial condition and results of operations. Various tax authorities may disagree with tax positions we take and if any such tax authorities were to successfully challenge one or more of our tax positions, the results could adversely affect our financial condition. Further, the ultimate amount of tax payable in a given financial statement period may be impacted by sudden or unforeseen changes in tax laws, changes in the mix and level of earnings by taxing jurisdictions, or changes to existing accounting rules or regulations. The determination of our overall provision for income and other taxes is inherently uncertain as it requires significant judgment around complex transactions and calculations. As a result, fluctuations in our ultimate tax obligations may differ materially from amounts recorded in our financial statements and could adversely affect our business, financial condition and results of operations in the periods for which such determination is made.

Taxing authorities may successfully assert that we should have collected or in the future should collect sales and use, gross receipts, value added or similar taxes and may successfully impose additional obligations on us, and any such assessments or obligations could adversely affect our business, financial condition and results of operations.

The application of indirect taxes, such as sales and use tax, value-added tax, goods and services tax, business tax and gross receipts tax, to platform businesses is a complex and evolving issue. Many of the fundamental statutes and regulations that impose these taxes were established before the adoption and growth of the Internet and e-commerce. Significant judgment is required on an ongoing basis to evaluate applicable tax obligations and as a result amounts recorded are estimates and are subject to adjustments. In many cases, the ultimate tax determination is uncertain because it is not clear how new and existing statutes might apply to our business. In addition, governments are increasingly looking for ways to increase revenue, which has resulted in discussions about tax reform and other legislative action to increase tax revenue, including through indirect taxes. Such taxes could adversely affect our financial condition and results of operations.

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We may face various indirect tax audits in various U.S. jurisdictions. In certain jurisdictions, we collect and remit indirect taxes. However, tax authorities may raise questions about or challenge or disagree with our calculation, reporting or collection of taxes and may require us to collect taxes in jurisdictions in which we do not currently do so or to remit additional taxes and interest, and could impose associated penalties and fees. A successful assertion by one or more tax authorities requiring us to collect taxes in jurisdictions in which we do not currently do so or to collect additional taxes in a jurisdiction in which we currently collect taxes, could result in substantial tax liabilities, including taxes on past sales, as well as penalties and interest, could harm our business, financial condition and results of operations. Although we have reserved for potential payments of possible past tax liabilities in our financial statements, if these liabilities exceed such reserves, our financial condition will be harmed.

As a result of these and other factors, the ultimate amount of tax obligations owed may differ from the amounts recorded in our financial statements and any such difference may adversely impact our results of operations in future periods in which we change our estimates of our tax obligations or in which the ultimate tax outcome is determined.

RISKS RELATED TO THIS OFFERING AND OWNERSHIP OF OUR SECURITIES

The Company is controlled by our founder.

The Company is currently controlled by Blake Janover, who is the holder, directly or indirectly of 100% of the Company’s Series A Preferred Stock shares and 45,000,000 shares of common stock. Each share of the Company’s Series A Preferred Stock is entitled to 10,000 votes. Subject to any fiduciary duties owed to our other owners or investors under law, this majority owner may exercise significant influence through his appointments of the directors of the Company. The current owner is responsible for approving significant Company transactions, and will have significant control over the Company’s budget, management and policies. This owner may have interests that are different from yours. For example, this owner may support proposals and actions with which you may disagree. The concentration of ownership and management could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, this owner could use his influence to maintain the Company’s existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to approval of the holders of equity interests in the Company.

Our founder, Blake Janover, has significant voting power, which could limit your ability to influence the outcome of key transactions, including a change of control.

Our Founder and CEO, Blake Janover owns greater than 96.7% of our outstanding common stock, and 100% of our Series A Preferred Stock. As a result, Mr. Janover acting individually, will be able to influence matters requiring approval by our stockholders, including the election of directors and the approval of mergers, acquisitions, or other extraordinary transactions. He, or his assignees, may have interests that differ from yours and may vote in a way with which you disagree and which may be adverse to your interests. This concentration of ownership may have the effect of delaying, preventing or deterring a change of control, could deprive you of an opportunity to receive a premium for your common stock as part of a sale, and might ultimately affect the trading price of our common stock.

We may not be able to satisfy listing requirements of NASDAQ Capital Markets, or Nasdaq, or maintain a listing of our securities on Nasdaq.

Prior to this offering, there has been no public market for our common stock. We are in the process of applying to list our Common Stock on Nasdaq under the symbol “ .” The closing of this offering is contingent upon our listing to Nasdaq. In addition, we must meet certain financial and liquidity criteria to maintain the listing of our securities on Nasdaq Capital Markets. If we fail to meet any listing standards or if we violate any listing requirements, our securities may be threatened to be delisted and/or be eventually delisted. In addition, our board of directors may determine that the cost of maintaining our listing on a national securities exchange outweighs the benefits of such listing. A delisting of our securities from Nasdaq may materially impair our shareholders’ ability to buy and sell our securities and could have an adverse effect on the market price of, and the efficiency of the trading market for, our securities. The delisting of our securities could significantly impair our ability to raise capital and the value of your investment.

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The market price, trading volume and marketability of our securities may, from time to time, be significantly affected by numerous factors beyond our control, which may materially adversely affect the market price of your securities, the marketability of your securities and our ability to raise capital through future equity financings.

The market price and trading volume of our securities may fluctuate significantly. Many factors that are beyond our control may materially adversely affect the market price of your securities, the marketability of your securities and our ability to raise capital through equity financings. These factors include the following:

•	actual or anticipated variations in our periodic operating results;
•	increases in market interest rates that lead investors of our securities to demand a higher investment return;
•	changes in earnings estimates;
•	changes in market valuations of similar companies;
•	actions or announcements by our competitors;
•	adverse market reaction to any increased indebtedness we may incur in the future;
•	additions or departures of key personnel;
•	actions by shareholders;
•	speculation in the media, online forums, or investment community; and
•	our intentions and ability to list our securities on NYSE American and our subsequent ability to maintain such listing (if approved).

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The requirements of being a public company may strain our resources, divert management’s attention and affect our ability to attract and retain qualified board members.

As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes- Oxley Act, the Dodd-Frank Act, the listing requirements of the Nasdaq Capital Markets and other applicable securities rules and regulations. Compliance with these rules and regulations will increase our legal and financial compliance costs, make some activities more difficult, time-consuming or costly and increase demand on our systems and resources, especially once we are no longer an “emerging growth company.” The Exchange Act requires, among other things, that we file annual, quarterly and current reports with respect to our business and results of operations. In addition, we expect that our management and other personnel will need to divert attention from operational and other business matters to devote substantial time to these public company requirements. We cannot predict or estimate the amount of additional costs we may incur as a result of becoming a public company or the timing of such costs.

We also expect that being a public company will make it more expensive for us to maintain director and officer liability insurance, and we may be required to accept reduced coverage, incur substantially higher costs to obtain coverage or only obtain coverage with a significant deductible. These factors could also make it more difficult for us to attract and retain qualified executive officers and qualified members of our Board of Directors, particularly to serve on our audit committee and compensation committee.

In addition, changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for public companies, increasing legal and financial compliance costs and making some activities more time-consuming. These laws, regulations and standards are subject to varying interpretations in many cases due to their lack of specificity, and, as a result, their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs necessitated by ongoing revisions to disclosure and governance practices. We invest resources to comply with evolving laws, regulations and standards, and this investment may result in increased general and administrative expenses and a diversion of management’s time and attention from revenue- generating activities to compliance activities. If, notwithstanding our efforts, we fail to comply with new laws, regulations and standards or our efforts differ from the activities intended by regulatory or governing bodies due to ambiguities related to their application and practice, regulatory authorities may initiate legal proceedings against us, and our business may be adversely affected.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these exemptions for so long as we are an “emerging growth company.” We cannot predict if investors will find our common stock less attractive to the extent that we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

An active, liquid trading market for our securities may not be sustained, which may cause our securities to trade at a discount from the public offering price and make it difficult for you to sell the securities you purchase.

We cannot predict the extent to which investor interest in us will sustain a trading market or how active and liquid that market may remain. If an active and liquid trading market is not sustained, you may have difficulty selling any of our securities that you purchase at a price above the price you purchase it or at all. The failure of an active and liquid trading market to continue would likely have a material adverse effect on the value of our securities. The market price of our securities may decline below the public offering price, and you may not be able to sell your securities at or above the price you paid or at all. An inactive market may also impair our ability to raise capital to continue to fund operations by selling securities and may impair our ability to acquire other companies or technologies by using our securities as consideration.

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Our management has broad discretion as to the use of the net proceeds from this offering.

Our management will have broad discretion in the application of the net proceeds of this offering. Accordingly, you will have to rely upon the judgment of our management with respect to the use of these proceeds. We intend to use the proceeds of this offering for the payment of certain accrued liabilities and for general corporate purposes, which could include future product development, capital expenditures and working capital. Our management may spend a portion or all of the net proceeds from this offering in ways that holders of our securities may not desire or that may not yield a significant return or any return at all. Our management not applying these funds effectively could harm our business. Pending their use, we may also invest the net proceeds from this offering in a manner that does not produce income or that loses value. See “Use of Proceeds” for more information.

You will experience immediate and substantial dilution as a result of this offering.

As of December 31, 2021, our pro forma net tangible book value (deficit) was approximately $[●], or approximately $[●] per share. Since the price per share being offered in this offering is substantially higher than the pro forma net tangible book value per common stock, you will suffer substantial dilution with respect to the net tangible book value of the shares you purchase in this offering. Based on the assumed public offering price of $[●] per share being sold in this offering, which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus, and our pro forma net tangible book value per share as of December 31, 2021, if you purchase shares in this offering, you will suffer immediate and substantial dilution of $[●] per share (or $[●] per share if the underwriters exercise the over-allotment option in full) with respect to the net tangible book value of our common stock. See “Dilution” for a more detailed discussion of the dilution you will incur if you purchase securities in this offering.

Future sales of our securities may affect the market price of our securities.

We cannot predict what effect, if any, future sales of our securities, or the availability of securities for future sale, will have on the market price of our securities. Sales of substantial amounts of our securities in the public market, or the perception that such sales could occur, could materially adversely affect the market price of our securities and may make it more difficult for you to sell your securities at a time and price which you deem appropriate.

A substantial portion of the outstanding shares of our common stock are restricted from immediate resale but may be sold on a stock exchange in the near future. The large number of shares of our capital stock eligible for public sale or subject to rights requiring us to register them for public sale could depress the market price of our common stock. .

The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, and the perception that these sales could occur may also depress the market price of our common stock. In connection with our initial public offering, or IPO, our executive officers, directors, and the holders of substantially all of our capital stock and securities convertible into or exchangeable for our capital stock entered into market standoff agreements with us or entered into lock-up agreements with the underwriters under which they have agreed, subject to specific exceptions, not to sell any of our stock for 180 days after [●], 2022. We refer to such period as the lock-up period. In addition, the underwriter representatives may, in their discretion, release all or some portion of the shares subject to lock-up agreements prior to the expiration of the lock-up period. Sales of a substantial number of such shares upon expiration, or the perception that such sales may occur, or early release of the lock-up, could cause our share price to fall or make it more difficult for you to sell your common stock at a time and price that you deem appropriate.

Subject to the provisions of Rule 144 or Rule 701 under the Securities Act, beginning 181 days after [●], 2022 (subject to the terms of the lock-up agreements and market standoff agreements described above), a significant number shares of our common stock will be eligible for sale in the public market from time to time thereafter, subject in some cases to the volume and other restrictions of Rule 144, as described below.

You may be diluted by the future issuance of additional common stock in connection with our equity incentive plans, acquisitions or otherwise.

Our amended and restated certificate of incorporation and our 2021 Equity Incentive Plan authorizes us to reserve and allocate shares of our common stock on the terms and conditions established by our Board of Directors in its sole discretion, whether in connection with acquisitions or otherwise. We have reserved 4,500,000 shares for issuance under our 2021 Equity Incentive Plan subject to adjustment in certain events. Any common stock that we issue, including under our 2021 Equity Incentive Plan or other equity incentive plans that we may adopt in the future, could dilute the percentage ownership held by the investors in our common stock.

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We may issue additional debt and equity securities, which are senior to our common stock as to distributions and in liquidation, which could materially adversely affect the market price of our securities.

In the future, we may attempt to increase our capital resources by entering into additional debt or debt-like financing that is secured by all or up to all of our assets, or issuing debt or equity securities, which could include issuances of commercial paper, medium-term notes, senior notes, subordinated notes or shares. In the event of our liquidation, our lenders and holders of our debt securities would receive a distribution of our available assets before distributions to our shareholders.

Any additional preferred securities, if issued by our company, may have a preference with respect to distributions and upon liquidation, which could further limit our ability to make distributions to our common shareholders. Because our decision to incur debt and issue securities in our future offerings will depend on market conditions and other factors beyond our control, we cannot predict or estimate the amount, timing or nature of our future offerings and debt financing.

Further, market conditions could require us to accept less favorable terms for the issuance of our securities in the future. Thus, you will bear the risk of our future offerings reducing the value of your securities and diluting your interest in us. In addition, we can change our leverage strategy from time to time without approval of holders of our common stock, which could materially adversely affect the market share price of our securities.

We do not intend to pay dividends for the foreseeable future.

During the year ended December 31, 2020 and 2019, we provided distributions totaling $529,247 and $217,881, respectively. Post our conversion and recapitalization, we have never declared or paid any cash dividends on our capital stock. We intend to continue with the same policy, and currently intend to retain any future earnings to finance the operation and expansion of our business, and we do not expect to declare or pay any dividends in the foreseeable future. In addition, the terms of our existing corporate debt agreements do, and any future debt agreements may, preclude us from paying dividends. As a result, capital appreciation of our common stock, if any, will be the only way for stockholders to realize any future gains on their investment for the foreseeable future.

Our potential future earnings and cash distributions to our shareholders may affect the market price of our securities.

Generally, the market price of our securities may be based, in part, on the market’s perception of our growth potential and our current and potential future cash distributions, whether from operations, sales, acquisitions or refinancings, and on the value of our businesses. For that reason, our securities may trade at prices that are higher or lower than our net asset value per share. Should we retain operating cash flow for investment purposes or working capital reserves instead of distributing the cash flows to our shareholders, the retained funds, while increasing the value of our underlying assets, may materially adversely affect the market price of our securities. Our failure to meet market expectations with respect to earnings and cash distributions and our failure to make such distributions, for any reason whatsoever, could materially adversely affect the market price of our securities.

Were our securities to be considered penny stock, and therefore become subject to the penny stock rules, U.S. broker-dealers may be discouraged from effecting transactions in our securities.

Our securities may be subject to the penny stock rules under the Exchange Act. These rules regulate broker-dealer practices for transactions in “penny stocks.” Penny stocks are generally equity securities with a price of less than $[●] per share. The penny stock rules require broker-dealers that derive more than 5% of their customer transaction revenues from transactions in penny stocks to deliver a standardized risk disclosure document that provides information about penny stocks, and the nature and level of risks in the penny stock market, to any non-institutional customer to whom the broker-dealer recommends a penny stock transaction. The broker-dealer must also provide the customer with current bid and offer quotations for the penny stock, the compensation of the broker-dealer and its salesperson and monthly account statements showing the market value of each penny stock held in the customer’s account. The bid and offer quotations and the broker-dealer and salesperson compensation information must be given to the customer orally or in writing prior to completing the transaction and must be given to the customer in writing before or with the customer’s confirmation. In addition, the penny stock rules require that prior to a transaction, the broker and/or dealer must make a special written determination that the penny stock is a suitable investment for the purchaser and receive the purchaser’s written agreement to the transaction. The transaction costs associated with penny stocks are high, reducing the number of broker-dealers who may be willing to engage in the trading of our securities. These additional penny stock disclosure requirements are burdensome and may reduce all the trading activity in the market for our securities. As long as our securities are subject to the penny stock rules, holders of our securities may find it more difficult to sell their securities.

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Our amended and restated certificate of incorporation and amended and restated bylaws designate a state or federal court located within the State of Delaware as the exclusive forum for substantially all disputes between us and our stockholders, which could limit our stockholders’ ability to choose the judicial forum for disputes with us or our directors, officers or employees.

Our amended and restated certificate of incorporation and amended and restated bylaws provide that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for (i) any derivative action or proceeding brought on our behalf, (ii) any action asserting a claim of breach of a fiduciary duty owed by any of our directors, officers, or other employees to us or our stockholders, (iii) any action arising pursuant to any provision of the Delaware General Corporation Law, our amended and restated certificate of incorporation, or our amended and restated bylaws, or (iv) any other action asserting a claim that is governed by the internal affairs doctrine shall be the Court of Chancery of the State of Delaware (or, if the Court of Chancery does not have jurisdiction, the federal district court for the District of Delaware), in all cases subject to the court having jurisdiction over indispensable parties named as defendants.

Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions. Accordingly, both state and federal courts have jurisdiction to entertain such claims. To prevent having to litigate claims in multiple jurisdictions and the threat of inconsistent or contrary rulings by different courts, among other considerations, our amended and restated bylaws also provide that the federal district courts of the United States of America is the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. We note, however, that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder, and that there is uncertainty as to whether a court would enforce this exclusive forum provision. Further, the enforceability of similar choice of forum provisions in other companies’ charter documents has been challenged in legal proceedings, and it is possible that a court could find these types of provisions to be inapplicable or unenforceable. For example, in December 2018, the Court of Chancery of the State of Delaware determined that a provision stating that U.S. federal district courts are the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act is not enforceable. Although this decision was reversed by the Delaware Supreme Court in March 2020, other courts may still find these provisions to be inapplicable or unenforceable.

Any person or entity purchasing or otherwise acquiring any interest in any of our securities shall be deemed to have notice of and consented to this provision. This exclusive-forum provision may limit a stockholder’s ability to bring a claim in a judicial forum of its choosing for disputes with us or our directors, officers, or other employees, which may discourage lawsuits against us and our directors, officers, and other employees. This exclusive forum provision does not apply to any causes of action arising under the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. If a court were to find either exclusive-forum provision in our amended and restated bylaws to be inapplicable or unenforceable in an action, we may incur additional costs associated with resolving the dispute in other jurisdictions, which could harm our results of operations.

Our common stock market price and trading volume could decline if equity or industry analysts do not publish research or publish inaccurate or unfavorable research about our business.

The trading market for our common stock will depend in part on the research and reports that equity or industry analysts publish about us or our business. The analysts’ estimates are based upon their own opinions and are often different from our estimates or expectations. If one or more of the analysts who cover us downgrade our common stock or publish inaccurate or unfavorable research about our business, the price of our securities would likely decline. If few securities analysts commence coverage of us, or if one or more of these analysts cease coverage of us or fail to publish reports on us regularly, demand for our securities could decrease, which might cause the price and trading volume of our common stock to decline.

We are an “emerging growth company” and we cannot be certain if the reduced disclosure requirements applicable to emerging growth companies will make our common stock less attractive to investors.

We are an “emerging growth company,” as defined in the JOBS Act, and we intend to take advantage of certain exemptions from various reporting requirements that are applicable to other public companies that are not “emerging growth companies,” including not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act, reduced disclosure obligations regarding executive compensation in our periodic reports and proxy statements, exemptions from the requirements of holding a non-binding advisory vote on executive compensation and stockholder approval of any golden parachute payments not previously approved. In addition, under the JOBS Act, emerging growth companies can delay the adoption of certain new or revised accounting standards until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards and, therefore, we will not be subject to the same new or revised accounting standards as other public companies that are not emerging growth companies or that have opted out of using such extended transition period, which may make comparison of our financial statements with those of other public companies more difficult. We may take advantage of these exemptions for so long as we are an “emerging growth company.” We cannot predict if investors will find our common stock less attractive to the extent that we rely on these exemptions. If some investors find our common stock less attractive as a result, there may be a less active trading market for our common stock and the price of our common stock may be more volatile.

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GENERAL RISK FACTORS

We may make decisions based on the best interests of our users in order to build long-term trust that may result in us forgoing short-term gains.

One of our fundamental values is to build our business by making decisions based upon the best interests of our users, which we believe has been essential to our success in building user trust in our platform and increasing our user growth rate and engagement. We believe this best serves the long-term interests of our company and our stockholders. In the past, we have forgone, and we may in the future continue to forgo, certain expansion or short-term revenue opportunities that we do not believe are in the best interests of our platform and our users, even if such decisions adversely affect our results of operations in the short term. For example, we do not use impression-based advertising on our platform (i.e., where payment is based on digital views or engagement); we publish editorial content on topics that do not generate revenue for us.

Our current lack of geographic diversity exposes us to risk.

Our operations are geographically limited and primarily dependent upon borrowers in the United States and economic conditions in the U.S. As a result of this geographical concentration, we are more vulnerable to downturns or other conditions that affect the U.S. economy. Any downturn or other adverse conditions in the U.S. economy could harm our business and financial results.

We have less experience operating in some of the newer market verticals to which we have expanded.

We have explored and may expand into new verticals including SMB loan products. We do not have as much experience with these newer verticals as we do with the other more established verticals on our platform. Accordingly, newer verticals may be subject to greater risks than the more established verticals on our platform.

The success of our entry into new verticals will depend on a number of factors, including:

•	Implementing in a cost-effective manner product features expected by borrowers and financial services providers;
•	Market acceptance of an intermediary by borrowers and financial services providers;
•	Offerings by current and future competitors;
•	Our ability to attract and retain management and other skilled personnel;
•	Our ability to collect amounts owed to us from our financial services partners;
•	Our ability to develop successful and cost-effective marketing campaigns; and
•	Our ability to timely adjust marketing expenditures in relation to changes in demand for the underlying products and services offered by our financial services partners in these newer verticals.

Our results of operations may suffer if we fail to successfully anticipate and manage these issues associated with expansion into new verticals.

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We may not be able to expand into new markets.

While a key part of our business strategy is to engage users in our existing markets, we also intend to expand our operations into new markets. In doing so, we may incur losses or otherwise fail to enter new markets successfully. Our expansion into new markets may place us in unfamiliar competitive environments and involve various risks, including competition, government regulation, the need to invest significant resources and the possibility that returns on such investments will not be achieved for several years or at all. There are many factors that could negatively affect our ability to grow our user base and engagement, including if:

•	we lose users to new market entrants and/or existing competitors;
•	we do not obtain regulatory approvals necessary for expansion into new verticals, geographies or to launch new product features and tools;
•	we fail to effectively use search engines, social media platforms, digital app stores, content-based online advertising, and other online sources for generating traffic to our platform;
•	our platform experiences disruptions or outages;
•	we suffer reputational harm to our brand including from negative publicity, whether accurate or inaccurate;
•	we fail to expand geographically;
•	we fail to offer new and competitive products, to provide effective updates to our existing products or to keep pace with technological improvements in our industry;
•	technical or other problems frustrate the user experience;
•	we are unable to address user concerns regarding the content, privacy, and security of our digital platform;
•	we are unable to continue to innovate and improve our platform by generating compelling content and tools;
•	existing or new financial services providers use incentives to directly cross-sell their products, reducing borrower benefits of using multiple providers; or
•	we are unable to successfully launch new verticals.

Our inability to overcome these challenges could impair our ability to engage users, and could harm our business, operating results, and financial condition.

The occurrence of natural disasters may adversely affect our business, financial condition and results of operations following our business combination.

The occurrence of natural disasters, including hurricanes, floods, earthquakes, tornadoes, fires and pandemic disease may adversely affect our business, financial condition or results of operations. The potential impact of a natural disaster on our results of operations and financial position is speculative and would depend on numerous factors. The extent and severity of these natural disasters determines their effect on a given economy. Although the long-term effect of diseases such as the COVID-19 “coronavirus”, H5N1 “avian flu”, or H1N1, the swine flu, cannot currently be predicted, previous occurrences of avian flu and swine flu had an adverse effect on the economies of those countries in which they were most prevalent. An outbreak of a communicable disease in our market could adversely affect our business, financial condition and results of operations, and timely reporting obligations under the current offering. We cannot assure you that natural disasters will not occur in the future or that our business, financial condition and results of operations will not be adversely affected.

Our results of operations could be adversely affected by health outbreaks such as the COVID-19 pandemic.

A significant outbreak, epidemic or pandemic of contagious diseases in any geographic area in which we operate or plan to operate could result in a health crisis adversely affecting the economies, financial markets and overall demand for our services in such areas. In addition, any preventative or protective actions that governments implement or that we take in response to a health crisis, such as travel restrictions, quarantines, or site closures, may interfere with the ability of our employees, suppliers and customers to perform their responsibilities. Such results could have a material adverse effect on our business development.

The continued global COVID-19 pandemic has created significant volatility, uncertainty and economic disruption. The extent to which the COVID-19 pandemic continues to impact our business, operations and financial results will depend on numerous evolving factors that we may not be able to accurately predict, including: the duration and scope of the pandemic; governmental, business and individuals’ actions, including vaccination requirements, that have been and continue to be taken in response to the pandemic; the impact of the pandemic on economic activity and actions taken in response; the effect on future suppliers demand for our processing technologies and our future customers’ demand for our products; any closures of our and our suppliers’ or customers’ offices and facilities; and the need for enhanced health and hygiene requirements or social distancing or other measures in attempts to counteract future outbreaks in our offices and facilities. Potential business partners may also slow down decision-making, delay planned work or seek to terminate existing agreements. Any of these events could adversely affect our business development and financial condition.

To the extent the COVID-19 pandemic or a similar public health threat has an impact on our business, it is likely to also have the effect of heightening many of the other risks described in this “Risk Factors” section.

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Failure to maintain our reputation and brand recognition and attract and engage users in a cost-effective manner would harm our business, financial condition, and results of operations.

In order to attract borrowers to our platform, convert these borrowers into matches with financial services partners and generate repeat visits, we must market our platform and maintain borrower trust. Promoting and maintaining our brand requires the expenditure of considerable money and resources for online and offline marketing and advertising, the continued provision of high-quality products and services that meet user needs, the ability to maintain borrowers’ trust, and the ability to successfully differentiate our brand, products, and services from those of our competitors.

The strength of our brand may be harmed by adverse publicity from many sources. Adverse publicity and the potential corresponding impact on our reputation may be accelerated and amplified by the widespread use of social media platforms. Furthermore, adverse publicity, from legal proceedings against us or our business, including governmental proceedings and borrower class action or other litigation, or the disclosure of information from security breaches or other incidents, could negatively impact our reputation and our brand, which could materially and adversely affect our business and financial condition and results of operations. In addition, the actions of our third-party marketing partners who engage in advertising on our behalf could negatively impact our reputation and our various brands.

The failure of our business to maintain or enhance its reputation and brand recognition and attract and retain borrowers in a cost-effective manner could materially and adversely affect our business, financial condition and results of operations.

Damage to our reputation could negatively impact our business, financial condition, and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity, regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices, including blogs, social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

The Russian-Ukrainian Conflict may adversely affect our business, financial condition and results

In February 2022, the Russian Federation and Belarus commenced a military action with the country of Ukraine. The specific impact on the our financial condition, results of operations and cash flows is not determinable as of the date hereof. However, to the extent that such military action spreads to other countries, intensifies, or otherwise remains active, such action could have a material adverse effect on our financial condition, results of operations, and cash flows.

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CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are based on our management’s beliefs and assumptions and on information currently available to us. All statements other than statements of historical facts are forward-looking statements. The forward-looking statements are contained principally in, but not limited to, the sections entitled “Prospectus Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.” These statements relate to future events or to our future financial performance and involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. Forward-looking statements include, but are not limited to, statements about:

•	the effect of and uncertainties related to the ongoing COVID-19 pandemic (including any government responses thereto) and any continued recovery from the impact of the COVID-19 pandemic;
•	our ability to achieve and maintain profitability in the future;
•	the impact on our business of the regulatory environment and complexities with compliance related to such environment;
•	our ability to respond to general economic conditions;
•	our ability to manage our growth effectively and our expectations regarding the development and expansion of our business;
•	our ability to access sources of capital, including debt financing and other sources of capital to finance operations and growth;
•	the success of our marketing efforts and our ability to expand our lender and borrower base;
•	our ability to grow market share in existing markets or any new markets we may enter;
•	our ability to develop new products, features and functionality that are competitive and meet market needs;
•	our ability to realize the benefits of our strategy, including our financial services and platform productivity;
•	our ability to make accurate credit and pricing decisions or effectively forecast our loss rates;
•	our ability to establish and maintain an effective system of internal controls over financial reporting;
•	our ability to maintain the listing of our securities on Nasdaq;
•	the outcome of any legal or governmental proceedings that may be instituted against us; and
•	other factors detailed under the section titled “Risk Factors”.

In some cases, you can identify forward-looking statements by terms such as “may,” “could,” “will,” “should,” “would,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “project” or “continue” or the negative of these terms or other comparable terminology. These statements are only predictions. You should not place undue reliance on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which are, in some cases, beyond our control and which could materially affect results. Factors that may cause actual results to differ materially from current expectations include, among other things, those listed under the heading “Risk Factors” and elsewhere in this prospectus. If one or more of these risks or uncertainties occur, or if our underlying assumptions prove to be incorrect, actual events or results may vary significantly from those implied or projected by the forward-looking statements. No forward-looking statement is a guarantee of future performance.

In addition, statements that “we believe” and similar statements reflect our beliefs and opinions on the relevant subject. These statements are based upon information available to us as of the date of this prospectus, and while we believe such information forms a reasonable basis for such statements, such information may be limited or incomplete, and our statements should not be read to indicate that we have conducted an exhaustive inquiry into, or review of, all potentially available relevant information. These statements are inherently uncertain and investors are cautioned not to unduly rely upon these statements.

You should read this prospectus and the documents that we reference in this prospectus and have filed as exhibits to the registration statement of which this prospectus forms a part with the understanding that our actual future results, levels of activity, performance and achievements may be materially different from what we expect. We qualify all of our forward-looking statements by these cautionary statements.

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USE OF PROCEEDS

After deducting the estimated underwriters’ commissions and offering expenses payable by us, we expect to receive net proceeds of approximately $[●] million from this offering (or approximately $[●] million if the underwriters exercise the over-allotment option in full), based on an assumed public offering price of $[●] per share, which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus.

A $1.00 increase (decrease) in the assumed initial public offering price would increase (decrease) the net proceeds to us from this offering by approximately $[●] million, assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting the underwriting discounts and commissions and estimated offering expenses payable by us. Similarly, a one million share increase (decrease) in the number of shares offered by us, as set forth on the cover page of this prospectus, would increase (decrease) the net proceeds to us by $ [●], assuming the assumed initial public offering price remains the same, and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

We intend to use the proceeds of this offering for the payment of certain accrued liabilities and for general corporate purposes, which could include future acquisitions, capital expenditures and working capital. We believe, based on our current operating plan, that the net proceeds from this offering and our existing cash will be sufficient to fund our currently planned operations for at least the next [●] months; provided that there can be no assurance in that regard.

Pending these uses, we may [●].

We will have broad discretion over how to use the net proceeds to us from this offering. We intend to invest the net proceeds to us from the offering that are not used as described above in short-term, investment-grade, interest-bearing instruments. See “Risk Factors—Risks Related to this Offering and the Ownership of Our Securities.”

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DIVIDEND AND DISTRIBUTION POLICY

During the year ended December 31, 2020 and 2019, we provided distributions totaling $529,247 and $217,881, respectively. Post our conversion and recapitalization, we have never declared or paid any cash dividends on our capital stock. We intend to continue with the same policy, and currently intend to retain all available funds and any future earnings to support our operations and finance the growth and development of our business. We do not intend to pay cash dividends on our common stock for the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors, subject to applicable laws, and will depend upon, among other factors, our results of operations, financial condition, capital requirements, contractual restrictions, business prospects and other factors our board of directors may deem relevant, and subject to the restrictions contained in any future financing instruments.

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CAPITALIZATION

The following table sets forth our capitalization as of December 31, 2021:

•	on an actual basis;

•	on a pro forma basis to reflect (i) [●], and (ii) [●]; and

•	on an as adjusted basis to reflect this offering, after deducting underwriting discounts and commissions and estimated offering expenses payable by us. The table below assumes no exercise by the underwriters of their option to purchase additional common stock.

The as adjusted information below is illustrative only and our capitalization following the completion of this offering is subject to adjustment based on the public offering price of the shares of our common stock and other terms of this offering determined at pricing. You should read this table together with our financial statements and the related notes included elsewhere in this prospectus and the information under “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”

As of December 31, 2021
	Actual		Pro Forma	As Adjusted
Cash and cash equivalents	$		$	$
Long-term debt
[●]
[●]
[●]	$		$	$
[●]
Shareholders’ equity:
Common Stock, $0.00001 par value per share; 100,000,000 shares authorized; 46,532,049 and 46,361,012 issued and outstanding at December 31, 2021 and 2020, respectively(1)
Series A Preferred Stock, $0.00001 par value per share; 10,000,000 shares authorized; 10,000 issued and outstanding at December 31, 2021 and 2020 (no liquidation preference)
Distribution receivable		)
Additional paid-in capital
Accumulated deficit		)
Total shareholders’ equity
Total capitalization	$		$	$

Each $1.00 increase or decrease in the assumed public offering price $[●] per share (which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus), assuming no change in the number of shares of our common stock to be sold, would increase or decrease the as-adjusted cash and cash equivalents, working capital, total assets and total shareholders’ equity by approximately $[●] million, after deducting (i) estimated underwriting discounts and commissions and (ii) estimated offering expenses, in each case, payable by us.

The number of common stock outstanding immediately following this offering is based on 46,532,049 shares of our common stock outstanding as of May [●], 2022 and excludes:

•	the conversion of our 2020 SAFEs, or the SAFEs, which will convert upon the closing of this offering into an aggregate of shares of our common stock, based on the assumed initial public offering price of $[●] per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	[●] shares of common stock issuable pursuant to the conversion of shares of our Series A Preferred Stock outstanding as of , 2022;

•	[●] shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	[●] shares of our common stock issuable upon the exercise of the representative’s warrants issued in connection with this offering.

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DILUTION

If you invest in our shares in this offering, your ownership will be diluted immediately to the extent of the difference between the public offering price per share and the as adjusted net tangible book value per common stock immediately after this offering. Dilution in net tangible book value per share to new investors is the amount by which the offering price paid by the purchasers of the shares sold in this offering exceeds the pro forma as adjusted net tangible book value per common stock after this offering. Net tangible book value per share is determined at any date by subtracting our total liabilities from the total book value of our tangible assets and dividing the difference by the number of common stock deemed to be outstanding at that date.

As of December 31, 2021, our net tangible book value (deficit) was approximately $403,128, or approximately $0.01 per share. After giving effect to (i) the [●], which resulted in total net proceeds of $[●], and (ii) the [●], the pro forma net tangible book value (deficit) of our common stock as of December 31, 2021 is approximately $(27,057,103), or approximately $(5.42) per share.

After giving effect to our sale of [●] shares in this offering at an assumed public offering price of $[●] per share, which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus, and after deducting the underwriting discounts and commissions and estimated offering expenses, and assuming no exercise of the warrants being offered in this offering, our pro forma as adjusted net tangible book value (deficit) as of [●], 2022 would have been approximately $([●]), or approximately $([●]) per share. This amount represents an immediate increase in net tangible book value of $[●] per share to existing shareholders and an immediate dilution in net tangible book value of $[●] per share to purchasers of our shares in this offering, as illustrated in the following table.

Assumed public offering price per share	$	[●]
Historical net tangible book value (deficit) per share as of December 31, 2021	$	[●]
Increase in as pro forma net tangible book value per share attributable to the offering	$	[●]
Increase in net tangible book value per share attributable to new investors	$	[●]
Pro forma net tangible book value (deficit) per share as of December 31, 2021	$	[●]
Dilution per share to new investors purchasing shares in this offering	$	[●]

A $1.00 increase or decrease in the assumed public offering price of $[●] per share, which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus, would increase or decrease the net tangible book value per share after this offering by approximately $[●]and dilution in net tangible book value per share to new investors by approximately $[●], assuming that the number of shares offered by us, as set forth on the cover page of this prospectus, remains the same and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

If the underwriters exercise their over-allotment option in full, the pro forma as adjusted net tangible book value (deficit) would be $([●]) per share, and the dilution in net tangible book value per share to new investors purchasing shares in this offering would be $[●] per share.

The number of common stock outstanding immediately following this offering is based on 46,532,049 shares of our common stock outstanding as of May [●], 2022 and excludes:

•	2,617,000 shares of our common stock issuable upon the exercise of outstanding stock options as of December 31, 2021, at an exercise price from $0.01 to $0.90 per share;

•	the conversion of approximately $1,356,704, the fair value of the 2020 SAFEs, which will convert upon the closing of this offering into an aggregate of shares of our common stock, based on the assumed initial public offering price of $[●] per share (the midpoint of the price range set forth on the cover page of this prospectus);

•	[●] shares of common stock issuable pursuant to the conversion of shares of our Series A Preferred Stock outstanding as of , 2022;

•	1,883,000 shares of our common stock reserved for future issuance under our 2021 Equity Incentive Plan, or the 2021 Plan, as well as any automatic increases in the number of shares of our common stock reserved for future issuance under our 2021 Plan, which will become effective upon the execution and delivery of the underwriting agreement for this offering; and

•	[●] shares of our common stock issuable upon the exercise of the representative’s warrants issued in connection with this offering.

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MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Registration Statement on Form S-1 and other information and reports filed by the Company from time to time with the SEC (collectively, the “Filings”) contain or may contain forward-looking statements and information that are based upon beliefs of, and information currently available to, the Company’s management as well as estimates and assumptions made by Company’s management. Readers are cautioned not to place undue reliance on these forward-looking statements, which are only predictions and speak only as of the date hereof. When used in the Filings, the words “anticipate,” “believe,” “estimate,” “expect,” “future,” “intend,” “plan,” or the negative of these terms and similar expressions as they relate to the Company or the Company’s management identify forward-looking statements. Such statements reflect the current view of the Company with respect to future events and are subject to risks, uncertainties, assumptions, and other factors, including the risks relating to the Company’s business, industry, and the Company’s operations and results of operations. Actual results may differ significantly from those anticipated, believed, estimated, expected, intended, or planned.

Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company cannot guarantee future results, levels of activity, performance, or achievements. Except as required by applicable law, including the securities laws of the United States, the Company does not intend to update any of the forward-looking statements to conform these statements to actual results.

Our financial statements are prepared in accordance with accounting principles generally accepted in the United States (“GAAP”). These accounting principles require us to make certain estimates, judgments and assumptions. We believe that the estimates, judgments and assumptions upon which we rely are reasonable based upon information available to us at the time that these estimates, judgments and assumptions are made. These estimates, judgments and assumptions can affect the reported amounts of assets and liabilities as of the date of the financial statements as well as the reported amounts of revenues and expenses during the periods presented. Our financial statements would be affected to the extent there are material differences between these estimates and actual results. In many cases, the accounting treatment of a particular transaction is specifically dictated by GAAP and does not require management’s judgment in its application. There are also areas in which management’s judgment in selecting any available alternative would not produce a materially different result. The following discussion should be read in conjunction with our financial statements and notes thereto appearing elsewhere in this Registration Statement on Form S-1.

Overview

We provide a technology platform that connects commercial mortgage borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders (banks, credit unions, REITs, debt funds, and more) looking to deploy capital into commercial mortgages.

We have developed a flexible, two-sided, b2b fintech marketplace that connects commercial mortgage borrowers and lenders, with a human touch. Commercial property owners, operators, and developers can quickly create an account on our platform, setting up their own profile and submit and manage loan requests on their dashboard in a fully digital experience. Our algorithms automatically match borrowers to their best loan option(s) or to our internal capital markets advisors that guide the borrower through the process and connect them with the right loan product and lender. Originators that work at commercial mortgage lenders can log in and use their lender portal to view, sort, and engage with their new matches in real-time and communicate with the borrowers, tracking their loans right through our portal. Capital markets advisors that work internally have their own interface that gives them access to targeted loan opportunities empowering them to help borrowers manage their choices, leading to the best possible outcomes for both lenders and borrowers while building trust; all of which enhances our brand.

We currently have two different customer segments: lenders and borrowers. Borrowers include owners, operators, and developers of commercial real estate including multifamily properties and most recently, a growing segment of small business owners (which we believe represents a significant growth opportunity). Lenders include small banks, credit unions, REITs, Fannie Mae® and Freddie Mac® multifamily lenders, FHA® multifamily lenders, debt funds, CMBS lenders, SBA lenders, and more.

Our business model includes earning a transaction fee each time a loan closes with a lender through our platform. We are either paid a share of the revenue from the transaction by the lender and/or receive some fixed sum in an amount we negotiate from the borrower. While we are generally paid by the lender or the borrower; as we scale, expect the burden of payment to be increasingly shouldered by the lender. Our average fee earned per transaction is approximately 1% of the loan amount generally earned at the time of closing. We don’t make loans or share risk.

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Components of Results of Operations

Comparison of the Year Ended December 31, 2021 and 2020

The following table provides certain selected financial information for the periods presented:

	Year Ended December 31,
	2021	2020	Change	% Change
Revenue	$1,981,439	$1,561,183	$420,256	27%
Operating Expenses:
Sales and marketing	$1,092,870	$656,514	$436,356	66%
Research and development	$280,930	$111,153	$169,777	153%
General and administrative	$1,663,258	$400,128	$1,263,130	316%
Total operating expenses	$3,307,058	$1,167,795	$1,869,263	160%
Income from operations	$(1,055,619)	$393,388	$(1,449,007)	(368)%
Other income (expense)	$(561,915)	$(74,363)	$(487,552)	(656)%
Net income	$(1,617,534)	$319,025	$(1,936,559)	(607)%

Revenue

Revenue for the year ended December 31, 2021, was $1,981,439 as compared to $1,561,183 for the year ended December 31, 2020, an increase of $420,256. This increase was the result the increase in the number of loans closed on our platform, to 120 in 2021 compared from 100 in 2020, combined with a 16% increase in the average transaction size (our fee) from $14,372 in 2020, compared to $16,657 in 2021. In 2020 we also earned $118,346 in revenue from processing PPP loans as service to our customers; we don’t expect this revenue to be recurring. In the future we expect to continue to increase our volume of loans closed and expect average loan balance to fluctuate based on the loan type mix in any given period. During 2021 the largest five lenders on our platform generated 86% of our revenue, with the largest of the two providing 76% of our revenue. During the 2020 the largest five lenders on our platform generated 88% of our total revenue, with the largest two lenders providing 69% of our revenue. We believe that our continued improvement to the lender side of our marketplace and investment in marketing to lenders, which we have yet to initiate at scale, will expand our lender base, thereby reducing our revenue concentrations in the future.

Sales and Marketing Expenses

Our sales and marketing costs are primarily comprised of personnel and advertising costs. Sales and marketing expenses for the year ended December 31, 2021, were $1,092,870 compared to $656,514 for the year ended December 31, 2020, an increase of $436,356. This increase was primarily the result of an increase in personnel expenses as our headcount doubled between 2020 and 2021; additionally, the company recorded sales and marketing related stock based compensation of approximately $330 thousand during 2021, with nil in 2020.

Research and Development Expenses

Our research and development costs are primarily comprised of personnel costs and software license fees to support the development of our marketplace. Research and development expenses for the year ended December 31, 2021, were $280,930 compared to $111,153 for the year ended December 31, 2020, an increase of $169,777. This increase was the result of increased personnel expenses, driven by an approximate 30% increase in of our staffing levels, which were incurred to support the continued development of our platform and products.

General and Administrative Expenses

Our general and administrative costs include personnel costs, accounting, legal, rent, and other overhead expenses. General and administrative expenses for the year ended December 31, 2021, were $1,663,258 compared to $400,128 for the year ended December 31, 2020, an increase of $1,263,130. Included in general and administrative costs for 2021 was approximately $760 thousand of stock-based compensation. In 2021 personnel costs increased $349 thousand from 2020, which increase includes wages, payroll taxes, and health benefits as the Company converted its key consultants to full-time employees in 2021. Additionally, legal and professional fees increased by $60 thousand from 2020 to 2021 to support our capital raising process and planned IPO.

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Other income (expense)

Other income (expense) for the year ended December 31, 2021, was $(561,915) compared to $(74,363) for the year ended December 31, 2020, an increase in expenses of $487,552. This increased expense was the result of a change in the fair value of future equity obligations of $577,370 recorded in 2021, mitigated by a decrease in interest expense of $93,63 from 2020 to 2021.

Liquidity and Capital Resources

Our principal liquidity requirements are for working capital to fund our sales, marketing and research and development expenditures. We fund our liquidity requirements primarily through cash on hand, cash flows from operations, and equity financing. As of December 31, 2021, we had $1,707,267 of cash and cash equivalents, with $415,713 as of December 31, 2020. At growth rates achieved during 2020 and 2021 we had positive cash flow from operations and believe that we can continue to operate the Company with internally generated cash. Our business plan is focused on rapid growth to achieve a significant market penetration over the shortest possible time horizon. As such we intend to raise equity and or debt financing to invest in the development, sales and marketing to drive that rapid growth. Our inability to access such capital on a timely basis will materially impact our investments and therefore our growth.

The following table summarizes our cash flows from operating, investing, and financing activities:

	Year Ended December 31,
	2021	2020	Change
Cash provided by operating activities	$65,841	$362,806	$(296,965)
Cash used in investing activities	$—	$(16,178)	$16,178
Cash provided by (used in) financing activities	$1,225,713	$49,639	$1,176,074

Cash Flow from Operating Activities

For the year ended December 31, 2021, net cash flows provided by operating activities was $65,841 compared to $362,806 used during the year ended December 31, 2020, respectively, primarily due to the investment made in increased sales, marketing, research and development personnel to drive our future growth, which created an operating loss in 2021.

Cash Flows from Investing Activities

During the year ended December 31, 2020, we used $16,178 in investing activities, primarily for the purchase of web domains. During 2021, we did not have any cash used for investing activities.

Cash Flows from Financing Activities

During the year ended December 31, 2021, we had cash flow provided by financing activities of $1,225,713 compared to cash flow provided by financing activities of $49,639 in 2020, an increase of $1,176,074. This increase was primarily the result of the sale of common stock in 2021.

Economic and Market Risks and Uncertainties in Our Business Model

We may be negatively impacted by periods of economic downturns, recessions, and disruptions in the capital markets; credit and liquidity issues in the capital markets, including international, national, regional and local markets; tax and regulatory changes and corresponding declines in the demand for commercial real estate investment and related services. Historically, commercial real estate markets and, in particular, the U.S. commercial real estate market, have tended to be cyclical and related to the flow of capital to the sector, the condition of the economy as a whole and to the perceptions and confidence of market participants to the economic outlook. Cycles in the real estate markets may lead to similar cycles in our earnings and significant volatility in our stock price. Further real estate markets may “lag” behind the broader economy such that even when underlying economic fundamentals improve in a given market, additional time may be required for these improvements to translate into strength in the real estate markets. The “lag” may be exacerbated when banks delay their resolution of commercial real estate assets whose values are less than their associated loans.

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Negative economic conditions, changes in interest rates, credit and the availability of capital, both debt and/or equity, disruptions in capital markets, uncertainty of the tax and regulatory environment and/or declines in the demand for commercial real estate investment and related services in international and domestic markets or in significant markets in which we do business, have had and could have in the future a material adverse effect on our business, results of operations and/or financial condition. In particular, the commercial real estate market is directly impacted by (i) the lack of debt and/or equity financing for commercial real estate transactions, (ii) increased interest rates and changes in monetary policies by the U.S. Federal Reserve, (iii) changes in the perception that commercial real estate is an accepted asset class for portfolio diversification, (iv) changes in tax policy affecting the attractiveness of real estate as an investment choice, (v) changes in regulatory policy impacting real estate development opportunities and capital markets, (vi) slowdowns in economic activity that could cause residential and commercial tenant demand to decline, and (vii) declines in the regional or local demand for commercial real estate, or significant disruptions in other segments of the real estate markets could adversely affect our results of operations. Any of the foregoing would adversely affect the operation and income of commercial real estate properties.

These and other types of events could lead to a decline in transaction activity as well as a decrease in property values which, in turn, would likely lead to a reduction in financing fees relating to such transactions. These effects would likely cause us to realize lower revenues. Such declines in transaction activity and value would likely also significantly reduce our financing activities and revenues.

Fiscal uncertainty, significant changes and volatility in the financial markets and business environment, and similar significant changes in the global, political, security and competitive landscape, make it increasingly difficult for us to predict our revenue and earnings into the future. As a result, any revenue or earnings projections or economic outlook which we may give, may be materially affected by such events.

Critical Accounting Policies and Significant Judgments and Estimates

This discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with generally accepted accounting standards in the United States (“GAAP”). The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements, as well as the reported expenses incurred during the reporting periods. Our estimates are based on our historical experience and on various other factors that we believe are reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are described in more detail in the notes to our financial statements included elsewhere in this prospectus, we believe that the following accounting policies are critical to understanding our historical and future performance, as these policies relate to the more significant areas involving management’s judgments and estimates.

We believe our most critical accounting policies and estimates relate to the following:

•	Revenue Recognition

•	Financial Instruments

Revenue Recognition

The Company adopted ASU 2014-09, Revenue from Contracts with Customers, and its related amendments (collectively known as “ASC 606”), effective January 1, 2019. The Company determines revenue recognition through the following steps:

•	Identification of a contract with a customer;
•	Identification of the performance obligations in the contract;
•	Determination of the transaction price;
•	Allocation of the transaction price to the performance obligations in the contract; and
•	Recognition of revenue when or as the performance obligations are satisfied.

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Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services.

The Company derives its revenue primarily from referral and advisory fees. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. The Company may act as an agent for both lenders and borrowers.

Business Plan

Over the next 12 to 18 months, we plan to focus on our growth opportunities which are also the foundations of our competitive advantage. As we grow, so does our moat.

We will be focused on executing in the following capacities:

1.	Accelerating our content machine, further expanding our moat and our value delivered to our borrowers and improving our top of the funnel net.
2.	Building out our product, enriching it with data and features, while making it easier for lenders to onboard, borrowers to access more options, and our internal capital markets advisors to provide deeper value to both borrowers and lenders. We aim to create a denser network and stickier experience for all stakeholders.
3.	Expanding our performance marketing within and beyond multifamily to accelerate our acquisition of high-intent office, retail, hotel, self-storage, and small business borrower accounts.
4.	Building strategic platform partnerships with the aim of becoming embedded finance for aligned industry and adjacent platforms.
5.	Highly selective and strategic M&D with technology companies and competitors that align deeply with our vision.

All of this will be done by continuing to:

1.	Hire high-performing and aligned humans to help us execute on our strategy.
2.	Invest in our platform and technology.
3.	Cultivate a culture of creativity, hard work, innovation, curiosity, and community.

Fair Value of Financial Instruments

Our financial instruments consist of cash and cash equivalents, certificates of deposit and amounts due to shareholders. The carrying amount of these financial instruments approximates fair value due either to length of maturity or interest rates that approximate prevailing market rates unless otherwise disclosed.

The fair value of a financial instrument is the amount that could be received upon the sale of an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Financial assets are marked to bid prices and financial liabilities are marked to offer prices. Fair value measurements do not include transaction costs. A fair value hierarchy is used to prioritize the quality and reliability of the information used to determine fair values. Categorization within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The three-level hierarchy is as follows:

Level 1 – Quoted market prices in active markets for identical assets or liabilities.

Level 2 – Observable market-based inputs or inputs that are corroborated by market data.

Level 3 - Unobservable inputs that are not corroborated by market date.

Our held to maturity securities are comprised of certificates of deposit.

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Derivative Instrument Liability

We account for derivative instruments in accordance with ASC 815, Derivatives and Hedging, which establishes accounting and reporting standards for derivative instruments and hedging activities, including certain derivative instruments embedded in other financial instruments or contracts, and requires recognition of all derivatives on the balance sheet at fair value, regardless of hedging relationship designation. Accounting for changes in fair value of the derivative instruments depends on whether the derivatives qualify as hedge relationships and the types of relationships designated are based on the exposures hedged.

Stock-Based Compensation

We record stock-based compensation in accordance with ASC 718, Compensation-Stock Compensation. All transactions in which goods or services are the consideration received for the issuance of equity instruments are accounted for based on the fair value of the consideration received or the fair value of the equity instrument issued, whichever is more reliably measurable. Equity instruments issued to employees and the cost of the services received as consideration are measured and recognized based on the fair value of the equity instruments issued and are recognized over the employees required service period, which is generally the vesting period.

Common stock valuations

An “established trading market” for the Company’s common stock does not exist. The fair value of the shares of common stock was determined based on the then most recent price per share at which the Company sold common stock to unrelated parties in a private placement during the periods then ended. In drawing its conclusions, management considered various relevant factors, including the work of an independent third-party valuation firm engaged to provide a valuation analysis on the Company’s common stock.

Following the completion of this offering, the fair value of our common stock will be based on the closing price as reported on the date of grant on the primary stock exchange on which our common stock is traded.

Option valuations

The inputs used in calculating the fair value of the share-based payment awards represent management’s best estimations as there was no active public market for the Company’s shares. Accordingly, the fair value of the options and warrants was determined based on the Black-Scholes pricing model at the date of grant. The risk-free interest rate used in the calculations is based on the implied yield available on U.S. Treasury issues with an equivalent term approximating the expected life of the options as calculated using the simplified method. The expected life of the options is based on the vesting period and contractual life of the option granted and warrants is based on the contractual life of the option granted. Share-based payment awards are reflected as a non-cash expenses because Company obligations are settled by issuing shares of our common stock from our authorized shares instead of settling such obligations with cash payments. The aggregate intrinsic value represents the total pre-tax intrinsic value (i.e., the difference between the closing stock price on the respective date and the exercise price, times the number of shares) that would have been received by the option holders had all option holders exercised their options.

There were 2,617,000 stock options granted during the year ended December 31, 2021.

Emerging Growth Company and Smaller Reporting Company Status

We are an “emerging growth company” under the federal securities laws, and as such, we can take advantage of an extended transition period for complying with new or revised accounting standards. This provision allows an emerging growth company to delay the adoption of accounting standards that have different effective dates for public and private companies until those standards would otherwise apply to private companies. We have elected to avail ourselves of this exemption from new or revised accounting standards, and therefore we will not be subject to the same requirements to adopt new or revised accounting standards as other public companies that are not emerging growth companies.

We will cease to be an emerging growth company prior to the end of such five-year period if certain earlier events occur, including if we become a “large accelerated filer” as defined in Rule 12b-2 under the Exchange Act, our annual gross revenues exceed $1.07 billion or we issue more than $1.0 billion of non-convertible debt in any three-year period. In particular, in this prospectus, we have not included all of the executive compensation related information that would be required if we were not an emerging growth company, and we may elect to take advantage of other reduced reporting requirements in future filings.

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We are also a “smaller reporting company” as defined in the Exchange Act. We may continue to be a smaller reporting company even after we are no longer an emerging growth company. We may take advantage of certain of the scaled disclosures available to smaller reporting companies and will be able to take advantage of these scaled disclosures for so long as our voting and non-voting common stock held by non-affiliates is less than $250.0 million measured on the last business day of our second fiscal quarter, or our annual revenue is less than $100.0 million during the most recently completed fiscal year and our voting and non-voting common stock held by non-affiliates is less than $700.0 million measured on the last business day of our second fiscal quarter.

Recently Issued and Adopted Accounting Pronouncements

A description of recently issued and adopted accounting pronouncements that may potentially impact our financial position and results of operations is disclosed in Note 2 to our financial statements appearing at the end of this prospectus.

Off-Balance Sheet Arrangements

During the periods presented, we did not have, nor do we currently have, any off-balance sheet arrangements as defined under SEC rules.

Quantitative and Qualitative Disclosures about Market Risk

We are exposed to market risks in the ordinary course of our business. These risks primarily include interest rate risks and inflation risks. Periodically, we maintain deposits in accredited financial institutions in excess of federally insured limits. We deposit our cash in financial institutions that we believe have high credit quality and have not experienced any losses on such accounts and do not believe we are exposed to any unusual credit risk beyond the normal credit risk associated with commercial banking relationships.

Interest Rate Risk

Our cash consists of cash in readily-available checking accounts. We may also invest in short-term money market fund investments. Such interest-earning instruments carry a degree of interest rate risk; however, historical fluctuations in interest income have not been significant.

Inflation Risk

Inflation generally affects us by increasing our cost of labor and research and development contract costs. We do not believe inflation has had a material effect on our results of operations during the periods presented.

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BUSINESS

Description of the Business1

Janover Inc. was organized as Janover Ventures, LLC, a Florida limited liability company, on November 28, 2018 and converted to a Delaware corporation on March 9, 2021.

Janover provides technology2 that connects commercial mortgage borrowers looking for debt to refinance, build, or buy commercial property including apartment buildings to commercial property lenders (including banks, credit unions, REITs, debt funds, and more) looking to deploy capital into commercial mortgages.

Our mission is to remove frictions from commercial property financing, making it easier and more cost effective for everyone in the transaction.

Our vision is to disintermediate commercial real estate, flattening the playing field for investment property owners and service providers of all sizes; giving better access to all by building a comprehensive operating statement for commercial real estate.

1 Numbers on slides are estimates by management and any dollar amounts referenced are unaudited.

2 We have no affiliation with any government agency and are not a lender. We are a technology company that uses software and our advisors to bring lenders and borrowers together. Freddie Mac® is a registered trademark of Freddie Mac. Fannie Mae® is a registered trademark of Fannie Mae. We are not affiliated with the Department of Small Business Administration (SBA), Department of Housing and Urban Development (HUD), Federal Housing Administration (FHA), Freddie Mac or Fannie Mae.

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We are an employee-centric organization laser-focused on delivering maximum value to commercial borrowers and lenders; and as a byproduct, long-term value to our shareholders.

The Problem

There are countless combinations of possible commercial loan products available to borrowers from more than 10,000 banks, credit unions, and other lenders across the country and there are significantly more commercial property owners, operators, and developers dispersed across the country that lenders want access to.

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The Opportunity

Commercial lending is antiquated; filled with legacy systems, misaligned incentives, two very highly fragmented sides of a two-sided transaction and we think the problem is the opportunity:

•	Commercial borrowers can’t know all their loan options. As the complexities of borrower needs, lender credit requirements, and loan features compound, the pool of possible outcomes becomes mind boggling.
•	Commercial borrowers and lenders don’t have access to each other at scale. For lenders to find the best borrowers for their needs; and borrowers to find the best lenders for their sensitivities; aggregation of these highly fragmented, long tails, is needed.
•	Commercial mortgage brokers’ (and individual lenders’) incentives are not aligned with the needs of borrowers. Everyone is incentivized to close, but nobody has a platform to ensure the borrower is truly getting the best loan for themselves. We are working hard to build just such a platform.
•	Small commercial borrowers (loans under $5 million) are often totally alienated from the elitist institutional loan community. We are building a platform that can operate agnostic to loan amount.
•	Processing a commercial mortgage is antiquated. Borrowers and lenders suffer through a slow, inefficient procedure that hasn’t seen real innovation at scale; falling far behind the innovations that fintech has delivered to consumer and residential mortgage finance. There are hundreds of pages of documents, manual signatures, multiple stakeholders, and a world of complexity that can be simplified.

Commercial real estate represents a $16 trillion market across more than 50 million commercial properties in the United States. The Mortgage Bankers Association estimates more than $1 trillion in commercial mortgage transactions in 2023.

Why Now

We believe we are in the early stages of the commercial mortgage lending digital adoption curve. If you think of the S-curve, digital adaption in the travel industry is very mature, at the upper right-hand quadrant of the “S”, having significantly disintermediated traditional travel agencies, consumer finance is flying up the somewhat vertical slope, and the commercial real estate finance industry is at that inflection point at the bottom of the S. We believe we can help accelerate that adaption and ride the momentum at the same time.

We think traditional lenders will continue to be at the forefront of commercial property lending; but increasingly they need a better, more efficient, cost-effective way to scale and compete. At the same time, property owners are demanding a better user experience, having been exposed to the benefits of digitization in retail banking, investing, travel, consumer credit, and now residential mortgages. We think those two cohorts are poised to drive the growth of technology-first commercial real estate finance.

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Borrowers

The COVID-19 pandemic accelerated prosumer (professional consumer) exposure to fintech and the benefits of innovations such as digital banking. At the same time, a younger generation that grew up emersed in technology is beginning to gain entry into commercial real estate — through family businesses, traditional corporate enterprises, and entrepreneurship. Commercial property owners, now more than ever, demand a better experience and more importantly, a better outcome. With a commodity financial product, the most important thing is that a borrower gets access to the best outcome that matches their needs; be it speed, leverage, rate, term, amortization, recourse, or usually, some combination thereof. We aim to get them connected to that product and provide first class service throughout the process.

Lenders

Lenders were also exposed to the benefits and rapid adaptation (and risk of competition) from FinTech’s that accelerated due to the COVID-19 pandemic. Further, due to the economic conditions resulting from the pandemic, commercial property lenders (banks, credit unions, REITS, debt funds, etc.) are flush with cash that they need to deploy.

Commercial & Multifamily

A flight to safety has driven investors to commercial property in droves and recent macro-economic events continue to support a focus on safety and yield. Most investors seek leverage from lenders to goose their returns. Investors also seek to capitalize on the tax benefits, long term appreciation, and inflation-hedging benefits of owning multifamily and commercial property.

We think we are uniquely positioned to help both commercial borrowers and lenders achieve their goals.

Our Solution

Our solution is an b2b fintech marketplace that connects commercial mortgage borrowers and lenders in a flexible ecosystem, with the human touch of a capital markets advisor. Said more simply, a platform where commercial property owners, operators, and developers can leverage technology to find a better commercial mortgage and where commercial mortgage bankers can leverage that same technology to find new and better-fit commercial mortgage loans.

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Advisor Enabled

Our Capital Markets Advisors are an important part of our business model. We believe that you can remove the intermediary from the transaction, but you can’t remove his functions, and although we think we can not only replicate but improve upon things like commercial property underwriting, lender matching, and loan processing; we believe the power of a human touch will always be invaluable in cultivating trust and relationships. As such, we aim to insert expert advisors into the transaction experience to allow borrowers and lenders the ability to have concierge-level support and advisory services as they work towards consummating a transaction. We think inserting a human-touch into the transaction with an advisor improves the borrower experience and as a byproduct conversion rates and revenue per account.

Borrowers can come to one of our websites or directly log into our portal, navigate to their dashboard, and submit or update their loan requests. Our powerful algorithms automatically match those borrowers to the best lenders, right through the platform, or with the service of an in-house expert advisor, so that they can connect directly to the lender and a better commercial mortgage. When the loan closes, we get paid, generally by the lender but sometimes by the borrower.

Principal Products and Services

We have developed a flexible, two-sided, b2b fintech marketplace that connects commercial mortgage borrowers and lenders, with a human touch. Commercial property owners, operators, and developers can quickly create an account on our platform, setting up their own profile and submit and manage loan requests on their dashboard in a fully digital experience. Our algorithms automatically match borrowers to their best loan option(s) or to our internal capital markets advisors that guide the borrower through the process and connect them with the right loan product and lender. Originators that work at commercial mortgage lenders can log in and use their lender portal to view, sort, and engage with their new matches in real-time and communicate with the borrowers, tracking their loans right through our portal. Capital markets advisors that work internally have their own interface that gives them access to targeted loan opportunities empowering them to help borrowers manage their choices, leading to the best possible outcomes for both lenders and borrowers while building trust; all of which enhances our brand.

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Business Plan

Our business model includes earning a transaction fee each time a loan closes with a lender through our platform. We are either paid a share of the revenue from the transaction by the lender or, alternatively, receive some fixed sum in an amount we negotiate from the borrower. While we are generally paid by the lender or the borrower; as we scale, expect the burden of payment to generally shouldered by the lender. Our average fee earned per transaction is approximately 1% of the loan amount generally earned at the time of closing. We generally get paid one of two ways.

a.	By the lender: We have Premier Lenders on our platform. With those relationships lenders may share their origination, trade premium, and servicing fees with us, often making room for us to not have to charge borrowers a fee for our platform services.
b.	By the borrower: If a loan closes with a non-Premier lender partner through our platform, the borrower will generally pay us a fee at closing. As we scale, we aim to reduce this fee which we think will help us become the highest quality, lowest cost option for borrowers – like the way Costco was able to deliver Kirkland to its customers. We aim to leverage our superior digital logistics to share scaled economies with our customers on both sides of the transaction.

We don’t make loans or share risk.

We currently have two different customer segments: lenders and borrowers. Borrowers include owners, operators, and developers of commercial real estate including multifamily properties and most recently, a growing segment of small business owners (which we believe represents a significant growth opportunity). Lenders include small banks, credit unions, REITs, Fannie Mae® and Freddie Mac® multifamily lenders, FHA® multifamily lenders, debt funds, CMBS lenders, SBA lenders, and more.

Our job is to obsessively focus on improving the experience and value for our two customer segments:

Borrowers

Commercial property owners, operators, and developers are our core customers. They are online looking for information on their next loan be it for an acquisition, recapitalization, or a future property development. Maybe they will buy a small strip mall in a large market like Miami; or build a 300-unit apartment complex in a small market in a town in Alabama. We are there for them from research, to close, and back.

Borrower benefits:

Free education

This is at the core of our value proposition to all commercial property borrowers. Whether or not someone intends to transact on our platform, we want to provide borrowers with all the free advice and education we can to make them a more informed and more powerful prosumer. Sometimes we hear from lenders as well, thanking us for the easy-to-access, complete, and well organized online information available on a variety of multifamily, business, and commercial property loan products and topics. We know the business is opaque and we love that we can help shed light in dimly lit places.

New supply

We aim to build the largest functional, aggregate supply of commercial property lenders in America, and then, perhaps, the world. Functional is an operative word here. We believe we can leverage data and technology to make this digital supply in our marketplace of maximum utility to our borrower-customers thereby delivering deep value to all the stakeholders in our ecosystem. We believe that in our future we will be able to leverage AI (artificial intelligence) to deliver better and better experiences and outcomes to all of our customers as our dataset grows.

Capital Markets Advisor

As we grow, we aim to insert more expert advisors into transactions to help make the process easier and more intimate for commercial mortgage borrowers and lenders; ultimately matching the best of technology with the best of a human touch. We intend to leave the data-driven, automated work to the machines and insert EQ and experience with our world-class humans.

Aligned
Borrowers have access to our portal for free. In many cases they don’t even pay us when they transact if it’s with a Premier Lender; and if they do pay us, it’s because the loan they are getting is better than what their traditional mortgage broker or banker could provide; in a lower friction process.

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Lenders

Our lenders are a material component to creating a two-sided market and without our lenders there is no two-sided marketplace. Beyond that, they are a critical customer that we aim to deliver significant and long-term value to. Many FinTech’s are making loans and becoming lenders that are competing with banks, credit unions, and other lenders. We want to empower lenders, making them more productive, efficient, and happier. Or aim is to partner and grow with them.

We have two classes of Lenders.

1.	Premier Lenders: our Premier Lenders are lenders that we have an arrangement with that allows us to share their fee income (i.e., origination, trade premium, and servicing). Our long-term aim with these relationships is to drive more business to Premier Lenders, less fees and costs to borrowers, and scaled economies shared to both.
2.	Standard Lenders: Lenders that we don’t have a pre-arranged fee agreement with are Standard Lenders. We aim to build and rely on the most robust network of lenders in the country that we may not have a particular fee-sharing arrangement with. We intent to invite these lenders to our beautiful and functional lender-portal where they can easily build their profiles as originators under a particular lender’s brand as well as match, view, and manage loan opportunities through an easy to use tool.

Lender benefits:

Huge new audience

Traditionally, lenders, via their originators, have access to a finite audience that is limited to geography and relationships. Some very big lenders have more significant reaches giving them an advantage over smaller, lesser-known lenders, even if those smaller lenders, like single-branch credit unions for example, have more competitive commercial loan products, creating an adverse situation for small lenders who can’t access their ideal borrowers and eligible borrowers that don’t have access to those smaller lenders with superior loan programs. Even in the case of the big banks, their primary strategy for closing more loan volume is hiring originators and bankers in new and existing markets. With our platform, we aim to open large and small lenders alike up to huge new digital audiences they didn’t have access to and highly curated deal flow in a portal that promotes productivity. As savvy property owners, buyers, and developers get online to find out what and who else is out there; our Lenders will be there, at the forefront. We think we can deliver a higher volume of better qualified borrowers in an easier to manage system, making individual originators more productive, profitable, and happy.

Access to borrowers ready to transact
When a lender is matched with a borrower on the Janover platform, it isn’t as simple as getting a “lead.” Each match is a data-driven, enriched, vetted opportunity with a commercial property owner, buyer, or developer that is ready to transact. Lenders get access to the highest-intent borrowers, often with robust commercial loan packages that are excited about transacting.

Performance based acquisition strategy
Lenders can gain access to our portal for free. Premier Lenders pay us when they transact, and originators at Standard Lenders pay nothing; they just have to deliver winning loan terms to borrowers and those borrowers pay us a small transaction fee at closing. We may offer premium subscriptions to lenders in the future.

Happier, more productive originators
Not only do we drive demand to algorithmically matched and aligned Lenders from high intent borrowers, we make software and tools that take frictions out of commercial loan processing, making originators happier and more productive. Part of our roadmap includes us continuing to enhance the loan analysis, underwriting, and origination experience for lenders.

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How it works

-	Alan walks into his local bank to get a loan quote for his 30-unit apartment property in Missouri and is offered the same loan terms his bank has always offered him.
-	He doesn’t know (nor does he have a way to know) that a credit union one block over has an even better deal, or that a lender over on the other side of the country has one that may work even better for his specific needs. Alan is more sensitive to leverage and amortization than interest rate… and there are a lot of options.
-	Curious to see if there may be any other option out there for him, he Googles around for more information on loans like his and lands on one of our websites from his search.
-	Alan, who, prior to exploring our website had no idea how many options he had, gets super useful, free information about similar loans as well as an option to apply for a better financing experience through Janover.
-	He quickly and easily sets up an account and follows the simple steps in our intelligent portal all the way through submitting his loan opportunity.

At this point, there are two possible outcomes, he will either automatically match with the best lender or loan product for him or; he will match with an internal advisor, who, in turn, will take his loan opportunity to our database of eligible matched lenders in an auction-style, concierge-level service, experience.

-	Alan then connects with the right lender that provides the best product and option for him; and transacts.
-	Alan receives a better loan than the one offered by his local bank. Our lender partner gets a borrower (and relationship) that they wouldn’t have had access to before. It’s a true nonzero sum game; everyone is in a better place.
-	Janover gets paid a transaction fee, generally from the lender, but sometimes from the borrower that it earns upon closing.

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The following are some highlights of the incredible traction we’ve experienced since inception:

-	More than $350 million in closed loans
-	More than $2 billion per month in loan requests
-	100% CAGR since inception.
-	More than $4,000,000 in aggregate revenue since inception.

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Loan closings, requests, new accounts, and traffic are primarily generated through organic, non-paid website traffic, driven by our best-in-class content and websites. We think the tremendous amount of demand we’re experiencing ahead of aggregating the supply side (lenders) at scale, is a clear and early indication of product market fit.

Growth Opportunities

Our unit economics are impressive, and we think we can continue to improve them as we scale.

In such a large and fragmented market, we see many opportunities to accelerate growth. The four key categories are:

Top of funnel

A material part of what we believe to be our competitive advantage is our ability to attract a very large top-of-the-funnel universe, in our market. This may be buyers early in the process or owners looking to replace their legacy lenders. The way we aim to scale our top of funnel strategy is to continue to lean into creating websites that are rich in useful content, easily accessible, responsive, fast, and highly targeted. We aim to hire more writers and subject-matter experts to provide unique and valuable content to our website users; helping them find and access the best answers to their queries, faster than ever. We want to provide all the information these borrowers are looking for in an easy to navigate format and use that to drive account creation on our platform and brand development. We’ve used our formula to create multiple websites that perform very well on search engines, and we believe we can use this formula to scale into more loan products than we are currently focused on. Right now, much of our effort has been around multifamily finance; but we believe we can rinse, wash, repeat; and duplicate this formula with office, retail, industrial, hotels, self-storage, small business loans, and more.

Borrower advisors

Right now, we are able to transact on our platform without the aid of an internal human; instantly matching commercial property borrowers with the right lenders; something that we believe gives us a significant structural cost advantage over incumbents. After many tests, we believe that by inserting a Capital Markets Advisor in the process to help the borrower navigate options, and the lender access the opportunity, at the front end of the transaction, we can materially lift conversion rates, revenue per account, and the customer experience; without materially affecting our superior cost model.

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Embedded finance & Platform partnerships

Nearly all the transactions on our platform have originated from search through our top of funnel expertise. We believe we can press the accelerator by partnering with large real estate sales platforms, residential lending platforms, and other strategic partners; to be their “Get Financing” button or commercial property financing funnel; delivering a better loan and experience to their users; while sharing our economics with the platform partners. As we don’t have to pay out high commissions due to our superior cost structure, we believe this can become a competitive advantage in the future. We have developed a proprietary affiliate portal that we aim to leverage to give our platform, and affiliate partners transparency into the process.

More lenders

One of the most straightforward ways to delight our borrowers is with more lenders (and, as in a two sided marketplace, the most straightforward way to delight lenders and generate network effects, is by adding more qualified borrowers). We are currently operating with only a small handful lenders on our platform, and we are working hard to build a beautiful and seamless experience for originators all over the country to join our marketplace and build out their profiles. We recently launched the first version of this and it has been well received. We believe by scaling the supply side of our marketplace, we are going to be able to offer borrowers significantly more value than incumbents, which will help spin our flywheel. Further, we aim to enhance our matching capabilities and algorithms to match borrowers with more and better loan product options. We think this will lead to additional scale as well as we increase network density and accelerate our flywheel.

Future opportunities for growth

Cultivating networks

Looking to the future, we believe cultivating and empowering our networks will be a key to our ability to continue to scale as we execute on our business plan while continuing to aim much, much higher. We think network effects will help accelerate our growth as we continue to provider deeper value, and more connections, among the nodes in our network. Our marketplace currently benefits from what is traditionally described as indirect network effects; as each node on one side of the network joins, the network becomes more valuable for nodes on the other side of the network, so more of them join, making it more valuable for the nodes on the original side. As we aggregate a robust universe of property owners, developers, and investors on one side; and originators and lenders on the other side; the opportunity arises to super-charge those networks by linking nodes within each respective network; as well as adding new products to the marketplace that can serve either side of the marketplace.

Lender Networks

We believe we can leverage aggregated lender demand for loan opportunities and create a robust secondary marketplace for originated loans and loan syndications in which lenders will ultimately be able to transact with each other, creating a network, with a social component, for financial transactions with robust, direct network effects. We also think there is an opportunity to introduce subscriptions to lenders giving them enhanced access to our data and market.

Borrower network

We think this is the biggest long-term opportunity for us. As we build a portal with thousands of property owners, operators, and developers across the country we believe we will be able to unlock the ability for owners to “click to list” their property for sale as well as search other properties that are (and aren’t) for sale and make offers, transact, and get financing on our platform; ultimately leading to disintermediation of commercial real estate at a massive scale; eviscerating inefficiencies, excess fees, and democratizing the ecosystem. We think we’ll be able to embed concierge level advisory services into these transactions and take a small transaction fee (a fraction of what investment sales professionals charge now) with a more transparent and frictionless transaction.

New marketplace products

This is something we’re already tinkering with, but as we scale, we can add new products to our marketplace. Closely related products may be small business loans, PACE financing, and ancillary products could be commercial property insurance, valuation, property management, equity capital, a data marketplace, and more.

We believe that as we scale our marketplace and portal, with thousands of new accounts being set up every month and orders of magnitude more data points, we are going to be able to build AI and machine learning models to create better commercial property underwriting, analytics, decisioning, and processes for enhanced property valuations, faster originations, more robust distribution, and superior matching outcomes. We aim to simultaneously gather data we can use to become the platform that ultimately disintermediates and digitizes commercial real estate in a winner take-most scenario; dethroning incumbent commercial mortgage brokers; disrupting non-competitive lenders; and breaking down the closed ecosystems within the industry by sharing our economies of scale with property owners as well as aligned marketplace product and service providers and leveraging data to improve everyone’s’ outcome.

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M&A

We believe we will have the opportunity to build a comprehensive operating system for commercial real estate, as the formerly fractured market adapts technology. As such we think we will have the opportunity to acquire companies in adjacent sub-markets into our ecosystem, allowing them to enjoy the benefits of our infrastructure, customer base, and content marketing and allowing our customers access to a best-in-class suite of commercial real estate products from software for data analytics, to technology for buying and selling commercial property.

Competition

We believe there are four categories of competitors, and we think they are worthy opponents, but that if we execute on our plan, we can win the market and that our competitive advantages give us more than an edge.

Commercial Mortgage Brokers

The primary incumbents are large commercial mortgage broker businesses like Meridian Capital Group, Eastern Union Funding, and debt brokerage divisions of JLL, Cushman & Wakefield, and Marcus & Millichap. Although we don’t consider them to be direct threats now as they are generally focused on larger loans and moving down market is difficult, we do believe that they or a similar company could choose to acquire a technology competitor and fund them or they could choose to incubate a disruptive technology or division. We also think they will be our competition as we scale into intuitional transactions fueled by success in the small balance and middle-market space.

Commercial Mortgage Lenders

Our goal is to empower commercial mortgage lenders by providing a turn-key digital solution for them, and in this capacity, we believe this is more of an opportunity to partner instead of competing. However, lenders like Berkadia have built a small balance multifamily tool (Multifi), Walker & Dunlop purchased TapCap, and Arbor Realty Trust built “Alex.” We think these initiatives validate our market and we don’t consider them direct competitors because our aim is to disintermediate commercial real estate finance at scale, and these lenders can only address small segments of the market (in the cases above, these are agency multifamily loans between $1M and $7M). We also believe that if they try to compete with us on digital client acquisitions, they will have poor outcomes because they will only be able to convert a very tiny fraction of the large swaths of loan requests they may be able to generate. Because we have a true marketplace that allows for digital matching, an online loan inquiry is much more valuable to us than it is to a niche lender (like a Fannie Mae multifamily agency lender).

Bankers at traditional banks and credit unions can also be considered competitors as they control a large portion of the direct-to-borrower busines in the lower-middle and small-balance markets. It’s our aim to move borrowers into our platform and for our service and technology to identify the right banker.

Technology Startups

There are several technology startups that are aiming to use technology to enhance commercial mortgage financing. Two of those competitors are Lev and Stacksource. We believe we are unique due to our organic online presence relative to our competitors, helping us generate significant deal flow and distribution without having to pay third-party vendors or heavily compensated salespeople in a broker-focused business model (which is the primary model and mechanism for sales and lead generation currently employed by most of the competitors we know of to the best of our knowledge). We believe our software to be best-in-class. We provide an optimized user experience with a beautiful user interface and an ability to quickly qualify loan opportunities for borrowers, matching them with the right Capital Markets Advisors, and in turn, the right lenders, in a lower friction process with many less touchpoints. Further, we, over a period of time, aim to aggregate sufficient data to empower us to further build upon our matching and sourcing algorithms with machine learning and artificial intelligence. We are currently processing more than two billion dollars in multifamily, commercial real estate, and small business loan financing applications per month, and intend to expand with new features to service both our borrower and lender clients.

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Adjacent Technology Companies

Companies including, but not limited to, LendingTree, Upstart, Better, and NerdWallet are mature and maturing technology companies that focus on consumer, residential, and small business finance, are (visa vi small business loans) or, can become competitors. They have robust networks, customer acquisition strategies, balance sheets, and technology knowhow that they could leverage to enter the commercial real estate and multifamily finance space. We think this is a difficult as they would be moving from high volume/low ticket transactions to low volume/high tech transactions; in what can be a significantly more complex and nuanced transaction. Ultimately, we believe that companies like these (as well as Lenders and Brokers) may want to try to acquire us one day.

Competitive advantage

Top of funnel

Unique in an industry that is dominated by an “old way” of doing things, our focus is on delivering value to borrowers first, then to our lenders, with our growth being a byproduct of that value. We start by providing transparent education in an opaque market and it’s our interpretation that Google appreciates the upfront educational value that we provide and will continue to reward us with high rankings on search result pages for topics we build content and websites for. We believe our deeply valuable and well-organized content that is a material competitive advantage. Instead of focusing on building one website that covers everything, we have multiple websites focused on educating and empowering commercial property owners, operators, and developers (and now small business owners) in very specific categories, sites such as https://multifamily.loans focused solely on multifamily financing and https://cmbs.loans focused on cmbs financing (a type of commercial mortgage financing involving securitizing pools of commercial property loans). This drill down allows us to provide the deepest amount of educational value on a specific topic, isolate content marketing risks (i.e. if one of our websites loses its ranking it doesn’t affect our network), and build our brand by having it associated with multiple helpful data and information repositories. We believe we have a repeatable formula that we can use to continue to launch commercial property and business financing websites, covering a range of both targeted and broad topics from commercial mortgages to FHA insured multifamily loans, to continue to grow our presence online. That ability to have such a powerful top-of-funnel demand generation platform, gives us part of our structural cost advantage.

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Structural Cost

We believe that as a marketplace that aggregates demand and supply digitally, there are three primary components that give us a structural cost advantage:

1.	We generate demand digitally and don't have to pay huge salaries or commissions to get it. The incumbent model is for brokers to “elephant hunt” and get paid huge commissions to line up big deals. We don’t have to do that
2.	We transact digitally, and with our platform and our powerful matching engine, we are able to make individual contributors significantly more productive than they can be in a traditional environment.
3.	We can transact within a wider range of geographies, property types, borrower profiles, and loan amounts than our competitors, meaning we don’t have to alienate cohorts of borrowers, allowing us to monetize more of what comes through out planform.

We believe our structural cost advantage isn’t just over incumbents but tech competitors as well. Most competitors charge borrowers a fixed 1% fee and then rely on an army of high-commission commercial mortgage brokers to find business and earn big commissions. Those brokers are inherently incentivized to do two things: (1) very big loans and; (2) close quickly. Those misalignments leave an entire market of loans under $10M (and even more fractured, loans under $2M), totally alienated. It also means that a traditional broker’s incentives (to no fault of her own) is to seek the fastest path to a closing, and they may push inferior deals just to get something done. We can transact without a broker at all because borrowers find us through network of education-centric sites. Between that and the powerful marketplace, we operate at software margins, not commercial mortgage banker margins; and we don’t have to maintain a balance sheet or share risk as we scale.

Network Effect

We think this can’t be emphasized enough. We benefit from network effects in a traditional two-sided marketplace. Every borrower that joins the platform makes it more attractive for the lenders, so more lenders join, which makes it more attractive to borrowers. This is a truly virtuous cycle as competitive and aligned lenders gain access to new borrowers and loans they never would have had the opportunity to bid for before; and borrowers gain access to more options and variations of options in an industry that doesn’t have the benefits of homogeneous features of traditional residential home loans.

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Data & AI

As borrowers and lenders join our platform and engage, we are accumulating a first-party data set and interpretations that give us what we believe is a competitive advantage that we can use to optimize conversions, matching algorithms, borrower experiences, and more. We believe in the future, we will be able to leverage AI to provide predictive data on market trends; valuations, enhanced underwriting, and more.

Intellectual Property

We protect our intellectual property through a combination of patents, trademarks, domain names, copyrights and trade secrets, as well as through contractual provisions. As of May [●], 2022, we had 1 patent application in the United States related to our systems for simultaneous content updates to multiple websites and web-enables forms. The U.S. provisional patent application serial number is 63,223,843, filed on July 20, 2021. We may file additional patent applications or pursue additional patent protection in the future to the extent we believe it will be beneficial.

We have trademark rights in our name, our logo and other brand indicia, and have trademark registrations for select marks in the United States. On September 14, 2021, we received a trademark registration of its trademark or brand name “Janover Ventures.” We will pursue additional trademark registrations to the extent we believe it will be beneficial. We also have registered domain names for websites that we use in our business. We may be subject to third party claims from time to time with respect to our intellectual property.

Additionally, we rely upon unpatented trade secrets and confidential know-how and continuing technological innovation to develop and maintain our competitive position. We also enter into confidentiality and intellectual property rights agreements with our employees, consultants, contractors and business partners. Under such agreements, our employees, consultants and contractors are subject to invention assignment provisions designed to protect our proprietary information and ensure our ownership in intellectual property developed pursuant to such agreements.

For additional information about our intellectual property and associated risks, see the section titled “Risk Factors—Risks Related To Our Intellectual Property And Platform Development.”

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Seasonality

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Litigation

There are no material proceedings to which any director or officer, or any associate of any such director or officer, is a party that is adverse to our Company or any of our subsidiaries or has a material interest adverse to our Company or any of our subsidiaries. No director or executive officer has been a director or executive officer of any business which has filed a bankruptcy petition or had a bankruptcy petition filed against it during the past ten years. No current director or executive officer has been convicted of a criminal offense or is the subject of a pending criminal proceeding during the past ten years. No current director or executive officer has been the subject of any order, judgment or decree of any court permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities or banking activities during the past ten years. No current director or officer has been found by a court to have violated a federal or state securities or commodities law during the past ten years.

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Litigation is subject to inherent uncertainties, and an adverse result in these or other matters may arise from time to time that may harm our business.

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Employees

As of May [●], 2022, we had 13 employees. We also work with a number of contractors, both regularly and from time to time, for, but not limited to, positions involving user-experience design, security controls, administration, testing, advisory, engineering, administrative work and marketing.

We believe that one of our biggest advantages that deserves recognition is our culture. We have cultivated a group of high performing culturally and cognitively diverse humans from all over the globe who work together aiming at a common cause that we are all excited about. We are very proud to have been recognized by Inc Magazine as Inc Best Workplaces of 2021 in two categories. We think, as Jim Collins says, having “the right people, in the right seats,” gives us an edge over our competitors.

Property

We do not own any real property. We have an office lease for our office space at 6401 Congress Ave Ste 250, Boca Raton, Florida, United States. We lease the property from Catexor Limited Partnership-I, for approximately $6,876.77. The lease is set to expire on March 31, 2025, unless terminated earlier or extended further.

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MANAGEMENT

Directors and Executive Officers

The following sets forth information executive officers, directors, and director nominees as of May [●], 2022.

Name	Age	Position
Blake Janover	[●]	Chairman, Chief Executive Officer and President
[●]	[●]	Chief Financial Officer
Andrew Greiner	[●]	Chief Technology Officer
Marcelo Lemos	[●]	Director Nominee(1)
William Caragol	[●]	Director Nominee (1)
Samuel Haskell	[●]	Director Nominee (1)
[●]	[●]	Director Nominee (1)

(1)	Appointed to our board of directors effective automatically upon the effectiveness of the registration statement of which this prospectus forms a part.
(2)	Member of the audit committee.
(3)	Member of the compensation committee.
(4)
(5)	Member of the nominating and corporate governance committee.

Executive Officers and Directors

Blake Janover is the Founder & CEO of Janover Inc. Mr. Janover is responsible for overseeing Janover Inc. and for directing the company’s strategy and execution.

The Company was founded by our current Chief Executive Officer (CEO) Blake Janover, who also serves as our sole director, treasurer, president, and secretary. Blake Janover, currently serving as the CEO of Janover, is responsible for overseeing Janover and is responsible for directing the Company’s strategy and execution.

Serving as a CEO of the Company since April 1, 2019, Mr. Janover is an entrepreneur with a history of running multiple businesses relating to multifamily and commercial property finance, business financing, real estate, technology, consulting, and management & marketing services. Having overseen underwriting, origination, and advisory on billions of dollar’s worth of commercial, multifamily, and residential real estate loans, Blake Janover is uniquely suited to operate Janover. His first business was a mortgage brokerage that later became a correspondent lender, then a direct lender operating in the residential and commercial real estate space in the last cycle. He currently has more than 15 years of experience as an entrepreneur.

Prior to forming the Company, Mr. Janover spent the last five years as consulting on various projects in industries such as multifamily and commercial real estate finance projects as well as a partner in a 130+ unit Class-A apartment development in Miami. Mr. Janover currently has more than 15 years of experience as an entrepreneur.

Mr. Janover is an Official Member of the Forbes Real Estate Council, an On Deck Proptech and Scale Fellow, participated in Harvard Business School’s inaugural executive program Leveraging Fintech to Grow and Compete, he is currently enrolled in Harvard Business School’s Owner/President Management Program (OPM) 60 cohort (expecting to achieve alumni status in November 2023), and he an Entrepreneur in Residence at Florida Atlantic University. Mr. Janover has employed hundreds of people globally and brings all his expertise as the leader of Janover Inc.

Andrew Greiner was appointed our Chief Technology Officer in December, 2021 to lead our technology efforts as we continue to scale. He is a highly regarded senior technology leader with more than two decades of experience designing and building enterprise architecture solutions, particularly in FinTech. Over his career, Andrew had the opportunity to lead within almost all areas related to the construction of enterprise systems including Software Engineering; Build/Release; Quality Assurance; Product and Project Management (PMO); and IT & Network Infrastructure. He has led 4 successful IaaS, PaaS, and SaaS cloud migration efforts across the airline, MarTech and FinTech sectors. Aside from his career highlights, Andrew is an established technology evangelist on the design and construction of enterprise streaming systems (event-driven) in multi-cloud environments.

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Prior to joining us, Mr. Greiner was the Vice President of Enterprise Architecture, a position he held since April, 2020. Between April 2019 and March, 2020, Mr. Greiner was the Vice President of Information and Technology & Cloud Services. Between February 2015 and April 2019, Mr. Greiner was the Director of Software Engineering / Architecture.

Mr. Greiner holds a Master of Science in Software Engineering from the University of Liverpool obtained between April 2011 and April 2014. Mr. Greiner attended high school in United Kingdom between 1990 and 1993.

Director Nominees

Sam Haskell is a director nominee. Managing Member of Colarion LLC, an investment advisory and fund manager focused on the financial sector based in Birmingham, Alabama. He is also Chief Investment officer of JHH wealth, an SEC-registered investment advisory in Charlotte, North Carolina. Sam began following the financial sector within the Morgan Stanley’s equity research group in 2001. He helped found the Financial Institutions Capital Markets Group at Sterne Agee, a regional broker, focusing on community bank equities, from 2002 - 2014. In addition to Colarion, he is a board member at $500 million-asset CommerceOne Bank of Birmingham, AL. He has an established due diligence network within the banking and fintech community nationwide. Sam is a CFA charter holder and graduate of Princeton University.

The Company believes Mr. Haskell is an excellent candidate for an independent director because of his years of experience around the public and private financial services sector; particularly among small and community banks. We believe this background will help us continue better understand and serve this critical component of our marketplace.

Marcelo Lemos is a director nominee and has an extensive background in information technology, manufacturing, and engineering. Mr. Lemos has held positions such as senior executive, and member of board of directors in a broad range of companies, from Fortune Global 2000 entities to smaller technology startups. Marcelo’s early career started in the field of solid propellant rocket engines, and eventually, he became Managing Director and board member of Dassault Systemes Americas, leading a team of over 1,000 engineers. Currently, Marcelo holds the titles of Group Chairman at Vistage Florida & President at Innovar Consulting Corp. Mr. Lemos holds a Bachelor of Science in Aeronautical Engineering, a Master of Business Administration, and has successfully completed UCLA’s Anderson School of Management Executive Advanced Management Program on International Business.

We believe Mr. Lemos to be an excellent candidate because of his extensive experience in building and scaling engineering teams across the Americas. Mr. Lemos’ experience in interfacing with government agencies and operating large technology teams will be invaluable to the Company as we continue to execute on our technology road-map.

William Caragol is a director nominee. Mr. Caragol is the Chief Financial Officer of Mainz Biomed, N.V. (NASDAQ: MYNZ), since July of 2021. From 2018 to the present, Mr. Caragol has also been Managing Director of Quidem LLC, a corporate advisory firm. Since 2015, Mr. Caragol has been Chairman of the Board of Thermomedics, Inc., a medical diagnostic equipment company. Mr. Caragol, since February 2021, is also on the Board of Directors and is Chairman of the Audit Committee of Greenbox POS (NASDAQ: GBOX) and from 2012 to 2018, Mr. Caragol was Chairman and CEO of PositiveID, a holding company that was publicly traded that had a portfolio of products in the fields of bio detection systems, molecular diagnostics, and diabetes management products. Mr. Caragol earned a B.S. in business administration and accounting from Washington & Lee University and is a member of the American Institute of Certified Public Accountants.

The Board believes that Mr. Caragol’s vast experience as a member of severally publicly traded companies’ board of directors, his education, and professional credentials qualify him to serve as a member of the Company’s Board Directors, and as a member of the Board’s committees.

Family Relationships

There are no family relationships among any of our officers or directors.

Involvement in Certain Legal Proceedings

To the best of our knowledge, except as described below, none of our directors or executive officers has, during the past ten years:

•	been convicted in a criminal proceeding or been subject to a pending criminal proceeding (excluding traffic violations and other minor offences);

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•	had any bankruptcy petition filed by or against the business or property of the person, or of any partnership, corporation or business association of which he was a general partner or executive officer, either at the time of the bankruptcy filing or within two years prior to that time;

•	been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction or federal or state authority, permanently or temporarily enjoining, barring, suspending or otherwise limiting, his involvement in any type of business, securities, futures, commodities, investment, banking, savings and loan, or insurance activities, or to be associated with persons engaged in any such activity;

•	been found by a court of competent jurisdiction in a civil action or by the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated;

•	been the subject of, or a party to, any federal or state judicial or administrative order, judgment, decree, or finding, not subsequently reversed, suspended or vacated (not including any settlement of a civil proceeding among private litigants), relating to an alleged violation of any federal or state securities or commodities law or regulation, any law or regulation respecting financial institutions or insurance companies including, but not limited to, a temporary or permanent injunction, order of disgorgement or restitution, civil money penalty or temporary or permanent cease-and-desist order, or removal or prohibition order, or any law or regulation prohibiting mail or wire fraud or fraud in connection with any business entity; or

•	been the subject of, or a party to, any sanction or order, not subsequently reversed, suspended or vacated, of any self-regulatory organization (as defined in Section 3(a)(26) of the Exchange Act (15 U.S.C. 78c(a)(26))), any registered entity (as defined in Section 1(a)(29) of the Commodity Exchange Act (7 U.S.C. 1(a)(29))), or any equivalent exchange, association, entity or organization that has disciplinary authority over its members or persons associated with a member.

Corporate Governance

Governance Structure

Currently, our Chief Executive Officer is also our Chairman. Our board believes that, at this time, having a combined Chief Executive Officer and Chairman is the appropriate leadership structure for our company. In making this determination, the board considered, among other matters, Mr. Janover’s experience and tenure of having founded our company in 2018, and believed that Mr. Janover is highly qualified to act as both Chairman and Chief Executive Officer due to his experience, knowledge, and personality. Among the benefits of a combined Chief Executive Officer/Chairman considered by the board is that such structure promotes clearer leadership and direction for our company and allows for a single, focused chain of command to execute our strategic initiatives and business plans.

The Board’s Role in Risk Oversight

The board of directors oversees that the assets of our company are properly safeguarded, that the appropriate financial and other controls are maintained, and that our business is conducted wisely and in compliance with applicable laws and regulations and proper governance. Included in these responsibilities is the board’s oversight of the various risks facing our company. In this regard, our board seeks to understand and oversee critical business risks. Our board does not view risk in isolation. Risks are considered in virtually every business decision and as part of our business strategy. Our board recognizes that it is neither possible nor prudent to eliminate all risk. Indeed, purposeful and appropriate risk-taking is essential for our company to be competitive on a global basis and to achieve its objectives.

While the board oversees risk management, company management is charged with managing risk. Management communicates routinely with the board and individual directors on the significant risks identified and how they are being managed. Directors are free to, and indeed often do, communicate directly with senior management.

Our board administers its risk oversight function as a whole by making risk oversight a matter of collective consideration. Once the board establishes committees, it is anticipated that much of the work will be delegated to such committees, which will meet regularly and report back to the full board. It is anticipated that the audit committee will oversee risks related to our financial statements, the financial reporting process, accounting and legal matters, that the compensation committee will evaluate the risks and rewards associated with our compensation philosophy and programs, and that the nominating and corporate governance committee will evaluate risk associated with management decisions and strategic direction.

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Independent Directors

Under the listing requirements and rules of the Nasdaq, independent directors must comprise a majority of our board of directors as a listed company within one year of the closing of this offering.

Our board of directors has undertaken a review of its composition, the composition of its committees and the independence of each director and director nominee. Based upon information requested from and provided by each director and director nominee concerning his or her background, employment and affiliations, including family relationships, our board of directors has determined that each of [●], [●] and [●] do not have any relationships that would interfere with the exercise of independent judgment in carrying out the responsibilities of a director and that each of these director nominees is “independent” as that term is defined under the applicable rules and regulations of the Securities and Exchange Commission, or SEC, and the listing requirements and rules of Nasdaq. In making this determination, our board of directors considered the current and prior relationships that each non-employee director nominee has with our company and all other facts and circumstances our board of directors deemed relevant in determining their independence, including the beneficial ownership of our capital stock by each non-employee director nominee.

Committees of the Board of Directors

Prior to listing our common stock on the Nasdaq Capital Market, our board intends to establish an audit committee, a compensation and nominating and corporate governance committee, each with its own charter to be approved by the board. Upon completion of this offering, we intend to make each committee’s charter available on our website at https://www.janover.ventures/.

Until such committees are established, our entire board of directors will undertake the functions that would otherwise be undertaken by the committees. In addition, our board of directors may, from time to time, designate one or more additional committees, which shall have the duties and powers granted to it by our board of directors.

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Audit Committee

We expect that [●], [●] and [●], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and under the Nasdaq listing standards, will serve on our audit committee, with Mr. [●] serving as the chairman. We expect that Messer. [●] will qualify as “audit committee financial experts.” The audit committee will oversee our accounting and financial reporting processes and the audits of the financial statements of our Company. The primary purpose of the audit committee is to discharge the responsibilities of our board of directors with respect to our corporate accounting and financial reporting processes, systems of internal control and financial statement audits, and to oversee our independent registered public accounting firm. Specific responsibilities of our audit committee include:

•	helping our board of directors oversee our corporate accounting and financial reporting processes;
•	reviewing and discussing with our management the adequacy and effectiveness of our disclosure controls and procedures;
•	assisting with design and implementation of our risk assessment functions;
•	managing the selection, engagement, qualifications, independence and performance of a qualified firm to serve as the independent registered public accounting firm to audit our financial statements;
•	discussing the scope and results of the audit with the independent registered public accounting firm, and reviewing, with management and the independent accountants, our interim and year-end operating results;
•	developing procedures for employees to submit concerns anonymously about questionable accounting or audit matters;
•	reviewing related person transactions;
•	obtaining and reviewing a report by the independent registered public accounting firm at least annually that describes our internal quality control procedures, any material issues with such procedures and any steps taken to deal with such issues when required by applicable law; and
•	approving or, as permitted, pre-approving, audit and permissible non-audit services to be performed by the independent registered public accounting firm.

Our audit committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the Nasdaq.

Compensation Committee

We expect that [●], [●] and [●], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and under the Nasdaq listing standards, will serve on our compensation committee, with Mr. [●] serving as the chairman. The members of the compensation committee will also be “non-employee directors” within the meaning of Section 16 of the Exchange Act. The compensation committee will assist the board in reviewing and approving the compensation structure, including all forms of compensation, relating to our directors and executive officers.

The primary purpose of our compensation committee is to discharge the responsibilities of our board of directors in overseeing our compensation policies, plans and programs and to review and determine the compensation to be paid to our executive officers, directors and other senior management, as appropriate. Specific responsibilities of our compensation committee include:

•	reviewing and recommending to our board of directors the compensation of our chief executive officer and other executive officers;
•	reviewing and recommending to our board of directors the compensation of our directors;
•	administering our equity incentive plans and other benefit programs;
•	reviewing, adopting, amending and terminating incentive compensation and equity plans, severance agreements, profit sharing plans, bonus plans, change-of-control protections and any other compensatory arrangements for our executive officers and other senior management;
•	reviewing and establishing general policies relating to compensation and benefits of our employees, including our overall compensation philosophy; and
•	reviewing and evaluating with the chief executive officer the succession plans for our executive officers.

Our compensation committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the Nasdaq.

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Nominating and Corporate Governance Committee

We expect that [●], [●] and [●], each of whom will satisfy the “independence” requirements of Rule 10A-3 under the Exchange Act and under the Nasdaq listing standards, will serve on our nominating and corporate governance committee, with Mr. [●] serving as the chairman. The nominating and corporate governance committee will assist the board of directors in selecting individuals qualified to become our directors and in determining the composition of the board and its committees.

Specific responsibilities of our nominating and corporate governance committee include:

•	identifying and evaluating candidates, including the nomination of incumbent directors for reelection and nominees recommended by stockholders, to serve on our board of directors;
•	considering and making recommendations to our board of directors regarding the composition and chairmanship of the committees of our board of directors;
•	reviewing with our chief executive officer the plans for succession to the offices of our executive officers and make recommendations to our board of directors with respect to the selection of appropriate individuals to succeed to these positions;
•	developing and making recommendations to our board of directors regarding corporate governance guidelines and matters; and
•	overseeing periodic evaluations of the board of directors’ performance, including committees of the board of directors.

Our nominating and corporate governance committee will operate under a written charter, to be effective upon the closing of this offering, that satisfies the applicable listing standards of the Nasdaq.

Code of Ethics

We have adopted a code of ethics that applies to all of our directors, officers and employees, including our principal executive officer, principal financial officer and principal accounting officer. This code of ethics addresses, among other things, honesty and ethical conduct, conflicts of interest, compliance with laws, regulations and policies, including disclosure requirements under the federal securities laws, and reporting of violations of the code.

We are required to disclose any amendment to, or waiver from, a provision of our code of ethics applicable to our principal executive officer, principal financial officer, principal accounting officer, controller, or persons performing similar functions. We intend to use our website as a method of disseminating this disclosure, as permitted by applicable SEC rules. Any such disclosure will be posted to our website within four (4) business days following the date of any such amendment to, or waiver from, a provision of our code of ethics.

Director Compensation

In fiscal 2021, we did not provide compensation to our directors for their service. We do not have any compensation arrangements or agreements with any of our directors.

Limitation of Liability and Indemnification

Our amended and restated certificate of incorporation, which will be filed and effective immediately following the closing of this offering, and our amended and restated bylaws, which will be adopted and effective immediately prior to the closing of this offering, limits our directors’ liability, and may indemnify our directors and officers to the fullest extent permitted under

Delaware General Corporation Law, or DGCL. The DGCL provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except for liability for any:

•	transaction from which the director derives an improper personal benefit;
•	act or omission not in good faith or that involves intentional misconduct or a knowing violation of law;
•	unlawful payment of dividends or redemption of shares; or
•	breach of a director’s duty of loyalty to the corporation or its stockholders.

These limitations of liability do not apply to liabilities arising under federal securities laws and do not affect the availability of equitable remedies such as injunctive relief or recession.

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The DGCL and our amended and restated bylaws provide that we will, in certain situations, indemnify our directors and officers and may indemnify other employees and other agents, to the fullest extent permitted by law. Any indemnified person is also entitled, subject to certain limitations, to advancement, direct payment or reimbursement of reasonable expenses (including attorneys’ fees and disbursements) in advance of the final disposition of the proceeding.

In addition, we have entered, and intend to continue to enter, into separate indemnification agreements with some of our directors and officers. These indemnification agreements, among other things, require us to indemnify our directors and officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or officer in any action or proceeding arising out of their services as a director or officer, or any other company or enterprise to which the person provides services at our request.

We maintain a directors’ and officers’ insurance policy pursuant to which our directors and officers are insured against liability for actions taken in their capacities as directors and officers. We believe that these provisions in our amended and restated certificate of incorporation and amended and restated bylaws and these indemnification agreements are necessary to attract and retain qualified persons as directors and officers.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or control persons, in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

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EXECUTIVE COMPENSATION

Summary Compensation Table - Years Ended December 31, 2021 and 2020

The following table sets forth information concerning all cash and non-cash compensation awarded to, earned by or paid to the named persons for services rendered in all capacities during the noted periods. No other executive officers received total annual salary and bonus compensation in excess of $100,000.

Name and Principal Position	Year	Salary ($)	Option Awards ($)	All Other Compensation ($)	Total ($)
Blake Janover,	2021	[●]	[●]	[●]	[●]
Chief Executive Officer(1) (Principal Executive Officer)	2020	[●]	[●]	[●]	[●]

(1)	Blake Janover, our Chief Executive Officer and Chairman of our Board.
(2)	[●]
(3)	[●]
(4)	[●]

Executive Compensation Arrangements

Below is a more detailed summary of the elements of our current executive compensation program as it relates to our named executive officers.

Employment Agreements [CMF External Note: Agreements/Offer Letters to be confirmed and executed. Section to be updated.]

We have not entered into employment agreements with Mr. Janover or Mr. [●].

On [●], 2022, we entered into an employment agreement with [●].

Base Salaries

Each of Mr. Janover and Mr. [●] are paid an annual base salary of $[●],000, subject to the annual review and approval of our board of directors.

Equity Compensation

Our executive officers are granted options to purchase shares of our common stock from time to time as approved by our board of directors. During fiscal 2021, Mr. [●] and Mr. [●] did not receive any equity compensation. Mr. [●], and Mr. [●] received options to purchase up to [●] shares of our common stock at an exercise price of $[●] per share, vesting immediately and exercisable for a period of five years from the date of the grant, which was [●], 202[●].

Employee Benefits and Perquisites

Each of Mr. [●] and Mr. [●] are provided [●], [●], [●]. They are each also entitled to reimbursement for all expenses reasonably incurred in connection with the performance of their duties as executive officers of the Company.

Retirement Plans

We do not offer retirement plans to our executive officers.

Equity-Based Incentive Awards

Our equity-based incentive awards are designed to align our interests and those of our stockholders with those of our employees and consultants, including our executive officers. Our board of directors or an authorized committee thereof is responsible for approving equity grants.

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Prior to this offering, we granted stock options to [●] our named executive officers pursuant to our 2021 Plan, the terms of which are described below under “—Employee Benefit Plans—2021 Equity Incentive Plan.” All of the stock options granted to our named executive officers under the 2021 Plan will permit “[●],”. Following the completion of this offering, we may grant additional equity awards to our executive officers pursuant to our 2021 Plan, the terms of which are described below under “—Employee Benefit Plans—2021 Equity Incentive Plan.”

Outstanding Equity Awards at Fiscal Year-End

The following table provides information concerning options to purchase shares of our common stock held by the named executive officers on December 31, 2021:

Option Awards
(a) Name	(b) Number of Securities Underlying Unexercised Options Exercisable	(c) Number of Securities Underlying Unexercised Options Unexercisable	(d) Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#)	(e) Option exercise price ($)	(f) Option expiration date
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
[●]		-	-
		-	-

Emerging Growth Company Status

We are an emerging growth company, as defined in Section 2(a) of the Securities Act. As an emerging growth company, we will be exempt from certain requirements related to executive compensation, including, but not limited to, the requirements to hold a nonbinding advisory vote on executive compensation and to provide information relating to the ratio of total compensation of our Chief Executive Officer to the median of the annual total compensation of all of our employees, each as required by the Investor Protection and Securities Reform Act of 2010, which is part of the Dodd-Frank Wall Street Reform and Consumer Protection Act.

Employment, Severance, and Change in Control Agreements

Employment Agreements

Below are descriptions of our employment offer letters with our named executive officers. The employment of each of our named executive officers is at will.

[CMF External Note: To be updated when executed.]

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Director Compensation

In fiscal 2021, we did not provide compensation to our directors for their service. We do not have any compensation arrangements or agreements with any of our directors.

Equity Benefit Plans

The principal features of our equity plans are summarized below. These summaries are qualified in their entirety by reference to the actual text of the plans, which are filed as exhibits to the registration statement of which this prospectus is a part.

Equity Incentive Plan 2021

In November 2021, the Board of Directors adopted the Company’s 2021 Equity Incentive Plan (the “2021 Plan”), effective as of November 1, 2021. The 2021 Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) non-statutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The 2021 Plan is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any affiliate and provide a means by which the eligible recipients may benefit from increases in value of our common stock. The Board will administer the 2021 Plan until the Compensation Committee is established. The Board reserved 4,500,000 shares of common stock issuable upon the grant of awards.

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CURRENT RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

The following includes a summary of transactions since the beginning of our 2019 fiscal year, or any currently proposed transaction, in which we were or are to be a participant and the amount involved exceeded or exceeds the lesser of $120,000 or one percent of the average of our total assets at year-end for the last two completed fiscal years, and in which any related person had or will have a direct or indirect material interest (other than compensation described under “Executive Compensation” above). We believe the terms obtained or consideration that we paid or received, as applicable, in connection with the transactions described below were comparable to terms available or the amounts that would be paid or received, as applicable, in arm’s-length transactions.

Transactions with Our Founder

The Company has conducted the following transactions with related persons:

•	The Company pays the fees for Mr. Janover's executive education program, which will be approximately $45,500 in 2022.

•	The Company is currently paying Blake Elliot Inc. fees of approximately $250,000 per year. Blake Elliot Inc. is owned and controlled by Blake Janover, our Chief Executive Officer, President and Chairman of the Board. Blake Elliot Inc. was paid $185,766 during 2021 and [●].

Transactions with Significant Shareholder

[CMF External Note: To be updated further.]

Other Transactions

[CMF External Note: To be updated further.]

Indemnification Agreements

Our amended and restated certificate of incorporation contain provisions limiting the liability of directors, and our amended and restated bylaws indemnify each of our directors and officers to the fullest extent permitted under Delaware law. Our amended and restated certificate of incorporation and amended and restated bylaws also provide our board of directors with discretion to indemnify our employees and other agents when determined appropriate by the board.

In addition, we have entered into an indemnification agreement with each of Blake Janover, [●], [●], and [●], which requires us to indemnify them. For more information regarding these agreements.

Policies and Procedures for Transactions with Related Persons

Our board of directors adopted a related person transaction policy setting forth the policies and procedures for the identification, review and approval or ratification of related person transactions. This policy covers, with certain exceptions set forth in Item 404 of Regulation S-K under the Securities Act, any transaction, arrangement or relationship, or any series of similar transactions, arrangements or relationships, in which we and a related person were or will be participants and the amount involved exceeds $120,000 or 1% of the average of our total assets as of the end of our last two completed fiscal years, including purchases of goods or services by or from the related person or entities in which the related person has a material interest, indebtedness and guarantees of indebtedness. In reviewing and approving any such transactions, our audit committee will consider all relevant facts and circumstances as appropriate, such as the purpose of the transaction, the availability of other sources of comparable products or services, whether the transaction is on terms comparable to those that could be obtained in an arm’s length transaction, management’s recommendation with respect to the proposed related person transaction and the extent of the related person’s interest in the transaction.

All of the transactions described in this section were entered into prior to the adoption of this policy.

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PRINCIPAL SHAREHOLDERS

The following table sets forth certain information with respect to the beneficial ownership of our common stock as of May [●], 2022 for (i) each of our named executive officers and directors; (ii) all of our named executive officers and directors as a group; and (iii) each other shareholder known by us to be the beneficial owner of more than 5% of our outstanding common stock. The following table assumes that the underwriters have not exercised the over-allotment option.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities. For purposes of this table, a person or group of persons is deemed to have “beneficial ownership” of any shares that such person or any member of such group has the right to acquire within sixty (60) days. For purposes of computing the percentage of outstanding shares of our common stock held by each person or group of persons named above, any shares that such person or persons has the right to acquire within sixty (60) days of May [●], 2022 are deemed to be outstanding for such person, but not deemed to be outstanding for the purpose of computing the percentage ownership of any other person. The inclusion herein of any shares listed as beneficially owned does not constitute an admission of beneficial ownership by any person. The share ownership numbers after the offering for the beneficial owners indicated below exclude any potential purchases that may be made by such persons in this offering.

Unless otherwise indicated, the address of each beneficial owner listed in the table below is c/o our company, 6401 Congress Ave Ste 250, Boca Raton, Florida 33487, United States.

	Common Stocks Beneficially Owned Prior to this Offering(1)		Common Stocks Beneficially Owned After this Offering(2)
Name of Beneficial Owner	Shares	%	Shares	%
Blake Janover, Chairman and Chief Executive Officer	40,263,158	86.5%	[●]	[●]
[●], Chief Financial Officer	—	—	—	—
[●], Chief Technology Officer	—	—	—	—
[●], Director	—	—	—	—
[●], Director Nominee	—	—	—	—
[●], Director Nominee	—	—	—	—
[●], Director Nominee	—	—	—	—
[●], Director Nominee	—	—	—	—
All executive officers and directors ([●] persons)	[●]	[●]	[●]	[●]

Blake Elliot, Inc. (3)	473,684	1.0%	[●]	[●]
Janover 2020 Family Trust (4)	2,131,579	4.6%	[●]	[●]
Janover 2020 Descendants Trust (5)	2,131,579	4.6%	[●]	[●]
[●] (6)	[●]	[●]	[●]	[●]

(1)	Based on _____________ shares of common stock outstanding as of May [•], 2022;
(2)	Based on ____________ shares of common stock to be outstanding upon the consummation of this offering and assuming the Over-Allotment Option is not exercised.
(3)	We do not currently have any arrangements which if consummated may result in a change of control of our company. Each share of our Series A Preferred Stock is equivalent to 10,000 voting common stock and can be utilized to block or approve potential acquisitions and transactions.

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DESCRIPTION OF SECURITIES

The description below of our capital stock and provisions of our amended and restated certificate of incorporation and amended and restated bylaws are summaries and are qualified by reference to the amended and restated certificate of incorporation that will be filed and effective immediately following the closing of this offering and the amended and restated bylaws that will be adopted and effective immediately prior to the closing of this offering, which are filed as exhibits to the registration statement of which this prospectus is part. You should read the provisions of our certificate of incorporation, certificate of designations and our bylaws as currently in effect for provisions that may be important to you.

General

Effective January 3, 2022, the Company amended and restated its articles of incorporation with the Delaware Secretary of State such that the Company is authorized to issue 100,000,000 shares of common stock, $0.00001 par value, and 10,000,000 shares of “blank check” Preferred Stock, $0.00001 per share. Further, on January 3, 2022, the Company designated 100,000 shares of our blank check” Preferred Stock as Series A Preferred Stock. The terms of the Series A Preferred Stocks are governed by a share designation, dated January 3, 2022, as amended.

Prior to the Re-capitalization the Company was authorized to issue 65,000,000 shares of Class A common stock and 45,000,000 shares of Class B common stock and no preferred stock. The Class A and Class B common stock was identical except that the Class A common stock had no right on any matters.

This description is intended as a summary and is qualified in its entirety by reference to our amended and restated articles of incorporation and amended and restated bylaws, which are filed, or incorporated by reference, as exhibits to the registration statement of which this prospectus forms a part.

Common Stock

Holders of our common stock are entitled to one vote for each share held of record on all matters submitted to a vote of the stockholders, and do not have cumulative voting rights. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by our Board of Directors out of funds legally available for dividend payments. All outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock to be issued upon completion of this offering will be fully paid and nonassessable. The holders of common stock have no preferences or rights of cumulative voting, conversion, or pre-emptive or other subscription rights. There are no redemption or sinking fund provisions applicable to our common stock. In the event of any liquidation, dissolution or winding up of our affairs, holders of common stock will be entitled to share ratably in any of our assets remaining after payment or provision for payment of all of our debts and obligations and after liquidation payments to holders of outstanding shares of preferred stock, if any. As of [●], 2022, we had 46,532,049 shares of common stock outstanding.

Preferred Stock

We are authorized to issue up to 10,000,000 shares of Preferred Stock. Our Board of Directors has the authority, without further stockholder authorization, to issue from time to time shares preferred stock in one or more series and to fix the terms, limitations, relative rights and preferences and variations of each series. Although we have no present plans to issue additional shares of preferred stock, the issuance of shares of preferred stock, or the issuance of rights to purchase such shares, could decrease the amount of earnings and assets available for distribution to the holders of common stock, could adversely affect the rights and powers, including voting rights, of our common stock, and could have the effect of delaying, deterring or preventing a change of control of us or an unsolicited acquisition proposal.

Series A Preferred Stock

We are authorized to issue 100,000 shares of Series A Preferred Stock, par value $0.00001 per share.

Each share of Series A Preferred Stock is entitled to 10,000 of the total power of the Company regardless of the number of shares of Series A Preferred Stock that are outstanding. The holders of shares of Preferred Stock are entitled to vote on all matters on which our common stock shall be entitled to vote.

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The holders of the Series A Preferred Stock are not entitled to dividends. Upon event of liquidation, dissolution or winding up of the Company, voluntary or involuntary, the holders of our Series A Preferred Stock would be entitled to receive the initial stated value of our preferred stock.

As of the date of this prospectus, there were 10,000 shares of Series A Preferred Stock outstanding, all of which was owned by Blake Janover, our CEO and Chairman.

Delaware Anti-Takeover Statutes

We are subject to Section 203 of the Delaware General Corporation Law. Subject to certain exceptions, Section 203 prevents a publicly held Delaware corporation from engaging in a "business combination" with any "interested stockholder" for three years following the date that the person became an interested stockholder, unless the interested stockholder attained such status with the approval of our Board or unless the business combination is approved in a prescribed manner. A "business combination" includes, among other things, a merger or consolidation involving us and the "interested stockholder" and the sale of more than 10% of our assets. In general, an "interested stockholder" is any entity or person beneficially owning 15% or more of our outstanding voting stock and any entity or person affiliated with or controlling or controlled by such entity or person.

Authorized but Unissued Shares

The authorized but unissued shares of our common stock are available for future issuance without stockholder approval, subject to any limitations imposed by the listing standards of any exchange on which our shares are listed. These additional shares may be used for a variety of corporate finance transactions, acquisitions and employee benefit plans. The existence of authorized but unissued and unreserved common stock could make more difficult or discourage an attempt to obtain control of us by means of a proxy contest, tender offer, merger or otherwise.

Election of Director by Plurality of Shares; Vacancies

Our Amended and Restated By-laws provide that directors will be elected by a plurality of votes cast by the shares present in person or by proxy at a meeting of the stockholders and entitled to vote thereon, a quorum being present at such meeting. There is no cumulative voting, meanings that Directors may be elected with a vote of holders of less than a majority of the outstanding common stock.

Our Amended and Restated By-laws also provide that vacancies occurring on our Board may be filled by the affirmative votes of a majority of the remaining members of our Board or by the sole remaining director, and not by our stockholders. Such provisions in our corporate organizational documents and under Delaware law may prevent or frustrate attempts by our stockholders to change our management or hinder efforts to acquire a controlling interest in us. The inability to make changes to our Board could prevent or discourage an attempt to take control of the Company by means of a proxy contest, tender offer, merger or otherwise.

Special Meeting of Stockholders; Advance Notice Requirements for Stockholder Proposals and Director Nominations; Stockholder Action

Our Amended and Restated By-laws provide that, except as otherwise required by law, special meetings of the stockholders can only be called by our Board. Stockholders at a special meeting may only consider matters set forth in the notice of the meeting. These provisions could have the effect of delaying until the next stockholder meeting stockholder actions that are favored by the holders of a majority of our outstanding voting securities.

Amendments

Our Amended and Restated By-laws may be amended or repealed by a majority vote of our Board or the affirmative vote of the holders of at least a majority of the votes that all our stockholders would be entitled to cast in any election of Directors.

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Transfer Agent and Registrar

The transfer agent and registrar for our common stock is Colonial Stock Transfer Company, Inc. The address for Colonial Stock Transfer Company, Inc. is 66 Exchange Place, Suite 100, Salt Lake City, Utah 84111, and the telephone number is (801) 355-5740.

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SHARES ELIGIBLE FOR FUTURE SALE

Future sales of substantial amounts of our common stock, including stocks issued upon the exercise of outstanding options and warrants, in the public market after this offering, or the possibility of these sales occurring, could cause the prevailing market price for our common stock to fall or impair our ability to raise equity capital in the future.

Immediately following the closing of this offering, we will have [●] common stock issued and outstanding. In the event the underwriters exercise the over-allotment option in full, we will have [●] common stock issued and outstanding. The common stock sold in this offering will be freely tradable without restriction or further registration or qualification under the Securities Act.

Previously issued shares that were not offered and sold in this offering, as well as stocks issuable upon the exercise of previously issued warrants and subject to employee stock options, are or will be upon issuance, “restricted securities,” as that term is defined in Rule 144 under the Securities Act. These restricted securities are eligible for public sale only if such public resale is registered under the Securities Act or if the resale qualifies for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below.

Rule 144

In general, a person who has beneficially owned restricted stocks for at least twelve months, or at least six months in the event we have been a reporting company under the Exchange Act for at least ninety (90) days before the sale, would be entitled to sell such securities, provided that such person is not deemed to be an affiliate of ours at the time of sale or to have been an affiliate of ours at any time during the ninety (90) days preceding the sale. A person who is an affiliate of ours at such time would be subject to additional restrictions, by which such person would be entitled to sell within any three-month period only a number of stocks that does not exceed the greater of the following:

•	1% of the number of common stocks then outstanding; or
•	1% of the average weekly trading volume of our common stocks during the four calendar weeks preceding the filing by such person of a notice on Form 144 with respect to the sale;

provided that, in each case, we are subject to the periodic reporting requirements of the Exchange Act for at least ninety (90) days before the sale. Rule 144 trades must also comply with the manner of sale, notice and other provisions of Rule 144, to the extent applicable.

Rule 701

In general, Rule 701 allows a shareholder who purchased shares pursuant to a written compensatory plan or contract and who is not deemed to have been an affiliate of ours during the immediately preceding ninety (90) days to sell those shares in reliance upon Rule 144, but without being required to comply with the public information, holding period, volume limitation or notice provisions of Rule 144. All holders of Rule 701 shares, however, are required to wait until ninety (90) days after the date of this prospectus before selling shares pursuant to Rule 701.

Lock-Up Agreements

We have agreed with the underwriters that we will not, without the prior written consent of the representative, for a period of 180 days after the date of this prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks; (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our stocks, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our stocks or such other securities, in cash or otherwise. See “Underwriting—No Sales of Similar Securities.”

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MATERIAL U.S. FEDERAL INCOME TAX CONSIDERATIONS

This section summarizes certain material U.S. federal income tax considerations that may be associated with the purchase, ownership, and disposition of our common stocks and warrants by U.S. holders (as defined below) and non-U.S. holders (as defined below). This summary is not intended to be a complete summary of the U.S. federal income tax consequences to purchasers of our stocks and warrants, and does not discuss any state, local or other tax consequences, of an investment in our company. Moreover, this summary addresses only stocks and warrants that are held as capital assets by holders who acquire our stocks and warrants in this offering. The discussion does not discuss all of the U.S. federal income tax consequences that may be relevant to a potential investor in our company in light of such investor’s particular circumstances or to investors subject to special rules, such as brokers and dealers in securities, certain financial institutions, regulated investment companies, real estate investment trusts, tax-exempt organizations, insurance companies, persons holding our stocks as part of a hedging, integrated, or conversion transaction or a straddle, or as part of any other risk reduction transaction, traders in securities that elect to use a mark-to-market method of accounting for their stocks holdings, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, persons who hold directly or constructively at least 5% of our stocks, or persons liable for the alternative minimum tax or the Medicare tax on certain investment income. This summary does not address any tax law other than the U.S. federal income tax law, including any estate tax law or any foreign, state or local income tax law.

Each potential investor is urged and expected to consult his, her or its own tax advisors prior to acquiring any of our securities to discuss his, her or its own tax and financial situation, including the application and effect of U.S. federal, state, local, and other tax laws and any possible changes in the tax laws that may occur after the date of this prospectus. This section is not to be construed as tax advice or as a substitute for careful tax planning.

The discussion herein is based on existing law as contained in the Code, currently applicable Treasury Regulations thereunder, or the Regulations, administrative rulings and court decisions as of the date hereof, all of which are subject to change by legislative, judicial and administrative action, which change may in any given instance have a retroactive effect. No rulings have been or will be requested from the IRS or any other taxing authority concerning any of the tax matters discussed herein. Furthermore, no statutory, administrative, or judicial authority directly addresses many of the U.S. federal income tax issues pertaining to the treatment of our stocks or instruments similar to our stocks. As a result, we cannot assure you that the IRS or the courts will agree with the tax consequences described in this summary. The IRS or a court may disagree with the following discussion or with any of the positions taken by the company for U.S. federal income tax reporting purposes, including the positions taken with respect to, for example, the classification of our company as a partnership. A different treatment of our securities or our company from that described below could adversely affect the amount, timing, character, and manner for reporting of income, gain, or loss in respect of an investment in our securities.

As used herein, the term “U.S. holder” means a beneficial owner of our stocks or warrants that is (i) an individual who is a citizen or resident of the United States, (ii) a corporation that is created or organized in the United States or under the laws of the United States or any political subdivision thereof, (iii) an estate whose income is includible in its gross income for U.S. federal income tax purposes, regardless of its source, (iv) a trust if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust, or (v) a U.S. state, a local government or any instrumentality thereof.

As used herein, the term “non-U.S. holder” means any beneficial owner of our stocks or warrants (other than a partnership or other entity treated as a partnership) that is not a U.S. holder.

If a partnership (or other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds stocks or warrants of our company, the U.S. tax treatment of any partner in such partnership (or other entity) will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership (or similarly treated entity) that acquires, holds, or sells our stocks or warrants, we urge you to consult your own tax adviser, as to the particular U.S. federal income tax consequences to you of the purchase, ownership and disposition of stocks or warrants, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

THIS DISCUSSION IS FOR GENERAL INFORMATIONAL PURPOSES ONLY AND IS NOT TAX ADVICE. PROSPECTIVE INVESTORS SHOULD CONSULT THEIR TAX ADVISORS REGARDING THE TAX CONSEQUENCES OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON STOCK IN THEIR PARTICULAR CIRCUMSTANCES.

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Distributions on Our Common Stock

As stated above under “Dividend Policy,” we do not currently anticipate paying cash dividends in the future. However, in the event that we do make distributions of cash or property on our common stock, those distributions will constitute dividends for U.S. federal income tax purposes to the extent paid from our current or accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of our current and accumulated earnings and profits will be treated as a return of capital to the extent of a non-U.S. holder’s tax basis in our common stock and thereafter as capital gain from the sale or exchange of such common stock, which is taxed as described below in “Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock.” Subject to the discussions below “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” and the discussion in the following paragraph regarding income effectively connected with a U.S. trade or business, dividends paid to a non-U.S. holder generally will be subject to withholding of U.S. federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and a non-U.S. holder’s country of residence.

Dividends that are treated as effectively connected with a trade or business conducted by a non-U.S. holder within the United States (and, if an applicable income tax treaty so provides, that are attributable to a permanent establishment maintained by the non-U.S. holder within the United States) are generally exempt from the 30% withholding tax described above if the non-U.S. holder satisfies applicable certification and disclosure requirements. To obtain such exemption, a non-U.S. holder must generally provide us or the applicable withholding agent with a properly executed IRS Form W-8ECI (or applicable successor form) properly certifying such exemption. If not exempt, any such U.S. effectively connected income, net of specified deductions and credits, is taxed at the regular U.S. federal income tax rates applicable to United States persons. Any such U.S. effectively connected income received by a non-U.S. holder that is a corporation may also, under certain circumstances, be subject to an additional “branch profits tax” at a 30% rate or such lower rate as may be specified by an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence.

A non-U.S. holder of our common stock that claims the benefit of an applicable income tax treaty between the United States and such non-U.S. holder’s country of residence generally will be required to provide a properly executed IRS Forms W-8BEN or W-8BEN-E (or applicable successor form) or other appropriate form certifying qualification for such benefit and satisfy applicable certification and other requirements. A non-U.S. holder that is eligible for a reduced rate of U.S. withholding tax under an applicable income tax treaty may obtain a refund or credit of any excess amounts withheld by timely filing an appropriate claim with the IRS.

Gain on Sale, Exchange or Other Taxable Disposition of Our Common Stock

Subject to the discussions below under “Information Reporting and Backup Withholding” and “Foreign Account Tax Compliance Act,” a non-U.S. holder generally will not be subject to U.S. federal income tax on gain recognized on a sale, exchange or other taxable disposition of our common stock unless:

•	the gain is effectively connected with the non-U.S. holder’s conduct of a trade or business within the United States (and, if an applicable income tax treaty so provides, the gain is attributable to a permanent establishment maintained by the non-U.S. holder within the United States);

•	the non-U.S. holder is an individual who is present in the United States for 183 days or more in the taxable year of the disposition, and certain other conditions are met; or

•	we are or have been a “United States real property holding corporation,” or USRPHC, for U.S. federal income tax purposes during the shorter of the five-year period ending on the date of the disposition or the period that the non-U.S. holder held our common stock.

If a non-U.S. holder’s gain is described in the first bullet point above, such non-U.S. holder will be subject to tax at regular U.S. federal income tax rates on the net gain recognized, generally in the same manner as if such non-U.S. holder were a U.S. holder. If a non-U.S. holder is a foreign corporation that recognizes gain described in the first bullet point above, such non-U.S. holder may also be subject to the branch profits tax equal to 30% or such lower rate as may be prescribed under an applicable U.S. income tax treaty of its effectively connected earnings and profits.

If a non-U.S. holder’s gain is described in the second bullet point above, such non-U.S. holder will be subject to a flat 30% tax on the gain recognized, unless an applicable income tax treaty provides for different treatment, which gain may be offset by certain U.S.-source capital losses (even though such non-U.S. holder is not considered a resident of the United States), provided that such non-U.S. holder has timely filed U.S. federal income tax returns with respect to such losses.

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With respect to the third bullet point above, we would generally be a USRPHC if the fair market value of our “U.S. real property interests” for U.S. federal income tax purposes equals or exceeds 50% of the sum of the fair market value of our worldwide real property interests plus our other assets used or held for use in a trade or business. We believe that we are not, and we do not anticipate becoming, a USRPHC. However, there can be no assurance that we are not a USRPHC and will not become a USRPHC in the future.

Information Reporting and Backup Withholding

Generally, we must report annually to the IRS and to each non-U.S. holder the gross amount of the distributions on our common stock paid to such non-U.S. holder and the tax withheld, if any, with respect to such distributions. Copies of the information returns reporting such distributions and withholding may also be made available to the tax authorities in the country in which a non-U.S. holder resides under the provisions of an applicable income tax treaty.

In general, a non-U.S. holder will not be subject to backup withholding with respect to distributions on our common stock, provided that the non-U.S. holder certifies its non-U.S. status on a validly executed IRS Forms W-8BEN or W-8BEN-E or other applicable IRS Form W-8 (and the applicable withholding agent does not have actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient). In addition, a non-U.S. holder will be subject to information reporting and, depending on the circumstances, backup withholding with respect to payments of the proceeds from the sale of a share of our common stock within the United States or conducted through certain U.S.-related financial intermediaries, unless the non-U.S. holder certifies its non-U.S. status (and we and the relevant financial intermediaries do not have actual knowledge or reason to know that the non-U.S. holder is a United States person that is not an exempt recipient) or otherwise establishes an exemption. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a non-U.S. holder’s U.S. federal income tax liability, provided that the required information is furnished timely to the IRS.

Non-U.S. holders should consult their tax advisors regarding their information reporting and backup withholding obligations with respect to the ownership and disposition of our common stock in their particular circumstances.

Foreign Account Tax Compliance Act

Sections 1471 to 1474 of the Code, commonly referred to as the Foreign Account Tax Compliance Act, or FATCA, generally impose a 30% withholding tax on any “withholdable payment” (including dividends paid on stock in a U.S. corporation) made to a “foreign financial institution” or “non-financial foreign entity” (all as defined in the Code), whether such foreign financial institution or non-financial foreign entity is the beneficial owner or an intermediary, unless: (i) the foreign financial institution undertakes certain diligence and reporting obligations, (ii) the non-financial foreign entity either certifies it does not have any “substantial United States owners” (as defined in the Code) or furnishes identifying information regarding each substantial United States owner or (iii) the foreign financial institution or non-financial foreign entity otherwise qualifies for an exemption from these rules. If the payee is a foreign financial institution and is subject to the diligence and reporting requirements in (i) above, it generally must enter into an agreement with the U.S. Department of the Treasury requiring, among other things, that it undertake to identify accounts held by certain U.S. persons or “United States-owned foreign entities” (as defined in applicable U.S. Treasury Regulations), annually report certain information about such accounts, and withhold 30% on certain payments to noncompliant foreign financial institutions and certain other account holders.

Foreign governments may enter into, and many foreign governments have entered into, intergovernmental agreements with the United States to implement FATCA in a different manner. If a dividend payment is subject to both withholding under FATCA and the withholding tax discussed above under “Distributions on Our Common Stock,” the withholding under FATCA may be credited against, and therefore reduce, such other withholding tax.

FATCA withholding generally will apply to payments of dividends on our common stock. While withholding under FATCA would have also applied to payments of gross proceeds from sales or taxable dispositions of stock, the U.S. Department of the Treasury has issued proposed regulations that, if finalized in their present form, would eliminate such withholding. In its preamble to such proposed regulations, the U.S. Department of the Treasury stated that taxpayers may generally rely on such proposed regulations until final regulations are issued. Non-U.S. holders should consult their tax advisors regarding the application of FATCA to the ownership and disposition of our common stock in their particular circumstances.

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Information Reporting Requirements and Related Withholding Taxes

Under the “backup withholding” rules, a holder of our shares may be subject to backup withholding (currently at the rate of 24%) with respect to any taxable income or gain attributable to such shares unless the holder:

•	is a corporation or qualifies for certain other exempt categories and, when required, certifies this fact; or
•	provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding, and otherwise complies with the applicable requirements of the backup withholding rules.

A holder of our shares who does not provide us with a correct taxpayer identification number also may be subject to penalties imposed by the IRS.

Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against the shareholder’s federal income tax liability if certain required information is furnished to the IRS. Investors should consult their own tax advisors regarding application of backup withholding to them and the availability of, and procedure for obtaining an exemption from, backup withholding.

Pursuant to U.S. federal legislation known as the Foreign Account Tax Compliance Act, or FATCA, we may be subject to additional information reporting and withholding obligation requirements with respect to any shareholder that is a “foreign financial institution,” or an FFI, or a “non-financial foreign entity,” or an NFFE, as each such term is defined by FATCA. In general, under these requirements, U.S. federal withholding tax at a 30% rate may apply to certain U.S. source income earned by us which is allocable to an FFI or NFFE unless (i) in the case of an FFI, such FFI registers with the IRS, and (ii) in the case of either an FFI or NFFE, such entities disclose the identity of their U.S. owners or account holders and annually report certain information about such accounts. This 30% withholding tax may also apply to taxable sales or other dispositions of our stocks.

This discussion is for general informational purposes only. It is not tax advice. Prospective investors should consult their tax advisors regarding the tax consequences of the ownership and disposition of our common stock, including the impact of any proposed changes in applicable laws or any applicable income tax treaties.

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UNDERWRITING

We are offering the shares described in this prospectus through the underwriters listed below. EF Hutton, division of Benchmark Investments, LLC, (“EF Hutton”) or the representative, is acting as the lead underwriter and sole bookrunning manager of this offering. We have entered into an underwriting agreement with the underwriters. Subject to the terms and conditions of the underwriting agreement, we have agreed to sell to each underwriter named below, and each underwriter named below has severally agreed to purchase, at the public offering price less the underwriting discounts set forth on the cover page of this prospectus, the number of shares listed next to its name in the following table:

Underwriter	Number of Shares
EF Hutton, division of Benchmark Investments, LLC

Total	[●]

The underwriters have committed to purchase all of the shares offered by us other than those shares covered by the over-allotment option described below, if it purchases any. The obligations of the underwriters may be terminated upon the occurrence of certain events specified in the underwriting agreement. Furthermore, pursuant to the underwriting agreement, the underwriters’ obligations are subject to customary conditions, representations and warranties contained in the underwriting agreement, such as receipt by the underwriters of officers’ certificates and legal opinions.

We have agreed to indemnify the underwriters against specified liabilities, including liabilities under the Securities Act, and to contribute to payments the underwriters may be required to make in respect thereof.

The underwriters are offering the shares, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of legal matters by their counsel and other conditions specified in the underwriting agreement. The underwriters reserve the right to withdraw, cancel or modify offers to the public and to reject orders in whole or in part.

Over-Allotment Option

We have granted to the underwriters an option to purchase from us up to an additional [●] shares of our common stock, representing 15% of the shares sold in this offering, assuming an public offering price of $[●] per share (which is the midpoint of the estimated range of the public offering price shown on the cover page of this prospectus), in any combination thereof, solely to cover over-allotments, if any. The shares of our common stock to be purchased pursuant to the over-allotment option will be acquired at the public offering price, less the underwriting discounts pursuant to the over-allotment option. The underwriters may exercise this option, in whole or in part, for our common stock, any time during the 45-day period after the closing date of the offering, but only to cover over-allotments, if any. To the extent the underwriters exercise the option, the underwriters will become obligated, subject to certain conditions, to purchase the shares for which they exercise the option.

Underwriting Discount, Commissions and Expenses

We estimate that the total expenses of the offering payable by us, excluding underwriting discounts and commissions, will be approximately $[●]. Under the underwriting agreement, we will pay the representative(s) fees and commissions equal to 7.00% of the gross proceeds raised in the offering, with any proceeds received by the Company in the offering from investors identified and introduced by the Company, attracting a reduced underwriting discount equal to 3.5% of the gross proceeds for those investors. The following table shows the per share price and total underwriting discounts and commissions to be paid to the underwriters. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ over-allotment.

	Per Share(2)	Without Over- Allotment Option	With Over- Allotment Option
Public offering price	$	$	$
Underwriting discounts and commissions (1)
Non-accountable expense allowance (1%)
Proceeds, before expenses, to us	$	$	$

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(1)	The underwriters will receive an underwriting discount equal to 7.0% on all stocks sold by the underwriters in this offering. In the case proceeds from the sale of our common stock are received from Company- originated investors, the underwriting discount will equal 3.5%.
(2)	At an assumed offering price of $ per share, which is the mid-price of the $ to $ range.

We have agreed to pay the representative a non-accountable expense allowance of 1.0% of the gross proceeds of the offering. We have further agreed to reimburse the representative of the underwriters out of the proceeds of the offering for accountable legal expenses incurred by the representative in connection with the offering, including its legal and travel expenses in an amount not to exceed $140,000. The representatives’ accountable expenses relating to the offering may include, but not be limited to: (a) all filing fees and communication expenses relating to the listing of our common stock with the SEC; (b) all fees and expenses relating to the listing of such common stock on the NASDAQ Capital Market; (c) all fees, expenses and disbursements relating to the registration or qualification of our common stock under the “blue sky” securities laws of such states and other jurisdictions as EF Hutton may reasonably designate (including, without limitation, all filing and registration fees, and the reasonable fees and disbursements of the Company’s “blue sky” counsel, which will be representative’s counsel) unless such filings are not required in connection with the Company’s proposed listing on NASDAQ Capital Market; (d) all fees, expenses and disbursements relating to the registration, qualification or exemption of the Common Shares under the securities laws of such foreign jurisdictions as the representative may reasonably designate; (e) the costs of all mailing and printing of the registration documents; (f) stock transfer and/or stamp taxes, if any, payable upon the transfer of securities from us to Representative(s); (g) the fees and expenses of the Company’s accountants; (h) all filing fees and communication expenses associated with the review of the offering by FINRA; (i) up to $10,000 of representative’s actual accountable road show expenses for the offering; (j) $29,500 cost associated with representative’s use of Ipreo’s book building, prospectus tracking and compliance software for the offering; (k) the costs associated with bound volumes of the offering materials as well as commemorative mementos and lucite tombstones in an aggregate amount not to exceed $5,000; and (l) the fees for representative’s legal counsel, in an amount not to exceed $140,000. The Company shall be responsible for up to $50,000 of representative’s legal counsel fees, irrespective of whether the offering is consummated or not. As the date of this prospectus, we have paid an expense advance of $25,000 as an expense advance to the representative, which will be applied against the actual accountable expenses that will be payable by us to the representative in connection with this offering. The expense advance will be returned to us to the extent the above accountable out-of-pocket expenses are not actually incurred in accordance with FINRA Rule 5110(g)(4)(A).

No Sales of Similar Securities

We have agreed with the underwriters that we will not, without the prior written consent of the representative, for a period of 180 days after the date of this prospectus: (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any classes of our stocks or any securities convertible into or exercisable or exchangeable for classes of our stocks; (ii) file or caused to be filed any registration statement with the SEC, relating to the offering of any classes of our stocks or any securities convertible into or exercisable or exchangeable for any classes of our stocks; (iii) complete any offering of debt securities, other than entering into a line of credit with a traditional bank; or (iv) enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of any classes of our stocks, whether any such transaction described in clause (i), (ii), (iii) or (iv) above is to be settled by delivery of any classes of our stocks or such other securities, in cash or otherwise.

Representative’s Warrants

We have agreed to issue to the representative or its designees at the closing of this offering warrants to purchase the number of common stock equal to 4% of the aggregate number of shares sold in this offering. The warrants will be exercisable at any time and from time to time, in whole or in part, during the four-and-a-half-year period commencing six months after the commencement of sales in this offering. The warrants will be exercisable at a per share price equal to 110% of the public offering price per share in the offering. The warrants have been deemed compensation by FINRA and are therefore subject to a 180-day lock-up pursuant to Rule 5110(g)(1) of FINRA. The representative (or permitted assignees under Rule 5110(g)(1)) will not sell, transfer, assign, pledge, or hypothecate these warrants or the securities underlying these warrants, nor will they engage in any hedging, short sale, derivative, put, or call transaction that would result in the effective economic disposition of the warrants or the underlying securities for a period of 180 days from the date of this prospectus. The warrants and the common stocks underlying the warrants are being registered as a part of the registration statement of which this prospectus forms a part and will be freely tradable upon the declaration of the effectiveness of such registration statement by the SEC.

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The exercise price and number of stocks issuable upon exercise of the warrants may be adjusted in certain circumstances including in the event of a stock dividend, extraordinary cash dividend or recapitalization, reorganization, merger or consolidation.

Tail Financing

If, during the period that is nine months following the closing of this initial public offering, we consummate a financing with investors with whom we have had a conference call or a meeting arranged by the representative the period in which we engaged the representative, we will pay the representative a fee equal 7% of the proceeds of such financing.

Right of First Refusal

We have granted to the representative the right to act as lead or joint-lead investment banker, lead or joint book-runner and/or lead or joint placement agent, for any of our future public and private equity and debt offerings, including all equity linked financings, during the six-month period following the completion of this initial public offering.

Indemnification

We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act, and to contribute to payments that the underwriters may be required to make for these liabilities.

Price Stabilization, Short Positions, and Penalty Bids

In connection with this offering, each underwriter may engage in transactions that stabilize, maintain or otherwise affect the price of our securities. Specifically, such underwriter may over-allot in connection with this offering by selling more securities than are set forth on the cover page of this prospectus. This creates a short position in our securities for such underwriter’s own accounts. The short position may be either a covered short position or a naked short position. In a covered short position, the number of securities over-allotted by such underwriter is not greater than the number of securities that it may purchase in the over-allotment option. In a naked short position, the number of securities involved is greater than the number of securities in the over-allotment option. To close out a short position, such underwriter may elect to exercise all or part of the over-allotment option. Such underwriter may also elect to stabilize the price of our securities or reduce any short position by bidding for, and purchasing, securities in the open market.

The underwriters may also impose a penalty bid. This occurs when a particular underwriter or dealer repays selling concessions allowed to it for distributing a security in this offering because the underwriter repurchases that security in stabilizing or short covering transactions.

Finally, each underwriter may bid for, and purchase, shares of our securities in market-making transactions, including “passive” market-making transactions as described below.

These activities may stabilize or maintain the market price of our securities at a price that is higher than the price that might otherwise exist in the absence of these activities. The underwriters are not required to engage in these activities and may discontinue any of these activities at any time without notice. These transactions may be affected on Nasdaq, in the over-the-counter market, or otherwise.

In connection with this offering, the underwriters and selling group members, if any, or their affiliates may engage in passive market-making transactions in our common stock immediately prior to the commencement of sales in this offering, in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 generally provides that:

•	a passive market maker may not affect transactions or display bids for our securities in excess of the highest independent bid price by persons who are not passive market makers;

•	net purchases by a passive market maker on each day are generally limited to 30% of the passive market maker’s average daily trading volume in our common stock during a specified two-month prior period or 200 shares, whichever is greater, and must be discontinued when that limit is reached; and

•	passive market-making bids must be identified as such.

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Electronic Distribution

This prospectus in electronic format may be made available on websites or through other online services maintained by the underwriters, or by their affiliates. Other than this prospectus in electronic format, the information on the underwriters’ websites and any information contained in any other websites maintained by an underwriter is not part of this prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriter, and should not be relied upon by investors.

Other than the prospectus in electronic or printed format, the information on the underwriters’ website and any information contained in any other website maintained by an underwriter is not part of the prospectus or the registration statement of which this prospectus forms a part, has not been approved and/or endorsed by us or the underwriters in their capacity as underwriters and should not be relied upon by investors.

Certain Relationships

The Representative and its affiliates have engaged in, and may in the future engage in, investment banking and other commercial dealings in the ordinary course of business with us or our affiliates. The Representative has received, or may in the future receive, customary fees and commissions for these transactions.

The Representative may in the future provide us and our affiliates with investment banking and financial advisory services for which it may in the future receive customary fees. The Company agrees that if during the term of the underwriting agreement or within twelve (12) months from the effective date of the termination of the underwriting agreement (the “Advisory Period”), either the Company or any party to whom the Company was introduced, directly or indirectly, with which the Company did not have a pre-existing relationship, and who was contacted by the Representative on behalf of the Company in connection with its advisory services for the Company, any financing or M&A transaction consummated shall attract customary compensation in accordance with a fee schedule provided for in the underwriting agreement.

Listing

We are in the process of applying to list our Common Stock on Nasdaq under the symbol “ .” The closing of this offering is contingent upon our listing to the Nasdaq. See “Risk Factors.”

Selling Restrictions

Canada. The securities may be sold in Canada only to purchasers purchasing, or deemed to be purchasing, as principal that are accredited investors, as defined in National Instrument 45 106 Prospectus Exemptions or subsection 73.3(1) of the Securities Act (Ontario), and are permitted clients, as defined in National Instrument 31 103 Registration Requirements, Exemptions and Ongoing Registrant Obligations. Any resale of the securities must be made in accordance with an exemption from, or in a transaction not subject to, the prospectus requirements of applicable securities laws.

Securities legislation in certain provinces or territories of Canada may provide a purchaser with remedies for rescission or damages if this prospectus (including any amendment thereto) contains a misrepresentation, provided that the remedies for rescission or damages are exercised by the purchaser within the time limit prescribed by the securities legislation of the purchaser’s province or territory. The purchaser should refer to any applicable provisions of the securities legislation of the purchaser’s province or territory for particulars of these rights or consult with a legal advisor.

Pursuant to section 3A.3 of National Instrument 33 105 Underwriting Conflicts (NI 33 105), the underwriters are not required to comply with the disclosure requirements of NI 33 105 regarding underwriter conflicts of interest in connection with this offering.

European Economic Area. In relation to each Member State of the European Economic Area which has implemented the Prospectus Directive, or a Relevant Member State, an offer to the public of any of the securities may not be made in that Relevant Member State, except that an offer to the public in that Relevant Member State of any of the securities may be made at any time under the following exemptions under the Prospectus Directive, if they have been implemented in that Relevant Member State:

•	to any legal entity which is a qualified investor as defined in the Prospectus Directive;

97

•	to fewer than 100 or, if the Relevant Member State has implemented the relevant provision of the 2010 PD Amending Directive, 150, natural or legal persons (other than qualified investors as defined in the Prospectus Directive), as permitted under the Prospectus Directive, subject to obtaining the prior consent of the representatives for any such offer; or

•	in any other circumstances falling within Article 3(2) of the Prospectus Directive, provided that no such offer of the securities shall result in a requirement for the publication by us or any underwriter of a prospectus pursuant to Article 3 of the Prospectus Directive.

For the purposes of this provision, the expression an “offer to the public” in relation to any of the securities in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and any of the securities to be offered so as to enable an investor to decide to purchase the securities, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State, the expression “Prospectus Directive” means Directive 2003/71/EC (and amendments thereto, including the 2010 PD Amending Directive, to the extent implemented in the Relevant Member State), and includes any relevant implementing measure in the Relevant Member State, and the expression “2010 PD Amending Directive” means Directive 2010/73/EU.

United Kingdom. Each of the underwriters have represented and agreed that:

•	it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the Financial Services and Markets Act 2000, or the FSMA) received by it in connection with the issue or sale of the securities in circumstances in which Section 21(1) of the FSMA does not apply to us; and

•	it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the securities in, from or otherwise involving the United Kingdom.

Switzerland. The securities may not be publicly offered in Switzerland and will not be listed on the SIX Swiss Exchange, or the SIX, or on any other stock exchange or regulated trading facility in Switzerland. This document has been prepared without regard to the disclosure standards for issuance prospectuses under art. 652a or art. 1156 of the Swiss Code of Obligations or the disclosure standards for listing prospectuses under art. 27 ff. of the SIX listing rules or the listing rules of any other stock exchange or regulated trading facility in Switzerland. Neither this document nor any other offering or marketing material relating to the securities or the offering may be publicly distributed or otherwise made publicly available in Switzerland.

Neither this document nor any other offering or marketing material relating to the offering, or the securities have been or will be filed with or approved by any Swiss regulatory authority. In particular, this document will not be filed with, and the offer of the securities will not be supervised by, the Swiss Financial Market Supervisory Authority FINMA, and the offer of the securities has not been and will not be authorized under the Swiss Federal Act on Collective Investment Schemes, or CISA. Accordingly, no public distribution, offering or advertising, as defined in CISA, its implementing ordinances and notices, and no distribution to any non-qualified investor, as defined in CISA, its implementing ordinances and notices, shall be undertaken in or from Switzerland, and the investor protection afforded to acquirers of interests in collective investment schemes under CISA does not extend to acquirers of the securities.

Australia. No placement document, prospectus, product disclosure statement or other disclosure document has been lodged with the Australian Securities and Investments Commission in relation to the offering.

This prospectus does not constitute a prospectus, product disclosure statement or other disclosure document under the Corporations Act 2001, or the Corporations Act, and does not purport to include the information required for a prospectus, product disclosure statement or other disclosure document under the Corporations Act.

Any offer in Australia of the securities may only be made to persons (referred to as Exempt Investors) who are “sophisticated investors” (within the meaning of section 708(8) of the Corporations Act), “professional investors” (within the meaning of section 708(11) of the Corporations Act) or otherwise pursuant to one or more exemptions contained in section 708 of the Corporations Act so that it is lawful to offer the securities without disclosure to investors under Chapter 6D of the Corporations Act.

The securities applied for by Exempt Investors in Australia must not be offered for sale in Australia in the period of 12 months after the date of allotment under the offering, except in circumstances where disclosure to investors under Chapter 6D of the Corporations Act would not be required pursuant to an exemption under section 708 of the Corporations Act or otherwise or where the offer is pursuant to a disclosure document which complies with Chapter 6D of the Corporations Act. Any person acquiring securities must observe such Australian on-sale restrictions.

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This prospectus contains general information only and does not take account of the investment objectives, financial situation or particular needs of any particular person. It does not contain any securities recommendations or financial product advice. Before making an investment decision, investors need to consider whether the information in this prospectus is appropriate to their needs, objectives and circumstances, and, if necessary, seek expert advice on those matters.

Israel. In the State of Israel, this prospectus shall not be regarded as an offer to the public to purchase securities under the Israeli Securities Law, 5728 - 1968, which requires a prospectus to be published and authorized by the Israel Securities Authority, if it complies with certain provisions of Section 15 of the Israeli Securities Law, 5728 - 1968, including, inter alia, if: (i) the offer is made, distributed or directed to not more than 35 investors, subject to certain conditions, or the Addressed Investors; or (ii) the offer is made, distributed or directed to certain qualified investors defined in the First Addendum of the Israeli Securities Law, 5728 - 1968, subject to certain conditions, or the Qualified Investors. The Qualified Investors shall not be taken into account in the count of the Addressed Investors and may be offered to purchase securities in addition to the 35 Addressed Investors. Our company has not and will not take any action that would require it to publish a prospectus in accordance with and subject to the Israeli Securities Law, 5728 - 1968. We have not and will not distribute this prospectus or make, distribute or direct an offer to subscribe for our securities to any person within the State of Israel, other than to Qualified Investors and up to 35 Addressed Investors.

Qualified Investors may have to submit written evidence that they meet the definitions set out in of the First Addendum to the Israeli Securities Law, 5728 - 1968. In particular, we may request, as a condition to be offered securities, that Qualified Investors will each represent, warrant and certify to us or to anyone acting on our behalf: (i) that it is an investor falling within one of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968; (ii) which of the categories listed in the First Addendum to the Israeli Securities Law, 5728 - 1968 regarding Qualified Investors is applicable to it; (iii) that it will abide by all provisions set forth in the Israeli Securities Law, 5728 - 1968 and the regulations promulgated thereunder in connection with the offer to be issued securities; (iv) that the securities that it will be issued are, subject to exemptions available under the Israeli Securities Law, 5728 - 1968: (a) for its own account; (b) for investment purposes only; and (c) not issued with a view to resale within the State of Israel, other than in accordance with the provisions of the Israeli Securities Law, 5728 - 1968; and (v) that it is willing to provide further evidence of its Qualified Investor status. Addressed Investors may have to submit written evidence in respect of their identity and may have to sign and submit a declaration containing, inter alia, the Addressed Investor’s name, address and passport number or Israeli identification number.

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LEGAL MATTERS

Certain legal matters with respect to the shares offered hereby will be passed upon by Carmel, Milazzo & Feil LLP. Lucosky Brookman LLP is acting as counsel to the underwriters in connection to this offering.

EXPERTS

The financial statements of Janover Inc. as of December 31, 2020 and 2021, and for each of the two years in the period ended December 31, 2021, included in this Prospectus, have been audited by [●], an independent registered public accounting firm, as stated in their report. Such financial statements are included in reliance upon the report of such firm given their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

We have filed a registration statement, of which this prospectus is a part, on Form S-1 with the SEC relating to this offering. This prospectus, which constitutes a part of the registration statement, does not contain all of the information in the registration statement and the exhibits filed with the registration statement. For further information pertaining to us and our common stock to be sold in this offering, you should refer to the registration statement and its exhibits. References in this prospectus to any of our contracts, agreements or other documents are not necessarily complete, and you should refer to the exhibits attached to the registration statement for copies of the actual contracts, agreements or documents.

We file periodic reports, proxy statements and other information with the SEC. These periodic reports, proxy statements and other information are available for inspection and copying at the SEC’s public reference facilities and the website of the SEC referred to above. Additionally, we will make these filings available, free of charge, on our website at https://www.janover.ventures/ as soon as reasonably practicable after we electronically file such materials with, or furnish them to, the SEC. The information on our website, other than these filings, is not, and should not be, considered part of this prospectus and is not incorporated by reference into this document.

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JANOVER, INC.

AUDITED CONSOLIDATED FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2021 AND 2020

F-1

FINANCIAL STATEMENTS

F-2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and
Stockholders of Janover Inc.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Janover Inc., formerly Janover Ventures, LLC (the “Company”) as of December 31, 2021 and 2020, the related statements of operations, stockholders’/members’ equity (deficit), and cash flows for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2021 and 2020, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

/s/ dbbmckennon

We have served as the Company’s auditor since 2020

Newport Beach, California

March 3, 2022

F-3

JANOVER INC.

(FORMERLY JANOVER VENTURES, LLC)

Balance Sheets

	December 31,
	2021	2020
ASSETS
Current assets:
Cash	$1,707,267	$415,713
Accounts receivable	110,632	42,589
Subscription receivable	19,822	257,513
Prepaid expenses	2,394	5,888
Total current assets	1,840,115	721,703
Intangible assets	16,178	16,178
Other assets	2,394	2,323
Total assets	$1,858,687	$740,204

LIABILITIES AND STOCKHOLDERS' / MEMBERS' EQUITY (DEFICIT)
Current liabilities:
Accounts payable and accrued expenses	$82,677	$29,317
Total current liabilities	82,677	29,317
Future equity obligations	1,356,704	844,996
Total liabilities	1,439,381	874,313

Commitments and contingencies (Note 8)

Stockholders' / members' equity (deficit):
Class A common stock, $0.00001 par value, 65,000,000 shares authorized, 1,361,012 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	13	-
Class B common stock, $0.00001 par value, 45,000,000 shares authorized; 45,000,000 and 0 shares issued and outstanding as of December 31, 2021 and 2020, respectively	450	-
Additional paid-in capital	2,426,849	-
Accumulated deficit	(2,008,006)	-
Members' deficit	-	(134,109)
Total stockholders' / members' equity (deficit)	419,306	(134,109)
Total liabilities and stockholders' /members' equity (deficit)	$1,858,687	$740,204

See accompanying notes to these financial statements.

F-4

JANOVER INC.

(FORMERLY JANOVER VENTURES, LLC)

STATEMENTS OF OPERATIONS

	Year Ended
	December 31,
	2021	2020
Revenues	$1,981,439	$1,561,183

Operating expenses:
Sales and marketing	1,092,870	656,514
Research and development	280,930	111,153
General and administrative	1,663,258	400,128
Total operating expenses	3,037,058	1,167,795
Income (loss) from operations	(1,055,619)	393,388

Other income (expense):
Change in fair value of future equity obligations	(577,370)	-
Interest expense	(160)	(93,791)
Interest income	1,856	602
Other income	13,759	18,826
Total other income (expenses)	(561,915)	(74,363)
Net income (loss)	$(1,617,534)	$319,025

Weighted average common shares outstanding - basic and diluted	45,383,287
Net loss per common share - basic and diluted	$(0.04)

See accompanying notes to these financial statements.

F-5

JANOVER INC.

(FORMERLY JANOVER VENTURES, LLC)

STATEMENTS OF STOCKHOLDERS’ / MEMBERS’ EQUITY (DEFICIT)

	Class A		Class B		Additional			Total
	Common Stock		Common Stock		Paid-in	Accumulated	Members'	Stockholders' / Members’
	Shares	Amount	Shares	Amount	Capital	Deficit	Deficit	Equity (Deficit)
Balances at December 31, 2019	-	$-	-	$-	$-	$-	$(8,887)	$(8,887)
Contributions	-	-	-	-	-	-	85,000	85,000
Distributions	-	-	-	-	-	-	(529,247)	(529,247)
Net income	-	-	-	-	-	-	319,025	319,025
Balances at December 31, 2020	-	$-	-	$-	$-	$-	$(134,109)	$(134,109)
Distributions	-	-	-	-	-	-	(66,500)	(66,500)
Effect of the conversion (Note 5)	-	-	45,000,000	450	189,413	(390,472)	200,609	-
Issuance of common stock, net of issuance costs	1,336,012	13	-	-	1,120,171	-	-	1,120,184
Shares issued for services	25,000	-	-	-	22,500	-	-	22,500
Stock-based compensation	-	-	-	-	1,094,765	-	-	1,094,765
Net loss	-	-	-	-	-	(1,617,534)	-	(1,617,534)
Balances at December 31, 2021	1,361,012	$13	45,000,000	$450	$2,426,849	$(2,008,006)	$-	$419,306

See accompanying notes to these financial statements.

F-6

JANOVER INC.

(FORMERLY JANOVER VENTURES, LLC)

STATEMENTS OF CASH FLOWS

	Year Ended
	December 31,
	2021	2020
Cash flows from operating activities:
Net income (loss)	$(1,617,534)	$319,025
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Shares issued for services	22,500	-
Stock-based compensation	1,094,765	-
Financing costs	-	93,597
Change in fair value of future equity obligations	577,370	-
Changes in operating assets and liabilities:
Accounts receivable	(68,043)	(20,254)
Prepaid expenses	3,494	(5,888)
Other assets	(71)	(2,323)
Accounts payable	53,360	(21,351)
Net cash provided by operating activities	65,841	362,806
Cash flows from investing activities:
Purchase of intangible assets	-	(16,178)
Net cash used in investing activities	-	(16,178)
Cash flows from financing activities:
Proceeds from future equity obligations, net of financing fees	191,851	493,886
Issuance of common stock, net of issuance costs	1,100,362	-
Subscription receivable	-	-
Member contributions	-	85,000
Member distributions	(66,500)	(529,247)
Net cash provided by financing activities	1,225,713	49,639
Net increase in cash	1,291,554	396,267
Cash at beginning of year	415,713	19,446
Cash at end of year	$1,707,267	$415,713

Supplemental disclosure of cash flow information:
Cash paid for interest	$160	$195

Supplemental disclosure of non-cash financing activities:
Subscription receivable for future equity obligations	$-	$257,513
Subscription receivable for sale of common shares	$19,822	$-

See accompanying notes to these financial statements.

F-7

JANOVER INC.

(FORMERLY JANOVER VENTURES, LLC)

NOTES TO FINANCIAL STATEMENTS

1.  NATURE OF OPERATIONS

Janover Inc. (“Janover” or the “Company”) was originally formed as Janover Ventures, LLC on November 28, 2018 in the State of Florida as a limited liability company and converted to a corporation, incorporated in the State of Delaware on March 9, 2021. The Company provides technology connection to businesses and commercial property owners and lenders. The Company is headquartered in Boca Raton, Florida.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP"). The Company’s fiscal year is December 31.

Use of Estimates

The preparation of the Company’s financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Significant estimates and assumptions reflected in these financial statements include, but are not limited to, revenue recognition, valuation of future equity obligations and stock-based compensation The Company bases its estimates on historical experience, known trends and other market-specific or other relevant factors that it believes to be reasonable under the circumstances. On an ongoing basis, management evaluates its estimates when there are changes in circumstances, facts and experience. Changes in estimates are recorded in the period in which they become known. Actual results could differ from those estimates.

Concentrations of Credit Risk

Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents. The Company generally maintains balances in various operating accounts at financial institutions that management believes to be of high credit quality, in amounts that may exceed federally insured limits. The Company has not experienced any losses related to its cash and cash equivalents and does not believe that it is subject to unusual credit risk beyond the normal credit risk associated with commercial banking relationships. At December 31, 2021 and 2020, the Company’s cash and cash equivalents were held at one accredited financial institution.

Cash and Cash Equivalents

The Company considers all highly liquid investments with maturities of three months or less at the date of purchase to be cash equivalents.

Fair Value Measurements

Certain assets and liabilities of the Company are carried at fair value under GAAP. Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques used to measure fair value must maximize the use of observable inputs and minimize the use of unobservable inputs. Financial assets and liabilities carried at fair value are to be classified and disclosed in one of the following three levels of the fair value hierarchy, of which the first two are considered observable and the last is considered unobservable:

F-8

•	Level 1—Quoted prices in active markets for identical assets or liabilities.

•	Level 2—Observable inputs (other than Level 1 quoted prices), such as quoted prices in active markets for similar assets or liabilities, quoted prices in markets that are not active for identical or similar assets or liabilities, or other inputs that are observable or can be corroborated by observable market data.

•	Level 3—Unobservable inputs that are supported by little or no market activity that are significant to determining the fair value of the assets or liabilities, including pricing models, discounted cash flow methodologies and similar techniques.

The carrying values of the Company’s accounts receivable, prepaid expenses and accounts payable approximate their fair values due to the short-term nature of these assets and liabilities.

The Company determined that the face value of future equity obligations approximate their fair value (see Note 4).

Accounts Receivable

Accounts receivable are derived from services delivered to customers and are stated at their net realizable value. Each month, the Company reviews its receivables on a customer-by-customer basis and evaluates whether an allowance for doubtful accounts is necessary based on any known or perceived collection issues. Any balances that are eventually deemed uncollectible are written off against the allowance after all means of collection have been exhausted and the potential for recovery is considered remote. As of December 31, 2021 and 2020, the Company determined there was no allowance for doubtful accounts necessary.

Intangible Assets

Intangible assets represent various domain names the Company purchased. The Company owns the domain names indefinitely.

Revenue Recognition

The Company accounts for revenue under ASC 606, Revenue from Contracts with Customers. The Company determines revenue recognition through the following steps:

• Identification of a contract with a customer;

• Identification of the performance obligations in the contract;

• Determination of the transaction price;

• Allocation of the transaction price to the performance obligations in the contract; and

• Recognition of revenue when or as the performance obligations are satisfied.

Revenue is recognized when control of the promised goods or services is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those goods or services. As a practical expedient, the Company does not adjust the transaction price for the effects of a significant financing component if, at contract inception, the period between customer payment and the transfer of goods or services is expected to be one year or less.

The Company derives its revenue primarily from referral and advisory fees. Revenue is recognized when performance obligations under the terms of a contract with a customer are satisfied and the promised services have transferred to the customer. The Company's services are generally transferred to the customer at a point in time, which is when the underlying lending transaction has closed and successfully funded. The Company may act as an agent for both lenders and borrowers.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising expenses were approximately $213,000 and $175,000 for the year ended December 31, 2021 and 2020, respectively, which are included in sales and marketing expenses.

F-9

Research and Development Costs

Research and development costs include costs to develop and refine technological processes used to carry out business operations, including personnel costs for website and software design and development functions and related software and hosting costs. Research and development costs charged to expense for year ended December 31, 2021 and 2020 were $280,930 and $111,153, respectively.

Concentrations

The Company had five customers which accounted for 73% (19%, 18%, 14%, 12% and 11%) of accounts receivable as of December 31, 2021. The Company had one customer which accounted for 68% of accounts receivable as of December 31, 2020. During the year ended December 31, 2021, two customers accounted for 50% and 24% of the Company’s revenues. During the year ended December 31, 2020, two customers accounted for 14% and 12% of the Company’s revenues.

Future Equity Obligations

The Company has issued Simple Agreements for Future Equity (“SAFEs”) in exchange for cash financing. These funds have been classified as long-term liabilities. (See Note 4).

The Company has accounted for its SAFE investments as liability derivatives under the FASB’s ASC section 815-40 and ASC section 815-10. If any changes in the fair value of the SAFEs occur, the Company will record such changes through earnings, under the guidance prescribed by ASC 825-10.

Offering Costs

The Company complies with the requirements of ASC 340, Other Assets and Deferred Costs, with regards to offering costs. Prior to the completion of an offering, offering costs are capitalized. The deferred offering costs pertaining to future equity obligations are charged to interest expense upon completion of an offering.

Stock-Based Compensation

The Company accounts for stock-based compensation in accordance with ASC 718, Compensation - Stock Compensation. The Company measures all stock-based awards granted to employees, directors and non-employee consultants based on the fair value on the date of the grant and recognizes compensation expense for those awards over the requisite service period, which is generally the vesting period of the respective award. For awards with service-based vesting conditions, the Company records the expense for using the straight-line method. For awards with performance-based vesting conditions, the Company records the expense if and when the Company concludes that it is probable that the performance condition will be achieved.

The Company classifies stock-based compensation expense in its statement of operations in the same manner in which the award recipient’s costs are classified.

The fair value of each stock option grant is estimated on the date of grant using the Black-Scholes option-pricing model. The Company is a private company and lacks company-specific historical and implied volatility information for its stock. Therefore, it estimates its expected stock price volatility based on the historical volatility of publicly traded peer companies and expects to continue to do so until such time as it has adequate historical data regarding the volatility of its own traded stock price. The expected term of the Company’s stock options has been determined utilizing the “simplified” method for awards that qualify as “plain-vanilla” options. The risk-free interest rate is determined by reference to the U.S. Treasury yield curve in effect at the time of grant of the award for time periods approximately equal to the expected term of the award. Expected dividend yield is based on the fact that the Company has never paid cash dividends on common stock and does not expect to pay any cash dividends in the foreseeable future. Determining the appropriate fair value of stock-based awards requires the input of subjective assumptions. The assumptions used in calculating the fair value of stock-based awards represent management’s best estimates and involve inherent uncertainties and the application of management’s judgment. As a result, if factors change and management uses different assumptions, stock-based compensation expense could be materially different for future awards.

F-10

Income Taxes

Prior to the conversion as described in Note 1, the Company was a limited liability company and was treated as a disregarded entity for federal income tax purposes. Accordingly, under the Internal Revenue Code, all taxable income or loss flowed through to its members. Therefore, no provision for income tax had been recorded in the accompanying financial statements. Income from the Company was reported and taxed to the members on their individual tax returns.

Upon conversion to a corporation, the Company uses the liability method of accounting for income taxes as set forth in ASC 740, Income Taxes. Under the liability method, deferred taxes are determined based on the temporary differences between the financial statement and tax basis of assets and liabilities using tax rates expected to be in effect during the years in which the basis differences reverse. A valuation allowance is recorded when it is unlikely that the deferred tax assets will not be realized. We assess our income tax positions and record tax benefits for all years subject to examination based upon our evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy will be to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements.

Net Loss per Share

Net earnings or loss per share is computed by dividing net income or loss by the weighted-average number of common shares outstanding during the period, excluding shares subject to redemption or forfeiture. The Company presents basic and diluted net earnings or loss per share. Diluted net earnings or loss per share reflect the actual weighted average of common shares issued and outstanding during the period, adjusted for potentially dilutive securities outstanding. Potentially dilutive securities are excluded from the computation of the diluted net loss per share if their inclusion would be anti-dilutive. As all potentially dilutive securities are anti-dilutive as of December 31, 2021, diluted net loss per share is the same as basic net loss per share. As of December 31, 2021, potentially dilutive securities included the Company’s outstanding stock options (see Note 5). As of December 31, 2021, there were an indeterminable number of shares that were potentially dilutive based on the Company’s outstanding future equity obligations (see Note 4).

Recently Adopted Accounting Pronouncements

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) 2016-02, Leases (Topic 842). This ASU requires a lessee to recognize a right-of-use asset and a lease liability under most operating leases in its balance sheet. The ASU is effective for annual and interim periods beginning after December 15, 2021. Early adoption is permitted. The Company is currently evaluating the impact on its financial statements.

Management does not believe that any other recently issued, but not yet effective, accounting standards could have a material effect on the accompanying financial statements. As new accounting pronouncements are issued, the Company will adopt those that are applicable under the circumstances.

3.  FAIR VALUE MEASUREMENTS

The Company’s financial assets and liabilities subject to fair value measurements on a recurring basis and the level of inputs used for such measurements were as follows:

F-11

	Fair Value Measurements
	as of December 31, 2021 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$1,356,704	$1,356,704
	$-	$-	$1,356,704	$1,356,704

	Fair Value Measurements
	as of December 31, 2020 Using:
	Level 1	Level 2	Level 3	Total
Liabilities:
Future equity obligations	$-	$-	$844,996	$844,996
	$-	$-	$844,996	$844,996

The Company measures the future equity obligations at fair value based on significant inputs not observable in the market, which causes it to be classified as a Level 3 measurement within the fair value hierarchy. The valuation of the future equity obligations uses assumptions and estimates the Company believes would be made by a market participant in making the same valuation. The Company assess these assumptions and estimates on an on-going basis as additional data impacting the assumptions and estimates are obtained. Changes in the fair value of the future equity obligations related to updated assumptions and estimates are recognized within the statements of operations.

The future equity obligations may change significantly as additional data is obtained, impacting the Company’s assumptions regarding probabilities of outcomes used to estimate the fair value of the liability. In evaluating this information, considerable judgment is required to interpret the data used to develop the assumptions and estimates. The estimates of fair value may not be indicative of the amounts that could be realized in a current market exchange. Accordingly, the use of different market assumptions and/or different valuation techniques may have a material effect on the estimated fair value amounts, and such changes could materially impact the Company’s results of operations in future periods.

The Company utilized a probability-weighted average approach based on the estimated market value of the underlying securities and the potential settlement outcomes of the future equity obligations, including a liquidity event or future equity financing as well as other settlement alternatives. Both the market value of the underlying securities and the probability of the settlement outcomes include unobservable Level 3 inputs.

The following table presents changes in Level 3 liabilities measured at fair value for the years ended December 31, 2021 and 2020:

Future Equity
Obligations
Balance, December 31, 2019	$-
Issuance of future equity obligations	844,996
Balance, December 31, 2020	844,996
Return of future equity obligations	(65,662)
Change in fair value	577,370
Balance, December 31, 2021	$1,356,704

During the year ended December 31, 2020, the Company has determined that the face value of the future equity obligations approximate the fair value and no change in fair value to the future equity obligations was recorded. During the year ended December 31, 2021, the changes in the fair value resulted from an adjustment to these valuations and estimates made to the probability of the various outcomes.

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4. FUTURE EQUITY OBLIGATIONS

In 2020, the Company initiated a Regulation Crowdfunding (“Regulation CF”) offering of Crowdfunding Simple Agreement for Future Equity (“Crowd SAFE”) securities. Each Crowd SAFE agreement, which provides the right of the investors to future equity in the Company, are subject to a valuation cap of $20,000,000.

If there is an equity financing of at least $2,000,000 in gross proceeds before the instrument expires or is terminated, the Company may either continue the term of the Crowd SAFE without conversion, or issue to the investor a number of units of the CF Shadow Series, as applicable, sold in the equity financing. The CF Shadow Series represent the same type of equity interests sold (preferred or common securities) in the equity financing, however members in the Shadow Series shall have no voting rights. The number of units of the CF Shadow Series equal the purchase amount divided by the Conversion Price. The Conversion Price is equivalent to a) the Safe Price, defined as the valuation cap divided by the number of dilutive units outstanding, or b) the Discount Price, which is the price per unit of the equity interests sold with a discount rate of 10%; whichever calculation results in a greater number of equity interests. If the Company continues the term of the Crowd SAFE after the initial equity financing, and another equity financing occurs before the termination of the instrument, the Company may further continue the term of the Crowd SAFE or may issue the investor a number of units of the CF Shadow Series equal to the purchase amount by the first equity financing price.

If there is a liquidation event before the expiration or termination of the SAFE agreement, the investor will at its option either a) receive a cash payment equal to the purchase amount or b) automatically receive from the Company a number of shares of units equal to the purchase amount divided by the Liquidity Price ($20,000,000 valuation cap dividend by the number of dilutive units outstanding), if the investor fails to select the cash option. Thereafter the SAFE agreement will terminate. In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors of the SAFE agreements in full, funds will be distributed pro-rata based on the purchase amounts. In a dissolution event, SAFE Agreement holders will be paid out of remaining assets with equal priority to holders of common securities, subject to preferences of any series of preferred securities.

Financing costs, which include commissions to the Regulation CF portal and other costs of the offering, were recognized as a discount to the Crowd SAFEs and immediately accreted to face value.

In 2021, the Company entered into a SAFE with an individual investor for $50,000 under the same terms as the Crowd SAFEs above. Furthermore, the Company recorded a return of SAFEs previously committed as of December 31, 2020 for $115,662.

As of December 31, 2021 and 2020, the fair value of SAFEs were $1,356,704 and $844,996, respectively.

5. STOCKHOLDERS’ EQUITY (DEFICIT)

Limited Liability Company to Corporation Conversion

As of December 31, 2020, the Company had 20,000,000 voting units and 20,000,000 non-voting units authorized, of which 19,000,000 voting units were issued and outstanding. Upon the conversion to a corporation on March 9, 2021, the voting units were converted to 45,000,000 Class B common shares and the non-voting units were converted into Class A common shares. The Company’s member’s deficit balance was converted into $189,413 in additional paid-in capital and $390,472 in accumulated deficit.

Common Stock

As of December 31, 2021, the Company’s certificate of incorporation authorized the Company to issue a total of 110,000,000 shares of common stock, $0.00001 par value, of which 65,000,000 shares are designated as Class A common stock and 45,000,000 shares are designated as Class B common stock.

Class A common stock is not entitled to any votes on any matter that is submitted to a vote of stockholders, except as required by Delaware Law. Holders of Class A common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to Class A common stock.

Class B common stock will be entitled to one vote for each share thereof held at the record date for the determination of the stockholders entitled to vote on such matters or, if no such record date is established, the date such vote is taken, or any written consent of stockholders is solicited. The holders of the Class B common stock shall be entitled to elect, remove, and replace all directors of the Company.

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Each share of Class B common stock is convertible at any time at the option of the holder into one share of Class A common stock. Holders of our Class B common stock have no preemptive, subscription or other rights, and there are no redemption or sinking fund provisions applicable to our Class B common stock.

Class A common stock and the Class B common stock shall be entitled to receive, on a pari-passu basis, when and as declared by the Board of Directors, out of any assets of the Company legally available therefore, such dividends as may be declared from time to time by the Board of Directors.

In 2021, the Company completed a Regulation CF offering and issued 327,402 shares of Class A common stock at a value of $1.00 per share for net proceeds of $256,609, including a subscription receivable of $12,781 as of December 31, 2021.

In 2021, the Company initiated another Regulation CF offering. As of December 31, 2021, the Company has issued 49,075 shares of Class A common stock at a value of $1.00 per share for net proceeds of $42,034, including a subscription receivable of $7,042 as of December 31, 2021.

In August 2021, the Company issued 25,000 shares of Class A common stock for services for a total fair value of $25,000.

From November to December 2021, the Company issued 959,535 shares of Class A common stock to individual investors for proceeds of $870,000.

During the year ended December 31, 2021, the Company incurred additional offering costs of $55,500 pertaining to the equity financings above.

As of December 31, 2021, the Company has 1,361,012 Class A common shares issued and outstanding, and 45,000,000 Class B common shares issued and outstanding.

Janover Ventures LLC Equity Incentive Plan

In January 2020, the Company adopted the Janover Ventures LLC Equity Incentive Plan (“2020 Plan”) which provided for the grant of equity incentive shares to employees, independent contractors and advisors. The number of shares authorized by the 2020 Plan was 2,000,000 shares as of December 31, 2020. Equity incentive shares were awarded to participants in the sole discretion of the Manager.

Unless specified otherwise, 25% of the equity inventive shares were to vest immediately upon the grant, and the remaining tranches shall were to vest over the next three anniversaries of the award grant. Equity incentive shares immediately vested upon a terminating capital transaction. Equity incentive shares were to participate in all distributions of net proceeds from a terminating capital transaction based on their pro-rata ownership of the Company’s dilutive securities outstanding. Holders of equity incentive shares were not entitled to share in any other distributions made by the Company to its members.

During the year ended December 31, 2020, the Company granted 650,000 equity incentive shares to participants, of which 97,500 unvested shares had terminated. As of December 31, 2020, there were 552,000 shares outstanding and 162,500 shares had vested.

The Company utilized a discounted cash flow approach to determine the value of the equity incentive shares and determined the grant-date fair value per unit to be $0.74. Management concluded that a terminating capital transaction was not probable as of December 31, 2020, and therefore no compensation expense was recorded for the equity incentive shares.

Upon the Company’s conversion to a corporation, the Company’s 2020 Plan was converted into a newly formed equity incentive plan and all equity incentive shares were extinguished (see below).

F-14

Janover Inc. 2021 Equity Incentive Plan

In November 2021, the Board of Directors adopted the Company’s 2021 Equity Incentive Plan (the “2021 Plan”), effective as of November 1, 2021. The 2021 Plan provides for the grant of the following types of stock awards: (i) incentive stock options, (ii) non-statutory stock options, (iii) stock appreciation rights, (iv) restricted stock awards, (v) restricted stock unit awards and (vi) other stock awards. The 2021 Plan is intended to help the Company secure and retain the services of eligible award recipients, provide incentives for such persons to exert maximum efforts for the success of the Company and any affiliate and provide a means by which the eligible recipients may benefit from increases in value of our common stock. The Board will administer the 2021 Plan until a Compensation Committee is established. The Board reserved 4,500,000 shares of Class A common stock issuable upon the grant of awards. Stock options comprise all of the awards granted since the 2021 Plan’s inception. As of December 31, 2021, there were 1,883,000 shares available for grant under the 2021 Plan and the Company has granted 2,167,000 non-qualified stock options to purchase Class A common stock with exercise prices between $0.01 and $0.90 that expire ten years from the date of grant.

A summary of information related to stock options for the years ended December 31, 2021 and 2020 is as follows:

		Weighted
		Average	Intrinsic
	Options	Exercise Price	Value
Outstanding as of Dececember 31, 2020	-	$-	$-
Granted	2,617,000	0.23
Exercised	-	-
Forfeited	-	-
Outstanding as of December 31, 2021	2,617,000	$0.23	$1,765,721

Exercisable as of December 31, 2020	-	$-	$-
Exercisable as of December 31, 2021	1,257,250	$0.17	$928,918

December 31,
2021
Weighted average grant-date fair value of options granted during year	$0.75
Weighted average duration (years) to expiration of outstanding options at year-end	9.86

The following table presents, on a weighted average basis, the assumptions used in the Black-Scholes option-pricing model to determine the grant-date fair value of stock options granted:

Year Ended
December 31,
2021
Risk-free interest rate	1.26%
Expected term (in years)	5.50
Expected volatility	35.00%
Expected dividend yield	0%

The total grant-date fair value of the options granted during the year ended December 31, 2021, was $1,962,750. Stock-based compensation expense of $1,094,765 was recognized for the year ended December 31, 2021. Total unrecognized compensation cost related to non-vested stock option awards amounted to $856,645 as of December 31, 2021, which will be recognized over a weighted average period of 2.0 years.

Stock-based compensation, including options and shares issued for services was classified in the statements of operations as follows:

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Year Ended
December 31,
2021
Sales and marketing	$330,314
Research and development	28,870
General and administrative	758,081
$1,117,265

6. INCOME TAXES

As of December 31, 2021, the Company had nominal net operating loss carryforwards available to offset future taxable income, which may be carried forward indefinitely. As a result, the Company also had nominal deferred tax assets. The Company’s ability to utilize net operating loss carryforwards will depend on its ability to generate adequate future taxable income.

The Company recognizes deferred tax assets to the extent that it believes that these assets are more likely than not to be realized. In making such a determination, the Company considers all available positive and negative evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, and results of recent operations. The Company assessed the need for a valuation allowance against its net deferred tax assets and determined a full valuation allowance is required due to taxable losses for the year ended December 31, 2021 due to potential future losses that may exist as the Company plans to scale its operations. During the year ended December 31, 2021, deferred tax assets were calculated using the Company’s combined effective tax rate, which it estimated to be 21.0%. The effective rate is reduced to 0% due to the full valuation allowance on its net deferred tax assets.

The Company has evaluated its income tax positions and has determined that it does not have any uncertain tax positions. The Company will recognize interest and penalties related to any uncertain tax positions through its income tax expense.

The Company may in the future become subject to federal, state and local income taxation though it has not been since its inception, other than minimum state tax. The Company is not presently subject to any income tax audit in any taxing jurisdiction, though its 2021 tax year and any year thereafter remain open to examination.

7.  RELATED PARTY TRANACATIONS

Prior to the conversion to a corporation, the founder and Chief Executive Officer had control over 100% of the outstanding units and membership of the Company, and accounted for all contributions and distributions within members’ deficit. Upon the conversion, the founder and Chief Executive Officer’s outstanding units were converted into Class B common shares.

During the year ended December 31, 2021, the Company incurred $185,766 fees to an entity owned by the Chief Executive Officer for compensation. The amounts are included in general and administrative expenses in the statements of operations.

8. COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may be subject to pending legal proceedings and regulatory actions in the ordinary course of business. The results of such proceedings cannot be predicted with certainty, but the Company does not anticipate that the final outcome, if any, arising out of any such matters will have a material adverse effect on its business, financial condition or results of operations.

9.  SUBSEQUENT EVENTS

In January 2022, the Company granted 225,000 non-qualified stock options to purchase Class A common stock with exercise prices between $0.80 and $1.00 that expire ten years from the date of grant.

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In February 2022, the Company entered into a lease for office space. The lease expires in March 2025 with monthly base rent is ranging from approximately $4,000 to $4,700.

Management has evaluated subsequent events through March 3, 2022, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in these financial statements.

F-17

[●] Shares of Common Stock

Janover, inc.

______________________

PROSPECTUS

______________________

EF HUTTON

division of Benchmark Investments, LLC

, 2022

PART II
INFORMATION NOT REQUIRED IN THE PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by Janover Inc., or the Registrant, in connection with the sale of our common stock being registered. The Registrant will bear all of the below fees and expenses, which are inclusive of the fees and expenses incidental to the registration of our common stock. All amounts shown are estimates except for the Securities and Exchange Commission, or SEC, registration fee, the Financial Industry Regulatory Authority, Inc., or FINRA, filing fee and the Nasdaq Capital Market listing fee.

Amount
SEC registration fee	$	[●]
Nasdaq Capital Market listing fee		[●]
FINRA filing fee		[●]
Accounting fees and expenses		[●]
Legal fees and expenses		[●]
Transfer agent fees and expenses		[●]
Printing and related fees and expenses		[●]
Miscellaneous fees and expenses		[●]
Total	$	[●]

Item 14. Indemnification of Directors and Officers

Section 145 of the Delaware General Corporation Law authorizes a court to award, or a corporation’s board of directors to grant, indemnity to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended, or the Securities Act. Our amended and restated certificate of incorporation that will be filed and effective immediately following the closing of this offering permits indemnification of our directors, officers, employees and other agents to the maximum extent permitted by the Delaware General Corporation Law, and our amended and restated bylaws that will be adopted and effective immediately prior to the closing of this offering provide that we will indemnify our directors and officers and permit us to indemnify our employees and other agents, in each case to the maximum extent permitted by the Delaware General Corporation Law.

We have entered into indemnification agreements with our directors and officers, whereby we have agreed to indemnify our directors and officers to the fullest extent permitted by law, including indemnification against expenses and liabilities incurred in legal proceedings to which the director or officer was, or is threatened to be made, a party by reason of the fact that such director or officer is or was a director, officer, employee or agent of our company, provided that such director or officer acted in good faith and in a manner that the director or officer reasonably believed to be in, or not opposed to, our best interests. At present, there is no pending litigation or proceeding involving any of our directors or officers regarding which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

We maintain insurance policies that indemnify our directors and officers against various liabilities arising under the Securities Act and the Securities Exchange Act of 1934, as amended, that might be incurred by any director or officer in his or her capacity as such.

The underwriters are obligated, under certain circumstances, pursuant to the underwriting agreement filed as Exhibit 1.1 hereto, to indemnify us, our officers and our directors against liabilities under the Securities Act.

Item 15. Recent Sales of Unregistered Securities

During the past three years, we issued the following securities, which were not registered under the Securities Act.

•	In 2021, the Company completed a Regulation CF offering and issued 327,402 shares of Class A common stock at a value of $1.00 per share for net proceeds of $256,609, including a subscription receivable of $12,781 as of December 31, 2021.

II-1

•	In 2021, the Company initiated another Regulation CF offering. As of December 31, 2021, the Company has issued 49,075 shares of Class A common stock at a value of $1.00 per share for net proceeds of $42,034, including a subscription receivable of $7,042 as of December 31, 2021.

•	In August 2021, the Company issued 25,000 shares of Class A common stock for services for a total fair value of $25,000.

•	From November to December 2021, the Company issued 959,535 shares of Class A common stock to individual investors for proceeds of $870,000.

•	During the year ended December 31, 2021, the Company incurred additional offering costs of $55,500 pertaining to the equity financings above.

•	As of December 31, 2021, the Company has 1,361,012 Class A common shares issued and outstanding, and 45,000,000 Class B common shares issued and outstanding.

The issuance of these securities was made in reliance upon the exemption from the registration requirements of Section 5 of the Securities Act provided by Section 4(a)(2) of the Securities Act due the fact that such issuances did not involve a public offering of securities and no solicitation or advertisement was made.

Item 16. Exhibits.

(a) Exhibits.

Exhibit No.	Description
1.1*	Form of Underwriting Agreement
3.1*	Amended and Restated Certificate of Incorporation of the registrant. (incorporated by reference [●])
3.2*	Amended and Restated Bylaws of the registrant. (incorporated by reference [●])
4.1*	Form of common stock certificate of the registrant. (incorporated by reference [●])
4.2*	Form of Representative’s Warrant (included in Exhibit 1.1)
4.3*	Certificate of Share Designation of Series A Preferred Stock (incorporated by reference [●])
5.1*	Opinion of Carmel, Milazzo & Feil LLP.
10.1*	Form of Indemnification Agreement between the registrant and each of its directors and executive officers. (incorporated by reference [●])
10.2*	Janover Inc. 2021 Stock Plan (incorporated by reference [●])
10.3*
10.4*
10.5*	Form of Independent Director Agreement between Janover Inc. and each independent director (incorporated by reference [●])
10.6*	Form of Indemnification Agreement between Janover Inc. and each independent director (incorporated by reference [●])
21.1*	List of Subsidiaries (incorporated by reference to Exhibit 21.1 to Amendment No. 1 to Registration Statement on Form S-1/A filed on January 31, 2021)
23.1*	Consent of [●] for Janover Inc.
23.2*	Consent of Carmel, Milazzo & Feil LLP (included in Exhibit 5.1)
99.1*	Consent of [●] (Director Nominee) (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-1 filed on [●], 2022)
99.2*	Consent of [●] (Director Nominee) (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-1 filed on [●], 2022)
99.3*	Consent of [●] (Director Nominee) (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-1 filed on [●], 2022)
99.4*	Consent of [●] (Director Nominee) (incorporated by reference to Exhibit 99.1 to Registration Statement on Form S-1 filed on [●], 2022)
107*	Exhibit Filing Fees

*	To be filed by amendment.
†	Executive compensation plan or arrangement

(b) Financial Statement Schedules.

All financial statement schedules are omitted because the information called for is not required or is shown either in the financial statements or in the notes thereto.

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Item 17. Undertakings

The undersigned registrant hereby undertakes to provide to the underwriters at the closing specified in the underwriting agreement, certificates in such denominations and registered in such names as required by the underwriters to permit prompt delivery to each purchaser.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned registrant hereby undertakes that:

(1)	For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For purposes of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

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SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on May [●], 2022.

JANOVER INC.

By:
Blake Janover Chief Executive Officer

Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

SIGNATURE	TITLE	DATE

	Chief Executive Officer, President and Chairman of the Board of Directors (Principal Executive Officer)	May [●], 2022

	Chief Financial Officer (Principal Financial and Accounting Officer)	May [●], 2022

	Director	May [●], 2022

	Director	May [●], 2022